As filed with the Securities and Exchange Commission on July 28, 2000

                                                 Registration Statement No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                     Iroquois Gas Transmission System, L.P.
             (Exact name of Registrant as specified in its charter)

           Delaware                               4922                       06-1285387
(State or other jurisdiction of      (Primary Standard Industrial        (I.R.S. Employer
 incorporation or organization)       Classification Code Number)      Identification Number)

                                 ---------------
                               One Corporate Drive
                                    Suite 600
                             Shelton, CT 06484-6211
                                 (203) 925-7200
          (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                                 ---------------
                             Jeffrey A. Bruner, Esq.
                  Vice President, General Counsel and Secretary
                     Iroquois Gas Transmission System, L.P.
                               One Corporate Drive
                                    Suite 600
                             Shelton, CT 06484-6211
                                 (203) 925-7200
       (Name, address, including zip code, and telephone number, including area code, of agent for process)
                                 ---------------

                                 with copies to

                           Faith D. Grossnickle, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                               New York, NY 10022
                                  212-848-4000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

--------------------------------------------------------------------------------------------------------
     Title of Each Class of        Amount to    Proposed Maximum    Proposed Maximum       Amount of
  Securities to be Registered         be         Offering Price         Aggregate       Registration Fee
                                   Registered       per Note         Offering Price
--------------------------------------------------------------------------------------------------------
  8.68% Senior Notes due 2010     $200,000,000        100%            $200,000,000         $52,800
--------------------------------------------------------------------------------------------------------

         This Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                   Subject to Completion, Dated July 28, 2000

                     Iroquois Gas Transmission System, L.P.

                                OFFER TO EXCHANGE
                           8.68% Senior Notes due 2010
                               for all outstanding
                           8.68% Senior Notes due 2010
                   ($200,000,000 principal amount outstanding)
                                       of
                     Iroquois Gas Transmission System, L.P.
                             Terms of Exchange Offer

    o    Expires 5:00 p.m., New York City time, on , 2000, unless extended

    o Not subject to any other condition other than that the exchange offer does not violate applicable law or any applicable interpretation of the Staff of the Securities and Exchange Commission

    o All old notes that are validly tendered and not validly withdrawn will be exchanged

    o Tenders of old notes may be withdrawn by you any time prior to 5:00 p.m., New York City time, on the date of the expiration of the exchange offer

    o The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes

    o    We will not receive any proceeds from the exchange offer

    o The terms of the exchange notes to be issued are substantially similar to the old notes, except for transfer restrictions and registration rights relating to the old notes

                                 ---------------

    If you are a broker-dealer that receives exchange notes for your own account you must acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an "underwriter" within the meaning of the Securities Act. You may use this prospectus, as we may amend or supplement it in the future for your resales of exchange notes. We will make this prospectus available to any broker-dealer for use in connection with any such resale for a period of 180 days after the date of expiration of this exchange offer.

    See "Risk Factors" beginning on page 14 for a discussion of certain matters that should be considered by prospective investors.

                                 ---------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                      The date of this prospectus is , 2000

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. We are offering to exchange notes only in places where the exchange offer or the acceptance of old notes is permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus. Our business, financial conditions, results of operations and prospects may have changed since the date of this prospectus.

                           FORWARD-LOOKING STATEMENTS

         This prospectus includes statements that are "forward-looking" (as defined in the Private Securities Litigation Reform Act of 1995). We have based these forward-looking statements on our current expectations and projections about future events. Words such as "proposed," "believes," "expects," "estimates," "may," "intends," "will," "should" or "anticipates" and similar expressions or their negatives identify forward-looking statements. Examples of forward-looking statements that are not historical in nature include those regarding:

         o trends and outlook in the natural gas transportation industry and market;

         o        forecast of growth in natural gas demand and supply;

         o        our competitiveness in the natural gas transportation market;

         o our business and growth strategies, including attracting new shippers and expanding our pipeline system to add new markets not currently served by us;

         o        the effects of regulations; and

         o our anticipated future revenues, capital spending and financial resources.

         All of the forward-looking statements included in this prospectus are subject to risks and uncertainties that may cause our actual results or performance to differ from any future results or performance expressed or implied by the forward-looking statements. These risks and uncertainties include, among other things:

         o competition and other factors that may affect our ability to maintain our existing shippers or acquire new shippers;

         o changes in our business strategy or expansion plans or inability to achieve our projections;

         o        regulatory, legislative and judicial developments;

         o        dependence on our shippers for revenues; and

         o dependence on availability of Western Canada natural gas reserves.

         Certain of these factors are discussed in more detail elsewhere, including, without limitation, under the captions "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Other matters set forth in this prospectus may also cause actual results in the future to differ materially from those described in the forward-looking statements. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                              AVAILABLE INFORMATION

         This prospectus incorporates important business and financial information about us from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this prospectus (other than exhibits to those documents) by requesting them in writing or by telephone from us at the following address:

         Iroquois Gas Transmission System, L.P.
         One Corporate Drive, Suite 600
         Shelton, Connecticut  06484-6211
         Attention:  Paul Bailey
         Telephone:  (203) 925-7200

You will not be charged for any documents that you request. If you would like to
request documents, please do so by        , 2000 in order to receive them before
the exchange offer expires on         , 2000.

         We have filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act") for the registration of the exchange notes offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibit and schedules to the registration statement as permitted by the rules and regulations of the SEC. For further information, with respect to us or the exchange notes offered in this prospectus, you should refer to the registration statement, including the related exhibits and schedules thereto. With respect to each document filed with the SEC as an exhibit to the registration statement, you should refer to the exhibits for a more complete description of the matter involved, and each discussion in this prospectus of any document filed as an exhibit to the registration statement is qualified in its entirety by reference to the relevant exhibit.

         In connection with the exchange offer, we will become subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, will file reports and other information with the SEC. The registration statement and the reports and other information we file can be inspected and copied at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and the regional offices of the SEC located at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of these materials may be obtained from the Public Reference Section of the SEC, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its public reference facilities in New York, New York and Chicago, Illinois at prescribed rates. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. You may also access this information electronically through the SEC's web page on the Internet at http://www.sec.gov. This website contains reports, proxy statements and other information regarding registrants such as ourselves that have filed electronically with the SEC.

         We will furnish to each holder of the exchange notes and the trustee for the exchange notes copies of the reports required to be filed with the SEC under the Exchange Act, without cost to such holder. Even if we are not required to file reports with the SEC, we will make such filings with the SEC. Furthermore, we will provide the trustee for the exchange notes and each holder of the exchange notes annual reports containing the information required to be contained in Form 10-K, and quarterly reports containing the information required to be contained in Form 10-Q promulgated by the Exchange Act.

                      (This page intentionally left blank)

                               PROSPECTUS SUMMARY

         The following summary highlights selected information from this document and does not contain all of the information that you should consider before participating in this exchange offer. You should read the entire prospectus carefully, including the "Risk Factors" section. Unless otherwise specified, references in this prospectus to "$" or "dollars" are to United States dollars. As used in this prospectus, the words "we," "ours," "us" and "Iroquois" refer to Iroquois Gas Transmission System, L.P. and its subsidiaries, except where the context otherwise requires.

                                 Our Partnership

         We are a Delaware limited partnership. We were formed for the purpose of constructing, owning and operating a 375-mile interstate natural gas transmission pipeline from the Canada-United States border near Waddington, New York to South Commack, Long Island, New York. We commenced full operations on January 25, 1992, creating a link between markets in the states of Connecticut, Massachusetts, New Hampshire, New Jersey, New York and Rhode Island, and Western Canada natural gas supplies. Our pipeline system connects with four major pipelines in these states, including the pipeline system of TransCanada PipeLines Limited (the "TransCanada System") in eastern Ontario.

         We provide transportation service to our shippers under transportation service contracts which provide for either firm reserved service or interruptible service. Firm reserved transportation service contracts are either long-term (multi-year contracts) or short-term (contracts of less than one year). Currently we have 33 shippers under long-term firm reserved transportation service contracts and our pipeline system's contracted capacity of 987 thousands of dekatherms per day, or MDth/d, is fully subscribed. Approximately 89% of our capacity is contracted under firm reserved transportation service contracts which continue until at least 2011.

         We are exclusively a transporter of natural gas in interstate commerce and operate under authority granted by the Federal Energy Regulatory Commission, or FERC. As initially approved by the FERC, our pipeline system had the capacity to transport 588 MDth/d of gas under 20 long-term firm reserved transportation service contracts. In May 1992, the FERC approved construction of our first compressor station located in Wright, New York. This station went into service in November 1993 and by that year end, the volumes under contract were increased to 648.6 MDth/d. A second compressor station, in Croghan, New York, was commissioned in December 1994, expanding volumes under contract to 758.9 MDth/d. Our third compressor station, located in Athens, New York, commenced operation on November 1, 1998 and volumes under contract increased to 997 MDth/d.

         In 1999, we had income before taxes of approximately $39.8 million on net operating revenues of $123.9 million. At December 31, 1999, our total partners' equity was approximately $227.4 million and our total assets were $594.9 million. We made cash distributions to our partners of $25.0 million during 1999.

         Our partners and their respective interests in our partnership are as follows:

                                                                     Percentage
                                                                      Ownership
Ultimate Parent of Partner          Name of Partner                   Interest
--------------------------          ---------------                  ----------

TransCanada PipeLines               TransCanada Iroquois Ltd.           29.0%
   Limited                          TCPL Northeast Ltd.                  6.0%

KeySpan Energy Corporation          NorthEast Transmission              19.4%
                                        Company
                                    LILCO Energy Systems, Inc.           1.0%

Dominion Resources, Inc.            Dominion Iroquois, Inc.             16.0%

The Coastal Corporation(1)          ANR Iroquois, Inc.                   9.4%
                                    ANR New England Pipeline Co.         6.6%

PG&E Generating Company             JMC-Iroquois, Inc.                  4.93%

CTG Resources, Inc.                 TEN Transmission Company            4.87%

New Jersey Resources                NJNR Pipeline Company                2.8%
     Corporation
--------------------

(1) On January 18, 2000, El Paso Energy Corp. ("El Paso") and The Coastal Corporation ("Coastal") announced plans for the merger of El Paso and Coastal. Each share of Coastal common stock will be converted into El Paso common stock. It is expected that the merger will be completed during the fourth quarter of 2000.

         Iroquois Pipeline Operating Company ("IPOC"), our wholly owned subsidiary, is the operator of our pipeline and is responsible for the day-to-day management of our pipeline system pursuant to an operating agreement entered into on January 14, 1989.

                           Tariff Structure and Rates

         We are currently operating under a tariff structure and rates subject to the jurisdiction of the FERC. Our tariff sets forth the rates and charges that we may bill our shippers for the transportation of gas over our pipeline system. The objective of FERC's rate-setting process is to provide an interstate pipeline with recovery of costs of constructing, owning, operating and maintaining the pipeline that have been prudently incurred and to afford the pipeline an opportunity to earn a reasonable rate of return. Our rates for firm reserved transportation services (the source of most of our revenues) under the rate schedule in our FERC approved tariff consist of two primary elements: a "demand" component based on pipeline system capacity reserved and a "variable" component based on throughput. Nearly all of our costs (including debt service and equity return) are considered fixed and are recovered through the demand component in our rates. Variable costs, such as costs incurred to maintain our compressor stations, are recovered based on the volume of gas transported through our system. Our rates are reviewed in FERC proceedings known as rate cases.

         The FERC certificate which approved the construction of our pipeline was issued on November 14, 1990. Included in this certificate was the requirement that we file two rate cases. The first, filed in 1993, resulted in a rate decrease of about 6.5% from the initial certificated rates. This decrease in rates had a minimal impact on our revenues due to the addition of our second compressor station at Croghan, New York and the subsequent increase in volumes transported. The second rate case, filed in 1996, led to a rate reduction of over 32%. This reduction was due to a higher throughput volume and a lower operating cost. Additionally, FERC imposed a lower rate of depreciation and a lower rate of equity return. To counteract the cashflow impact of this rate reduction and potential future rate reductions, if any, we are pursuing a strategy of expansion by adding new markets not currently served by us, as well as increasing volume and shippers in existing markets along our pipeline system.

         During the latter part of 1999, we held negotiations with our shippers which led to a rate settlement regarding our approved tariff for the next four years. This settlement was filed with the FERC on December 17, 1999, and subsequently received FERC approval on February 10, 2000. The settlement provides for a schedule of rate reductions through the year 2003, generally precludes additional rate cases during this period initiated by us or any settling party, and resolves all rate matters outstanding from our previous two rate cases.

                                  Our Shippers

         Currently, we have 33 shippers under long-term firm reserved transportation service contracts on our pipeline system including major electric and gas utility companies, marketers, gas producers and independent power producers. No shipper represents more than 10% of the contracted firm reserved transportation capacity of our pipeline system. The 10 largest shippers, in terms of transportation commitments, represent approximately 64% of the contracted firm reserved transportation capacity of our pipeline system. Approximately 44% of our pipeline system's firm reserved transportation capacity is contracted to our partners or their affiliates.

         Approximately 73% of our pipeline system's transportation capacity has been contracted by shippers who are or whose guarantors are rated investment grade by a nationally recognized credit rating agency. Approximately 21% of our capacity has been contracted by other shippers who are either non-investment grade rated or not rated but who have been accepted by us in accordance with our tariff guidelines as being of sufficient financial strength not to require the posting of credit support in connection with their transportation service contracts. The remaining capacity, approximately 6%, has been contracted by shippers who have agreed to post letters of credit in an amount equal to three months of demand charges pursuant to their transportation service contract or who have made other credit support arrangements that we find satisfactory.

                Our Business Strategy and Competitive Advantages

         Our business strategy is to increase revenues and operating cash flow by expanding our geographic and customer base in the states of Connecticut, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Vermont, which we refer to as the Northeast, while maintaining our existing shippers as their contracts roll over. We will pursue this strategy by continuing to offer cost effective, reliable transportation services to premium markets. We are working to make our pipeline system a Northeast hub and the pipeline system of choice in this region through selective expansions and development of new products and services.

Expansions

         We believe that opportunities exist for future expansion of our pipeline system by adding incremental markets, installing additional compression and extending our pipeline system to serve major new end users and to interconnect with other pipeline systems. In particular:

         o We intend to expand our system to target the growing electric power generation market in the Northeast, with particular emphasis on proposed facilities that are close to our mainline. The mainline route, through New York and Connecticut, provides a number of sites with ready access to the electric grid. Our pipeline system's high-pressure design gives us a competitive advantage in serving modern electric generation facilities.

         o We are able to expand our pipeline system at a low cost through additional compression and we intend to utilize such low cost expansion capabilities to add new shippers in new markets while maintaining competitive rates.

         o We will manage the size of our pipeline system expansions to balance existing and incremental market volumes and avoid excess capacity.

         We have several proposed expansions currently under consideration, which are discussed in the "Business" section of this prospectus.

Development of New Products and Services

         We will continue to develop custom products and services which provide value to selected market niches, such as the electric power generation sector and large energy marketers, as well as our traditional customers, the local distribution companies. Due to the unique capabilities of our "state of the art" high-pressure pipeline system, we have a distinct advantage in developing a variety of specialized services which cannot be provided, or provided cost effectively, by competing pipelines in the Northeast. In particular:

         o Our modern facilities enable us to provide a variety of sought after services which can be customized to provide added value to the operating capabilities of a particular shipper (for example, balancing or swing services which allow a shipper, such as an electric power generator, to modify the amount and timing of gas deliveries to match the operating profile of its plant).

         o Through market expansions and the opportunities created by our interconnection with four other major pipelines in the Northeast (Algonquin Gas Transmission Company, Dominion Transmission Corporation, Tennessee Gas Pipeline Company and the TransCanada System), we expect our pipeline system to become a Northeast hub, providing our shippers with increasingly diversified sources of gas supply and consumer markets. The development of our system as a Northeast hub will effectively create a more liquid market for buying and selling gas and transportation capacity.

         o As our hub strategy develops and we add incremental end-use markets, we intend to construct or lease storage facilities which will enhance the attractiveness, availability and reliability of the services we provide to our shippers.

Competitive Advantages

         We believe that we are one of the most technologically advanced pipelines in the Northeast and have a number of competitive advantages over other pipeline systems, including:

         o The ability to expand our system at a low cost through additional compression.

         o The ability to operate at a pressure considerably higher than other pipelines in the region.

         o The use of up-to-date satellite controls for real-time operation and measurement to provide operational advantages, particularly in serving the electric power generation market.

         o The ability to deliver gas to our shippers at strategically important delivery points, in particular, our interconnection with the New York Facilities System at South Commack, Long Island.

         o The ability to easily transport gas to some of the largest growth markets, such as New York City. We also have access to potential new sites via our existing mainline through the Long Island Sound, providing us several opportunities to expand into new market areas that cannot be readily accessed by our competitors.

                                    Financing

         On June 11, 1991, we entered into a $522.6 million loan agreement in connection with the construction of our pipeline system. The outstanding balance under the loan agreement and two subsequent expansion loan agreements, which we refer to as the original loan agreements, at May 2, 2000, was $322.3 million. On the closing date of the offering of the old notes, we entered into new credit facilities consisting of a $200 million 9-year term loan facility and a $10 million 364-day revolving credit facility. The outstanding balance under the original loan agreements was repaid with the proceeds from the old notes and a $200 million borrowing under the term loan facility on the closing date of the offering of the old notes.

         Pursuant to the original loan agreements, we entered into interest rate swap agreements to hedge the interest rate on the original loan agreements. As part of the refinancing, we terminated all of the original swap agreements. The new credit facilities do not require us to enter into an interest rate swap agreement. In order to provide interest rate certainty for FERC rate-making and general business purposes, however, we may enter into new swap agreements, so that the interest rate on at least 50% of the outstanding balance of new credit facilities is fixed or capped.

                   Summary of the Terms of the Exchange Offer

                  On May 30, 2000, we issued $200 million principal amount of unregistered 8.68% senior notes. On the same day, we and the initial purchasers entered into the exchange and registration rights agreement in which we agreed that you, as a holder of the old notes, would be entitled to exchange your notes for registered notes with substantially identical terms. This exchange offer is intended to satisfy these rights. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your notes. The exchange notes will be our obligations and are entitled to the benefits of the indenture relating to the old notes. The form and terms of the exchange notes are identical in all material respects to the form and terms of the old notes, except:

         o the exchange notes have been registered under the Securities Act, and therefore contain no restrictive legends; and

         o the exchange notes are not entitled to the benefits of the registration rights granted under the exchange and registration rights agreement.

The Exchange Offer.................   We are offering to exchange $1,000
                                      principal amount of 8.68% senior notes due
                                      2010 which have been registered under the Securities Act of 1933, which we refer to as exchange notes, for each $1,000 principal amount of our 8.68% senior notes due 2010, which we refer to as old notes.

                                      As of the date of the prospectus, $200
                                      million in aggregate principal amount of old notes are outstanding.

                                      We will refer to the exchange notes and
                                      the old notes, together, as the notes.

Resale of the Exchange
     Notes.........................   Based on interpretative letters of the SEC
                                      staff to third parties unrelated to us, we believe that you can resell and transfer exchange notes you receive pursuant to the exchange offer, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

                                      o    you are acquiring the exchange notes
                                           in the ordinary course of business;

                                      o    you are not participating, do not
                                           intend to participate, and have no
                                           arrangement or understanding with any
                                           person to participate, in the
                                           distribution of the exchange notes;

                                      o    you are not a broker-dealer who
                                           purchased the old notes directly from
                                           us for resale pursuant to Rule 144A
                                           or any other available exemption
                                           under the Securities Act; and

                                      o    you are not an "affiliate" of ours.

                                      If you wish to accept the exchange offer, you must represent to us that these conditions have been met.

                                      If our belief is inaccurate and you
                                      transfer any exchange note without
                                      delivering a prospectus meeting the
                                      requirements of the Securities Act or
                                      without an exemption from registration of your notes from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability, but we do not believe that any such liability should exist.

Expiration of Exchange Offer.......   The exchange offer will expire at 5:00
                                      p.m., New York City time, on       , 2000,
                                      unless we decide to extend the expiration date.

Accrued Interest on the
     Exchange Notes and the
     Old Notes.....................   The exchange notes will bear interest from
                                      May 30, 2000. If your notes are accepted for exchange, you will be deemed to have waived the right to receive any payment in respect of interest on such notes accrued from May 30, 2000 to the date of the issuance of the exchange notes.
                                      Consequently, you will receive the same
                                      interest payment on October 31, 2000 (the first interest payment date with respect to the old notes and the exchange notes) that you would have received had you not accepted the exchange offer.

Termination of the Exchange
     Offer.........................   We may terminate the exchange offer if we
                                      determine that our ability to proceed with the exchange offer could be materially impaired due to any legal or governmental action, new law, statute, rule or regulation or any interpretation of the staff of the SEC of any existing law, statute, rule or regulation. We do not expect any of the foregoing conditions to occur, although we cannot assure you that such conditions will not occur. You will have certain rights against our company under the registration rights agreement should we fail to consummate the exchange offer.

Procedures for Tendering
     Old Notes.....................   If you wish to participate in the exchange
                                      offer, you must complete, sign and date an original or faxed letter of transmittal in accordance with the instructions contained in the letter of transmittal accompanying this prospectus. Then you must mail, fax or deliver the completed letter of transmittal, together with the old notes you wish to exchange and any other required documentation to The Chase
                                      Manhattan Bank, which is acting as
                                      exchange agent. Its address appears on the letter of transmittal. If you hold old notes through The Depository Trust Company
                                      ("DTC") and wish to participate in the
                                      exchange offer, you must comply with DTC's
                                      Automated Tender Offer Program procedures, by which you will agree to be bound by the letter of transmittal.

Broker-dealers.....................   If you are a broker-dealer that will
                                      receive exchange notes for your own
                                      account in exchange for old notes that you acquired as a result of your market-making or other trading activities, you will be required to acknowledge in the letter of transmittal that you will deliver a prospectus in connection with any resale of the exchange notes.

                                      The letter of transmittal states that by
                                      so acknowledging and by delivering a
                                      prospectus, you will not be deemed to
                                      admit that you are an "underwriter" within
                                      the meaning of the Securities Act. You may
                                      use this prospectus, as we may amend or
                                      supplement it in the future for your
                                      resales of exchange notes. We will make
                                      this prospectus available to any
                                      broker-dealer for use in connection with
                                      any such resale for a period of 180 days
                                      after the date of expiration of this
                                      exchange offer. See "Plan of
                                      Distribution."
Special Procedures for
     Beneficial Owners.............   If your old notes are held through a
                                      broker, dealer, commercial bank, trust
                                      company or other nominee and you wish to tender such notes, you should contact such entity promptly and instruct it to tender your notes on your behalf.

Guaranteed Delivery
      Procedures for Old Notes......  If you cannot meet the expiration date deadline, or you cannot deliver your old notes, the letter of transmittal or any other documentation or comply with the applicable procedures under DTC's Automated Tender Offer Program on time, then you may tender your old notes according to the guaranteed delivery procedures set forth under "The Exchange Offer - Guaranteed Delivery Procedures."

Withdrawal Rights..................   You may withdraw the tender of your old
                                      notes at any time prior to 5:00 p.m., New
                                      York City time, on , 2000, the business
                                      day prior to the expiration date, unless your notes were previously accepted for exchange.

Consequences of Failure to
     Exchange......................   If you are eligible to participate in this
                                      exchange offer and you do not tender your old notes as described in this prospectus, you will not have any further registration or exchange rights. In that case, your old notes will continue to be subject to restrictions on transfer. As a result of such restrictions and the availability of registered new notes, the old notes are likely to be a much less liquid securities than before. The old notes will, following consummation of the exchange offer, bear interest at the same rate as the exchange notes.

Certain U.S. Federal Income
     Tax Consequences..............   The exchange of the old notes for exchange
                                      notes pursuant to the exchange offer will not be a taxable exchange for United
                                      States federal income tax purposes. We
                                      believe that you will
                                      not recognize any taxable gain or loss
                                      solely as a result of such exchange.

Use of Proceeds....................   We will not receive any proceeds from the
                                      issuance of exchange notes pursuant to the exchange offer. We will pay all expenses incident to the exchange offer.

Exchange Agents for
     Old Notes.....................   Chase Manhattan Bank, the trustee under
                                      the indenture for the old notes, is
                                      serving as the exchange agent in
                                      connection with the exchange offer. The
                                      exchange agent can be reached at The Chase
                                      Manhattan Bank, 55 Water Street, New York,
                                      NY 10041-0199, Attention: Capital Markets
                                      Fiduciary Services. For more information with respect to the exchange offer, the telephone number of the exchange agent is
                                      (212) 638-0828 and the facsimile number
                                      for the exchange agent is (212) 638-7375.
                                      The Chase Manhattan Bank also serves as
                                      trustee under the Indenture for the
                                      exchange offer.

                        Description of the Exchange Notes

                  The following summarized provisions are subject to a number of important exceptions and qualifications, which are described under the heading "Description of the Exchange Notes" in this prospectus.

Notes Offered....................  $200,000,000 principal amount of 8.68% senior notes due 2010.

Ratings..........................  The exchange notes have ratings of "A3" from
                                   Moody's and "BBB+" from S&P.

Maturity Date....................  April 30, 2010.

Interest Payment Dates...........  April 30 and October 31 of each year, commencing on October 31, 2000.

Mandatory Redemption.............  The exchange notes will be subject to mandatory redemption, in whole or in part, upon the occurrence of certain losses of or damage to, or any condemnation or other taking with respect to, our pipeline system. If any such loss or occurrence is valued at greater than $100 million, we will redeem the exchange notes in an amount equal to the loss proceeds allocable to the exchange notes. If any such loss or occurrence is valued at greater than or equal to $10 million but less than $100 million, we may, at our option, either rebuild or repair the pipeline or redeem the exchange notes in an amount equal to the loss proceeds allocable to the exchange notes. The redemption price in these cases will be the principal amount to be redeemed plus accrued and unpaid interest.

Optional Redemption..............  The exchange notes are redeemable at our option, in whole or in part, at any time. The redemption price is the principal amount of the exchange notes redeemed plus accrued and unpaid interest plus a make-whole premium based on a discount rate of 35 basis points over an appropriate treasury rate.

Obligations Nonrecourse to
     Our Partners and
     Affiliates..................  Payments of principal, premium if any, and interest on the exchange notes will be solely our obligations. None of our affiliates or partners, affiliates of our partners, or any officer, director or employee of our partners or us will guarantee the payment of the exchange notes or will have any liability for any of our obligations under the exchange notes.

Covenants........................  The indenture governing the exchange notes will contain covenants that, among other things, will limit our ability to:

                                   o    incur additional indebtedness,

                                   o    create certain liens,

                                   o    enter into sale and leaseback
                                        transactions,

                                   o    initiate certain changes in our firm
                                        reserved transportation service
                                        contracts, certain associated documents
                                        or the operating agreement with IPOC,
                                        which we refer to as the primary
                                        agreements,

                                   o    initiate certain changes to, modify or
                                        terminate our rate schedule,

                                   o    make certain investments or engage in
                                        new lines of business,

                                   o    enter into transactions with affiliates,

                                   o    establish subsidiaries,

                                   o    make distributions to our partners,

                                   o    consolidate, merge or transfer all or
                                        substantially all of our assets, or

                                   o    sell certain assets.

                                   We are also required under the indenture, among other things, to maintain our existence as a limited partnership, enforce the primary agreements, provide certain financial statements to the trustee and maintain insurance.

Events of Default................  The indenture provides for events of default, subject to applicable cure periods,
                                   including:

                                   o    failure to pay amounts on the exchange
                                        notes and old notes when due,

                                   o    failure to pay amounts when due on any
                                        of our other indebtedness aggregating
                                        $10 million or more,

                                   o breach of covenants under the indenture, and

                                   o    bankruptcy or insolvency of our
                                        partnership or any significant
                                        subsidiary.

Cure Rights......................  Any of our partners will have the unconditional right to cure an event of
                                   default with respect to any of our payment obligations under the indenture.

Trustee..........................  The Chase Manhattan Bank.

                          SUMMARY FINANCIAL INFORMATION

         The summary financial information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our financial statements, including the notes thereto, appearing elsewhere in this prospectus. The income statement, balance sheet and cash flow data for the years ended December 31, 1995, 1996, 1997, 1998 and 1999 have been derived from our financial statements, which have been audited by PricewaterhouseCoopers LLP, independent auditors. The income statement, balance sheet and cash flow data as of and from the six-month periods ended June 30, 1999 and 2000 are derived from the unaudited consolidated statement of Iroquois.

                                                                                                                  Six months
                                                            Year ended December 31,                             ended June 30,
                                         --------------------------------------------------------------     ----------------------
                                            1995        1996       1997       1998          1999              1999       2000
                                         --------------------------------------------------------------     ----------------------
                                                                (In thousands of dollars, except ratios)
Income Statement Data:
Net operating revenues ...............   $151,129    $154,379   $153,652    $140,371      $123,919(1)      $ 62,824    $ 64,493
Operating Expenses:
Operations ...........................     24,534      22,538     23,988      21,703        21,534           10,045      10,255
Depreciation and amortization ........     31,416      31,243     32,094      29,795        21,976           10,570      11,933
Taxes other than income taxes ........      9,697       9,607     10,266      10,390        11,449            5,324       5,520
                                         --------    --------   --------    --------      --------         --------    --------
Total operating expenses .............     65,647      63,388     66,348      61,888        54,959           25,939      27,708
Operating income .....................     85,482      90,991     87,304      78,483        68,960           36,885      36,785
Other income and (expenses) ..........    (22,496)      1,131      4,180       6,758(2)      1,419              754         939
                                         --------    --------   --------    --------      --------         --------    --------
Income before interest
charges and taxes ....................     62,986      92,122     91,484      85,241        70,379           37,139      37,724
Net interest expense .................     40,447      37,855      4,990      32,476        30,621           15,406      14,730
                                         --------    --------   --------    --------      --------         --------    --------
Income before taxes ..................     22,539      54,267     56,494      52,765        39,758           22,233      22,994
Provisions for taxes(3) ..............     16,392      22,163      2,408      20,788        15,580            8,672       8,776
                                         --------    --------   --------    --------      --------         --------    --------
Net income ...........................   $  6,147    $ 32,104   $ 34,086    $ 31,977      $ 24,178         $ 13,561    $ 14,218
                                         ========    ========   ========    ========      ========         ========    ========

Cash Flow Data:
Net cash provided by operating
activities ...........................   $ 72,284    $ 60,589   $ 87,116    $ 83,899      $ 57,961         $ 30,168    $ 30,134
Capital expenditures .................     (7,893)     (4,358)   (14,719)    (14,172)       (7,718)          (2,628)     (3,444)
Other Data:
Ratio of earnings to fixed
charges(4) ...........................       1.56        2.43       2.60        2.59          2.30             2.44        2.56
Net cash available for debt
service(5) ...........................   $ 98,724    $114,824   $107,571    $115,283      $ 83,736         $ 44,897    $ 48,828
Mandatory debt service(6) ............     72,366      68,894     65,602      62,296        59,774           30,153      28,937
Debt service coverage ratio(7) .......       1.36        1.67       1.64        1.85          1.40             1.49        1.69

Balance Sheet Data (at End of Period):
Net property, plant and equipment ....   $617,854    $580,592   $563,766    $548,832      $534,806         $541,006    $526,729
Total assets .........................    702,555     655,599    624,505     606,870       594,851          609,920     626,188
Long-term debt, including current
maturities ...........................    454,485     423,817    394,111     365,388       336,664          351,043     400,000
Partners' capital ....................    179,488     198,371    199,865     212,630       227,388          234,862     200,382

----------

(1) Total revenues decreased in 1999 compared to 1998 due to the implementation of a rate reduction, as more fully described in Note 6 to the financial statements attached to this prospectus.

(2) Includes settlement income for releasing a shipper from its remaining long-term firm reserved transportation service contract.

(3) The payment of income taxes is the responsibility of our partners and does not reduce cash available for debt service. Our approved rates, however, include an allowance for taxes (calculated as if we were a corporation) and the FERC requires us to record such taxes in our partnership records to reflect the taxes payable by our partners as a result of our operations. These taxes are recorded without regard to whether each partner can utilize its share of our tax deductions. Our rate base, for rate-making purposes, is reduced by the amount equivalent to accumulated deferred income taxes in calculating the required return.

(4) For purposes of computing the ratio of earnings to fixed charges, earnings are divided by fixed charges. "Earnings" represent the aggregate of (a) pre-tax income and (b) fixed charges. "Fixed charges" represent interest (whether expensed or capitalized) and the amortization of total debt discount and expense.

(5) "Net cash available for debt service" means, for any period, computed on a cash-basis, the excess of cash receipts over all operating and maintenance expenditures.

(6) "Mandatory debt service" means the sum of all scheduled interest, premium (if any) and principal due and payable during such period in respect of all of our indebtedness, provided that fees, including any consent fees, payable in connection with the issuance of any additional senior indebtedness shall be excluded.

(7) "Debt service coverage ratio" means the ratio of (a) net cash available for debt service for such period to (b) mandatory debt service for such period.

                                  RISK FACTORS

         An investment in the exchange notes is subject to numerous risks, including, but not limited to those set forth below. In addition to the information contained elsewhere in this prospectus, you should carefully consider the following risk factors before deciding to exchange your old notes for exchange notes.

We may not be able to maintain existing shippers or acquire new shippers

         As of June 30, 2000, approximately 89% of the capacity of our pipeline system was contracted through at least November 1, 2011. We cannot give any assurances that we will be able to extend or replace these contracts at the end of their initial terms. The extension or replacement of the existing long-term contracts with our shippers depends on a number of factors beyond our control, including:

         o        the supply and price of natural gas in Canada and the United
                  States;

         o competition to deliver gas to the Northeast from alternative sources of supply;

         o        the demand for gas in the Northeast;

         o whether transportation of gas pursuant to long-term contracts continues to be market practice; and

         o whether our business strategy, including our expansion strategy, is successful.

         If these contracts are not extended or replaced it may impact our cash flows and ability to service the notes.

We are dependent on the performance of our shippers

         We are dependent upon the shippers for revenues from contracted transportation capacity on our pipeline system. The transportation service contracts obligate the shippers to pay reservation charges regardless of whether they transport natural gas on our pipeline system, subject to limited rights in favor of the shippers in certain circumstances to receive reservation charge credits. As a result, our profitability and our ability to make payments under the notes will generally depend upon the continued creditworthiness of the shippers rather than upon the amount of natural gas transported.

         Our rates are calculated on the basis of the assumed contracted capacity of 987 MDth/d and our revenue projections assume that shippers will pay these rates as required by their contracts. A prolonged economic downturn in the energy industry or a broader economic downturn affecting the Northeast, among other things, could impact the ability of some or all of the shippers to fulfill their obligations under the transportation service contracts. A failure to pay by any of the shippers, for any length of time where we do not succeed in obtaining a replacement shipper, would decrease our revenues and, consequently, could affect our ability to make payments on the notes.

         If we materially breach our obligations under any transportation service contract, the affected shipper may have various remedies including termination of its transportation service contract. The occurrence of such an event could reduce revenues and impair our ability to meet our obligations under the notes.

Changes in regulation and rates may adversely affect our results of operations

         Because our pipeline system is an interstate natural gas pipeline, subject to regulation as a natural gas company under the Natural Gas Act of 1938, as amended (the "Natural Gas Act"), the rates we can charge our shippers and other terms and conditions of service are subject to FERC review and the possibility of modification in rate proceedings. The objective of this rate setting process is to allow us to recover our costs to construct, own, operate and maintain our pipeline and to afford the pipeline an opportunity to earn a reasonable rate of return. No assurance can be given that the FERC will not alter or refine its preferred methodology for establishing pipeline rates and tariff structure. Under the FERC regulations, shippers have the opportunity to contest our rates and our tariff structure.

         Under the terms of the transportation service contracts and in accordance with the FERC's rate making principles, we are only permitted to recover costs associated with the construction and operation of our pipeline system which are actually, reasonably and prudently incurred and are included in our pipeline system's regulatory rate base. There can be no assurance that all costs we incur will be recoverable through our rates.

A decline in the availability of Western Canada natural gas may reduce shippers' willingness to contract for capacity on our pipeline

         Our long-term financial condition is dependent on the continued availability of Western Canada natural gas for import into the United States. If the availability of Western Canada natural gas were to decline over the initial term of our current transportation service contracts, existing shippers may not extend their contracts and we may be unable to find replacement sources of natural gas for the capacity. We cannot give any assurances as to the availability of additional sources of gas that can interconnect with our pipeline system.

         Continued sales of Western Canada natural gas to the United States will also depend on:

         o the level of exploration, drilling, reserves and production of Western Canada Sedimentary Basin natural gas and the price of such natural gas;

         o the accessibility of Western Canada Sedimentary Basin natural gas which may be affected by weather, natural disaster or other impediments to access;

         o the price and quality of natural gas available from alternative United States and Canadian sources; and

         o the regulatory environments in the United States and Canada, including the continued willingness of the governments of both countries to permit the import to the United States of natural gas from Canada on a commercially acceptable basis.

Noteholders will not have any recourse against the partners

         Payments of principal, premium, if any, and interest on the notes will be solely our obligation and will be satisfied solely from the revenues realized in operating our pipeline system and other pipeline related activities. Noteholders will not have any recourse against any of our partners, whether a general partner or otherwise, or against their parents and other affiliates for any failure by us to fulfill our obligations under the notes and the indenture governing the notes.

         The revenues from operating our pipeline system are, in the ordinary course of business, the sole source of repayment of the notes. Accordingly, our ability to satisfy our obligations under the notes will primarily be a function of the revenues arising under our transportation service contracts.

Failure of our pipeline operations may impair our ability to meet our obligations under the notes

         There are risks associated with the operation of a complex pipeline system, such as operational hazards and unforeseen interruptions caused by events beyond our control. These include adverse weather conditions, accidents, the breakdown or failure of equipment or processes, the performance of the facilities below expected levels of capacity and efficiency and catastrophic events such as explosions, fires, earthquakes, floods, landslides or other similar events beyond our control. A casualty occurrence might result in injury or loss of life, extensive property or environmental damage. Liabilities incurred and interruptions to the operation of the pipeline caused by such an event could reduce revenues generated by us and increase our expenses, thereby impairing our ability to meet our obligations under the notes. Insurance proceeds may not be adequate to cover all liabilities incurred, lost revenues or increased expenses.

We may not succeed in our planned expansions

         In addition to restrictions imposed under the indenture, our ability to engage in any expansion project will be subject to, among other things, approval of our management committee and numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Therefore, we cannot assure you that any expansion or extension project will be undertaken or, if undertaken, will be successful.

         The success of our planned expansions, once undertaken, may depend on several factors, including, among others, the following:

         o other existing pipelines may provide transportation services to the area to which we are expanding;

         o any entities, upon obtaining the proper regulatory approvals, may construct new competing pipelines or increase the capacity of existing competing pipelines;

         o a competitor's new or upgraded pipeline could offer transportation services that are more desirable to shippers because of location, facilities or other factors; and

         o shippers may be unwilling to sign long-term contracts for service which would make use of a planned expansion.

         We will also require additional capital to fund planned expansions of our pipeline system. If we fail to generate sufficient funds in the future, we may have to delay or abandon our expansion plans, in which case we will lose the ability to capitalize expenditures on such abandoned expansions. Also, a proposed expansion may cost more than planned to complete and such excess costs may not be recoverable. Our inability to recover any such costs or expenditures may affect our ability to service our obligations under the notes.

         In addition to the operation, maintenance or expansion of our pipeline, under the indenture governing the notes, we may engage or invest in other lines of business or activities with certain limitations, including, among others, activities associated with, or incidental to, the following:

         o the processing, storage or shipping of natural gas or natural gas liquids;

         o the installation, and leasing or rental, of fiber optic or similar cable;

         o the construction or operation of facilities for the generation of electricity using waste heat from our pipeline; and

         o the supply of gas for transportation on our pipeline or the consumption of gas transported by our pipeline.

         If we decide to undertake any of these businesses permitted under the indenture we will be subject to risks customarily associated with such business. We cannot assure you that our operating results may not be adversely affected by such risks.

We are subject to laws relating to the protection of the environment

         Our operations are subject to federal, state and local laws and regulations relating to the protection of the environment. Although we believe that our operations are and will be in substantial compliance with applicable environmental and safety laws and regulations, risks of substantial costs and liabilities are inherent in pipeline operations and we cannot assure you that significant costs and liabilities will not be incurred, including those relating to claims for damages to property and persons resulting from our operations.

         Moreover, it is possible that the development or discovery of other facts or conditions, such as increasingly stringent federal, state or local environmental laws and regulations and enforcement policies thereunder, could result in increased costs and liabilities to us. We are unable to predict the effect that any future changes in environmental laws and regulations, or the development or discovery of other facts or conditions, will have on our future earnings and we cannot assure you that environmental costs incurred by us will be recoverable under our FERC approved tariff.

A trading market for the exchange notes may not develop

         There is no existing market for the exchange notes and we do not intend to apply for listing of the exchange notes on any securities exchange. We cannot assure you that a liquid market will develop for exchange notes, that you will be able to sell your exchange notes at a particular time or that the prices that you receive when you sell will be favorable. Future trading prices of the exchange notes will depend on many factors including prevailing interest rates, our operating results and the market for similar securities.

         The initial purchasers have informed us that they intend to make a market in the exchange notes. However, the initial purchasers are not obligated to do so and any such market-making activity may be terminated at any time without notice. If a market for the exchange notes does not develop, you may be unable to resell the exchange notes for an extended period of time, if at all. Consequently, a noteholder may not be able to liquidate its investment readily, and the exchange notes may not be readily accepted as collateral for loans. In addition, such market-making activity will be subject to restrictions of the Securities Act and the Exchange Act.

If you do not exchange your old notes, they may be difficult to resell.

         If you do not tender your old notes to be exchanged in this exchange offer, your notes will remain restricted securities and will be subject to certain transfer restrictions. As restricted securities, your old notes:

         o may be resold only if registered pursuant to the Securities Act, if an exemption from registration is available thereunder, or if neither such registration nor such exemption is required by law; and

         o shall bear a legend restricting transfer in the absence of registration or an exemption therefrom.

         In addition, a holder of old notes who desires to sell or otherwise dispose of all or any part of its old notes under an exemption from registration under the Securities Act, if requested by us, must deliver to us an opinion of independent counsel experienced in Securities Act matters, reasonably satisfactory in form and substance to us, that such exemption is available.

         To the extent the old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes which are not tendered would be adversely affected due to a reduction in market liquidity.

                                 USE OF PROCEEDS

         We will not receive any cash proceeds from the issuance of the exchange notes offered hereby. In consideration for issuing the exchange notes contemplated by this prospectus, we will receive in exchange old notes in like principal amount. The old notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any change in our indebtedness. The net proceeds from the May 30, 2000 private offering of the old notes were approximately $196,325,000 after deducting the initial purchasers' discounts and other estimated fees and expenses of the offering. Such net proceeds plus borrowings under our new credit facilities of $200 million:

         o were used to repay the loans under the original loan agreements incurred in connection with the construction of the pipeline;

         o were used to terminate the swap agreements related to the original loan agreements;

         o were used to make a cash distribution to our partners of approximately $40 million;

         o were used to pay certain fees and expenses in connection with the offering of the old notes and the refinancing of the original loan agreements including fees on the new credit facilities; and

         o        are available for general corporate purposes.

                               THE EXCHANGE OFFER

Terms of the Exchange Offer

         Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we are offering to exchange $1,000 principal amount of exchange notes for each $1,000 principal amount of old notes. You may tender some or all of your old notes only in integral multiples of $1,000.

         As of the date of this prospectus, $200 million aggregate principal amount of the old notes are outstanding. This prospectus, together with the accompanying letter of transmittal, is being sent to all registered holders of
old notes as of         , 2000.

         We will be deemed to have accepted for exchange validly tendered old notes when and if we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purpose of receiving exchange notes from us and delivering exchange notes to such holders.

         If any tendered old notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted old notes will be returned, without expenses, to the tendering holder thereof as promptly as practicable after the expiration of the exchange offer.

         Holders of old notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. It is important that you read the section "-- Fees and Expenses" below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions; Amendments

         The exchange offer will expire 5:00 p.m., New York City time, on      ,
2000, unless, in our sole discretion, we extend it.

         We reserve the right:

         o        to delay accepting any old note;

         o        to amend the terms of the exchange offer in any manner;

         o        to extend the exchange offer; or

         o to terminate the exchange offer, if any of the conditions set forth under "-- Termination" below shall have occurred and shall not have been waived by us.

         We will give oral or written notice of any amendment, non-acceptance or termination to registered holders of the old notes as promptly as practicable. In the case of any extension, we will notify the exchange agent orally or in writing of any extension. We will also notify the registered holders of old notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration of the exchange offer.

         If we consider an amendment to the exchange offer to be material, we will promptly inform the holders of old notes of such amendment in a reasonable manner.

         Without limiting the manner by which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to a financial news service.

Resale of Exchange Notes

         Based upon existing interpretations of the staff of the SEC set forth in several no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for the old notes may be offered for resale, resold and otherwise transferred by their holders, without complying with the registration and prospectus delivery provisions of the Securities Act, provided that the holder:

         o is not our "affiliate" (as defined in Rule 405 under the Securities Act);

         o is not participating, and has no arrangement or understanding with any person to participate, in a distribution of the notes to be received in the exchange offer;

         o is not a broker-dealer that purchased the old notes directly from us to resell pursuant to Rule 144A or another available exemption under the Securities Act; and

         o is acquiring the exchange notes in the ordinary course of its business.

         Holders of old notes wishing to accept the exchange offer must represent to us that such conditions have been met.

         Each broker-dealer that receives exchange notes in exchange for old notes held for its own account, as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. The prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealer in connection with resales of exchange notes received in exchange for old notes. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus and any amendment or supplement to this prospectus available to any such broker-dealer for use in connection with any such resale.

Interest on the Exchange Notes

         The exchange notes will bear interest from May 30, 2000, payable semiannually in arrears on April 30 and October 31 of each year, commencing on October 31, 2000, at the rate of 8.68% per annum. Holders of old notes whose old notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the old notes accrued from May 30, 2000 until the date of the issuance of the exchange notes. Consequently, holders who exchange their old notes for exchange notes will receive the same interest payment on October 31, 2000 that they would have received had they not accepted the exchange offer.

Procedures for Tendering

         The term "holder" with respect to the exchange offer means any person in whose name old notes are registered on our books or the books of any other person who has obtained a properly completed bond power from the registered holder, or any person whose old notes are held of record by DTC, who desires to deliver such old notes by book-entry transfer at DTC, as the case may be.

         Only a holder of record of old notes may tender old notes in the exchange offer. To tender in the exchange offer, a holder must:

         o complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or otherwise deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

         o comply with DTC's Automated Tender Offer Program procedures described below.

         In addition, either:

         o the exchange agent must receive any corresponding certificate or certificates representing old notes along with the letter of transmittal; or

         o the exchange agent must receive, before expiration of the exchange offer, a timely confirmation of book-entry transfer of old debentures into the exchange agent's account at DTC according to DTC's Automated Tender Offer Program described below or a properly transmitted agent's message described below; or

         o the holder must comply with the guaranteed delivery procedures described below.

         To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under "-- Exchange Agent" before expiration of the exchange offer. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

         The tender by a holder of old notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

         The method of delivery of old notes and all other required documents, to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. No letter of transmittal or old notes should be sent to us.

         Any beneficial holder whose old notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the letter of transmittal and delivering his or her old notes, either:

         o make appropriate arrangements to register ownership of the old notes in such holder's name, or

         o obtain a properly completed bond power from the registered holder.

         The transfer of record ownership may take considerable time and may not be completed prior to the expiration date.

         Signatures on a letter of transmittal or a notice of withdrawal as described in "--Withdrawal of Tenders" below, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act, unless the old notes tendered pursuant thereto are tendered:

         o by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

         o        for the account of an eligible institution.

         If the letter of transmittal is signed by a person other than the registered holder of any old notes listed therein, such old notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the old notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the old notes.

         If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

         Any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation which states that:

         o DTC has received an express acknowledgment from the participant that is tendering old notes; and

         o the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent's message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery.

         We will determine in our sole discretion all the questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered old notes. Our determinations will be final and binding. We reserve the absolute right to reject any and all old notes not validly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we will determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of old notes nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holder of such old notes unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date of the exchange offer.

         In addition, we reserve the right in our sole discretion to (a) purchase or make offers for any old notes that remain outstanding subsequent to the expiration date, and (b) to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the exchange offer.

         By signing the letter of transmittal, each tendering holder of old notes will represent to us that, among other things:

         o any exchange notes that the holder receives will be acquired in the ordinary course of its business;

         o the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

         o if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

         o if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus, as required by law, in connection with any resale of those exchange notes (see "Plan of Distribution" below); and

         o the holder is not an "affiliate," as defined in Rule 405 of the Securities Act, of us or, if the holder is an affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Guaranteed Delivery Procedures

         Holders who wish to tender their old notes and (i) whose old notes are not immediately available, or (ii) who cannot deliver their old notes, the letter of transmittal, or any other required documents to the exchange agent prior to the expiration date, or if such holder cannot complete the procedure under DTC's Automated Tender Offer Program before expiration of the exchange offer, may tender their old notes if:

         o        the tender is made through an eligible institution;

         o before expiration of the exchange offer, the exchange agent receives from the eligible institution either a properly completed and duly executed notice of guaranteed delivery in the form accompanying this prospectus, by facsimile transmission, mail or hand delivery, or a properly transmitted agent's message and notice of guaranteed delivery:

                  - setting forth the name and address of the holder and the registered number(s) and the principal amount of old notes tendered;

                  - stating that the tender offer is being made by guaranteed delivery; and

                  - guaranteeing that, within three business days after expiration of the exchange offer, the letter of transmittal, or facsimile of the letter of transmittal, together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

         o the exchange agent receives the properly completed and executed letter of transmittal, or facsimile of the letter of transmittal, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three business days after expiration of the exchange offer.

         Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

         Except as otherwise provided herein, tenders of old notes may be withdrawn at any time before expiration of the exchange offer, unless previously accepted for exchange.

         For a withdrawal to be effective:

         o the exchange agent must receive a written notice, which may be by telegram, telex, facsimile transmission or letter, of withdrawal at the address set forth below under "--Exchange Agent"; or

         o for DTC participants, holders must comply with the appropriate procedures of DTC's Automated Tender Offer Program system and the exchange agent must receive an electronic notice of withdrawal from DTC.

         Any notice of withdrawal must:

         o specify the name of the person who tendered the old notes to be withdrawn;

         o identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of the old notes to be withdrawn;

         o be signed by the person who tendered the old notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees; and

         o specify the name in which the old notes are to be registered, if different from that of the withdrawing holder.

         If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form and eligibility (including time of receipt) for such withdrawal notices, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the old notes so withdrawn are validly tendered.

Any old notes which have been tendered but which are not accepted for exchange will be returned to the holder without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be tendered by following the procedures described above under "-- Procedures for Tendering" at any time prior to the expiration date.

Termination of the Exchange Offer

         Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange notes for, any old notes not therefore accepted for exchange, and may terminate or amend the exchange offer as provided in this prospectus before the acceptance of such old notes if:

         o any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer, which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer; or

         o any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the staff of the SEC or court of competent jurisdiction in a manner, which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer.

         If we determine that we may terminate the exchange offer, as set forth above, we may

         o refuse to accept any old notes and return any old notes that have been tendered to the holders;

         o extend the exchange offer and retain all old notes tendered prior to the expiration of the exchange offer, subject to the rights of such holders of tendered old notes to withdraw their tendered old notes, or

         o waive such termination event with respect to the exchange offer and accept all properly tendered old notes that have not been withdrawn. If such waiver constitutes a material change in the exchange offer, we will disclose such change by means of a supplement to this prospectus that will be distributed to each registered holder of old notes, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the old notes, if the exchange offer would otherwise expire during such period.

Consequences of Failure to Exchange

         Old notes that are not exchanged will remain "restricted securities" within the meaning of Rule 144(a)(3) of the Securities Act. Accordingly, they may not be offered, sold, pledged or otherwise transferred except:

         o        to us or to any of our subsidiaries,

         o inside the United States to a qualified institutional buyer in compliance with Rule 144A,

         o inside the United States to an institutional accredited investor that, prior to such transfer, furnishes to the trustee a signed letter containing certain representations and agreements relating to the restrictions on transfer of the old notes, the form of which you can obtain from the trustee and, if such transfer is in respect of an aggregate principal amount of old notes at the time of transfer of less $100,000, an opinion of counsel acceptable to us that the transfer complies with the Securities Act,

         o outside the United States in compliance with Rule 904 under the Securities Act,

         o pursuant to the exemption from registration provided by Rule 144 under the Securities Act, if available, or

         o pursuant to an effective registration statement under the Securities Act.

         The liquidity of the old notes could be adversely affected by the exchange offer. Following the consummation of the exchange offer, holders of the old notes will have no further registration rights under the exchange and registration rights agreement.

Exchange Agent

         The Chase Manhattan Bank has been appointed as exchange agent for the exchange of the old notes. Questions and requests for assistance relating to the exchange of the old notes should be directed to the exchange agent addressed as follows:


                       By Mail or Hand Delivery:

                       The Chase Manhattan Bank
                       55 Water Street
                       New York, NY 10041-0199
                       Attention: Capital Markets Fiduciary Services

                       Facsimile Transmission:  (212) 638-7375
                       Confirm by Telephone:    (212) 638-0828


Fees and Expenses

         We will bear the expenses of soliciting tenders pursuant to the exchange offer. The principal solicitation for tenders pursuant to the exchange offer is being made by mail. Additional solicitations may be made by our officers and regular employees and our affiliates in person, by telegraph or telephone.

         We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its related reasonable out-of-pocket expenses and accounting and legal fees. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.

         We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. The tendering holder, however, will be required to pay any transfer taxes whether imposed on the registered holder or any other person, if:

         o certificates representing exchange notes or old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of old notes tendered;

         o tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

         o a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

                                 CAPITALIZATION

         The following table sets forth our consolidated capitalization as of June 30, 2000. This table should be read in conjunction with our financial statements and the related notes, included elsewhere in this prospectus.



                                                         As of June 30, 2000
                                                         -------------------
                                                      (unaudited, in thousands)

  Current portion of long-term debt..................           $ 22,222(1)

  Long-term debt:
          Loans under the new credit facilities......            177,778(2)
          8.68% senior notes due 2010................            200,000
                                                                 -------
          Total long-term debt.......................            400,000
                                                                 -------

          Partners' equity...........................            200,382
                                                                 -------
         Total capitalization........................           $600,382
                                                                ========
  --------------

(1) Represents the amount of the term loan under the new credit facilities which will be due within 12 months and is considered current portion of long-term debt.

(2)  Term loan under the new credit facilities, maturing in 9 years.

                    SELECTED HISTORICAL FINANCIAL INFORMATION

         The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our financial statements, including the notes thereto, appearing elsewhere in this prospectus. The income statement, balance sheet and cash flow data for the years ended December 31, 1995, 1996, 1997, 1998 and 1999 have been derived from our financial statements, which have been audited by PricewaterhouseCoopers LLP, independent auditors. The income statement, balance sheet and cash flow data as of and from the six-month periods ended June 30, 1999 and 2000 are derived from the unaudited consolidated statement of Iroquois.

                                                                                                               Six months ended
                                                                  Year ended December 31,                          June 30,
                                               ---------------------------------------------------------     --------------------
                                                 1995       1996       1997       1998          1999           1999        2000
                                               ---------------------------------------------------------     --------------------
                                                           (In thousands of dollars, except ratios)
Income Statement Data:
Net operating revenues .....................   $151,129   $154,379   $153,652   $140,371      $123,919(1)    $ 62,824    $ 64,493
Operating expenses:
Operations .................................     24,534     22,538     23,988     21,703        21,534         10,045      10,255
Depreciation and amortization ..............     31,416     31,243     32,094     29,795        21,976         10,570      11,933
Taxes other than income taxes ..............      9,697      9,607     10,266     10,390        11,449          5,324       5,520
                                               --------   --------   --------   --------      --------       --------    --------
Total operating expenses ...................     65,647     63,388     66,348     61,888        54,959         25,939      27,708
Operating income ...........................     85,482     90,991     87,304     78,483        68,960         36,885      36,785
Other income and (expenses) ................    (22,496)     1,131      4,180      6,758(2)      1,419            754         939
                                               --------   --------   --------   --------      --------       --------    --------
Income before interest charges and taxes ...     62,986     92,122     91,484      85,24        70,379         37,139      37,724
Net interest expense .......................     40,447     37,855     34,990     32,476        30,621         15,406      14,730
                                               --------   --------   --------   --------      --------       --------    --------
Income before taxes ........................     22,539     54,267     56,494     52,765        39,758         22,233      22,994
Provisions for taxes(3) ....................     16,392     22,163     22,408     20,788        15,580          8,672       8,776
                                               --------   --------   --------   --------      --------       --------    --------
Net income .................................   $  6,147   $ 32,104   $ 34,086   $ 31,977      $ 24,178       $  3,561    $ 14,218
                                               ========   ========   ========   ========      ========       ========    ========
Cash Flow Data:
Net cash provided by operating activities ..   $ 72,284   $ 60,589   $ 87,116   $ 83,899      $ 57,961       $ 30,168    $ 30,134
Capital expenditures .......................     (7,893)    (4,358)   (14,719)   (14,172)       (7,718)        (2,628)     (3,444)
Other Data:
Ratio of earnings to fixed charges(4) ......       1.56       2.43       2.60       2.59          2.30           2.44        2.56
Net cash available for debt service(5) .....   $ 98,724   $114,824   $107,571   $115,283      $ 83,736       $ 44,897    $ 48,828
Mandatory debt service(6) ..................     72,366     68,894     65,602     62,296        59,774         30,153      28,937
Debt service coverage ratio(7) .............       1.36       1.67       1.64       1.85          1.40           1.49        1.69
Balance Sheet Data (at End of Period):
Net property, plant and equipment ..........   $617,854   $580,592   $563,766   $548,832      $534,806       $541,006    $526,729
Total assets ...............................    702,555    655,599    624,505    606,870       594,851        609,920     626,188
Long-term debt, including current maturities    454,485    423,817    394,111    365,388       336,664        351,043     400,000
Partners' capital ..........................    179,488    198,371    199,865    212,630       227,388        234,862     200,382

(1) Total revenues decreased in 1999 compared to 1998 due to the implementation of a rate reduction, as more fully described in Note 6 to the financial statements attached to this prospectus.

(2) Includes settlement income for releasing a shipper from its remaining long-term firm reserved transportation service contract.

(3) The payment of income taxes is the responsibility of our partners. Our approved rates, however, include an allowance for taxes (calculated as if we were a corporation) and the FERC requires us to record such taxes in our partnership records to reflect the taxes payable by our partners as a result of our operations. These taxes are recorded without regard to whether each partner can utilize its share of our tax deductions. Our rate base, for rate-making purposes, is reduced by the amount equivalent to accumulated deferred income taxes in calculating the required return.

(4) For purposes of computing the ratio of earnings to fixed charges, earnings are divided by fixed charges. "Earnings" represent the aggregate of (a) pre-tax income and (b) fixed charges. "Fixed charges" represent interest (whether expensed or capitalized) and the amortization of total debt discount and expense.

(5) "Net cash available for debt service" means, for any period, computed on a cash basis, the excess of cash receipts over all operating and maintenance expenditures.

(6) "Mandatory debt service" means the sum of all scheduled interest, premium (if any) and principal due and payable during such period in respect of all of our indebtedness, provided that fees, including any consent fees, payable in connection with the issuance of any additional senior indebtedness shall be excluded.

(7) "Debt service coverage ratio" means the ratio of (a) net cash for debt service for such period to (b) mandatory debt service for such period.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         You should read the following discussion and analysis together with our financial statements, including the notes to our financial statements, appearing elsewhere in this prospectus. Certain information contained in the discussion and analysis set forth below and elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risk and uncertainties. See "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this prospectus.

Overview

         We own an interstate natural gas pipeline system extending from the United States-Canada border near Waddington, New York through Connecticut to South Commack, Long Island, New York. We commenced full operations on January 25, 1992, and are operated by our wholly owned subsidiary, IPOC.

         In accordance with our FERC certificate, we were required to submit two rate cases. Our first rate case filing was approved by the FERC on June 19, 1995, except for one item which involved the recovery of certain legal costs incurred by us in defense of an investigation discussed elsewhere in this prospectus. The rates established in such first rate case, which became effective on February 1, 1995, resulted in a 6.5% reduction from initially approved rates. Our second rate case was filed on December 31, 1996. As a result of this filing an additional 31% rate reduction was implemented on an interim basis, effective August 31, 1998, pursuant to a FERC order issued July 29, 1998 which we refer to as the July 1998 order.

         During the latter part of 1999, we held negotiations with our shippers, which led to the settlement of the second rate case as well as remaining issues from our first rate case. This settlement was filed with the FERC on December 17, 1999, and subsequently received FERC approval on February 10, 2000. The settlement provides for a schedule of rate reductions through the year 2003, generally precludes additional rate cases during this period initiated by us or any settling party and resolves all rate matters outstanding from our previous two rate cases.

Results of Operations

                                                                   Year ended                    Six months
  Revenues and Volumes Delivered                                   December 31,                ended June 30,
                                                           ----------------------------      -----------------
                                                            1997       1998       1999        1999        2000
                                                           ------    -------    -------       ------     ------
  Revenues (dollars in millions)
           Long-term firm reserved service                 $149.4     $135.7     $116.6       $59.23     $58.65
           Short-term firm/ interruptible/other (1)           4.2        4.7        7.3         3.61       5.90
                                                           ------    -------    -------       ------     ------
                    Total revenues                         $153.6     $140.4     $123.9       $62.84     $64.55

  Volumes delivered (million dekatherms)
           Long-term firm reserved service                  300.8      287.5      290.9       143.98     148.54
           Short-term firm/ interruptible/other(1)           32.7       38.0       54.4        24.44      26.02
                                                           ------    -------    -------       ------     ------
                    Total volumes delivered                 333.5      325.5      345.3       168.42     174.56

----------

(1) Other revenue includes deferred asset surcharges and park and loan service revenue.

         We receive revenues under long-term firm reserved transportation service contracts with shippers in accordance with service rates approved by the FERC. We also have interruptible transportation service revenues which, although small relative to overall revenues, are at the margin and thus can have a significant impact on our net income. Such revenues include short-term firm reserved transportation service contracts of less than one-year term as well as standard interruptible transportation service contracts. While it is common for pipelines to have some form of required revenue sharing of their interruptible transportation service revenues with long-term firm reserved service shippers, we do not. However, we cannot assure you this will be the case in the future.

         Total throughput for 1999 increased 19.7 million dekatherms, or Dth, or 6.1% over the 1998 deliveries. Most noticeable are a 49% increase in short-term firm reserved service and a 39% increase in interruptible volumes transported. The increase in interruptible and short-term firm reserved service volumes reflects favorable gas prices, electric power generation demands and higher than normal cooling loads during the summer period.

         As a result of the July 1998 order, our interzone rate was reduced from $0.65/Dth to $0.47/Dth effective August 31, 1998. The 1998 revenues reflect the $0.65/Dth for eight months and $0.47/Dth for four months. The long-term firm reserved service revenues for 1998 using the new rate, comparable to 1999, would be $112.7 million. Consequently, the additional $23.0 million in 1998 revenues is attributable to the eight months at the higher rate. The actual rates for short-term firm reserved and interruptible service are based on day to day market conditions. Revenue in 1999 for the two services are ahead of 1998 by 73% or $2.7 million.

Six months ended June 30, 2000 compared to the six months ended June 30, 1999

         Revenues. Total revenues for the six months ended June 30, 2000 increased $1.71 million or 2.7% compared to the six months ended June 30, 1999 due primarily to a $.9 million marketing fee earned in the six months ended of June 30, 2000 compared to the same period of 1999.

         Operating Expenses. Operating expenses increased $0.2 million for the six months ended June 30, 2000 compared to the six months ended June 30, 1999 due to staffing levels and timing of work activities.

         Depreciation and Amortization Expense. Depreciation and amortization expense increased $1.4 million for the six months ended June 30, 2000 compared to the six months ended June 30, 1999. This is primarily the result of a credit adjustment of $0.8 million, relating to depreciation expense in 1998, that was processed in January 1999. Consequently, on an adjusted basis the depreciation and amortization expense has remained stable.

         Taxes Other than Income Taxes. Taxes other than income taxes encompass property and school taxes paid to various jurisdictions for mainline, metering and compression facilities along the pipeline system of Iroquois. The increase of $0.2 million for the six months ended June 30, 2000 over the six months ended June 30, 1999 can be attributed to additional facilities in Athens, NY as well as general increases in property values.

         Other Income and Expenses. Other income and expenses for the six months ended June 30, 2000 increased $0.2 million over the six months ended June 30, 1999, primarily due to additional interest income derived from the investment of proceeds from the refinancing activities.

         Interest Expense. Interest expense decreased $0.7 million for the six months ended June 30, 2000 compared to the six months ended June 30, 1999. The decrease is primarily the result of a lower average long-term debt balance due to scheduled debt repayment, partially offset by one month of increased debt expense resulting from the refinancing of $322 million of debt with $400 million consisting of $200 million of the old notes and borrowings of $200 million under the new credit facilities.

Year ended December 31, 1999 compared to year ended December 31, 1998

         Revenues. Total revenues decreased $16.5 million in 1999 compared to 1998 due to the full year impact of the rate reduction.

         Operating Expenses. Operating expenses include operating, maintenance and administrative expenses for our corporate office in Shelton and field support for the mainline, metering and compression facilities. Operating expenses have remained stable at about $18.2 million over the two years 1999 and 1998 despite the addition of the Athens compressor station and other facilities.

         Depreciation and Amortization Expense. Depreciation and amortization expense decreased $7.8 million or by 26% relative to the corresponding 1998 expense. The primary change in depreciation and amortization expense was due to the new depreciation rates established in the July 1998 order. The 1998 depreciation for transmission plant was a composite rate of 4% for eight months and 2.8% for four months. The depreciation in 1999 reflected the 2.8%, partially reduced by a credit of $0.8 million relating to an adjustment carried forward from the previous year.

         Other Income and Expenses. Other income included certain investment income and income adjustments not recognized elsewhere. Interest income in 1999 was $1.6 million and decreased about $0.3 million compared to 1998 as a result of lower cash balances and reduced interest rates for investments. Other income and expenses in 1999 included the write-off of some preliminary engineering costs and other minor expenses. In 1998 other income of $4.4 million, net included a lump sum settlement that we received for releasing AG Energy from its remaining long-term contract obligation. AG Energy, which operates a power generation facility, negotiated a settlement with Niagara Mohawk Power Corp. regarding its power supply commitments. AG Energy in turn sought to settle its obligation with us. We negotiated a settlement with AG Energy to release it from its long-term firm contract commitments. The proceeds of the settlement had been reduced in part by some minor expenses that were charged to income in 1998 as discussed below.

         Interest Expense. Interest expense decreased $2.5 million or 8% in 1999 compared to 1998 due solely to a lower average long-term debt balance.

         Income Taxes. The provision for income taxes decreased $5.2 million in 1999 compared to 1998 primarily due to the decrease in income before taxes.

         Net Income. As a result of the above factors, net income decreased $7.8 million in 1999 compared to 1998.

Year ended December 31, 1998 compared to year ended December 31, 1997

         Revenues. The revenues relating to long-term firm reserved service decreased 9%, or $13.7 million, in 1998 compared to 1997. This reduction was due mainly to the decline in service rates. The 1997 revenues reflected an interzone rate of $0.65/Dth for the entire year. In contrast, the 1998 revenues were a composite of the $0.65/Dth rate for eight months and the new rate of $0.47/Dth for the remaining four-month period. Also contributing to the decrease in 1998 firm reserved service revenues were six months of lost revenue (approximately $0.7 million) due to the settlement of a long-term firm reserved transportation service contract obligation with AG Energy.

         Long-term firm reserved service deliveries decreased in 1998 compared to 1997 due primarily to a reduction in load factor (actual deliveries as a percentage of contracted capacity) for a dual fuel electric generation power plant in Connecticut. Although the volumes delivered under firm reserved transportation service contracts decreased, the actual contracted volumes, for contracts with remaining terms of three years or more, increased 11% at December 31, 1998. The total volumes contracted at December 31, 1998 were 997 MDth/d compared to 887 MDth/d at December 31, 1997.

         Operating Expenses. Operating expenses in 1998 decreased $2.0 million or by 8% relative to the 1997 corresponding expenditures. This decrease was due to efficiencies achieved in administration and operations as well as a $1.8 million decrease in legal and regulatory fees relative to 1997.

         Depreciation and Amortization Expense. In accordance with the July 1998 order, the depreciation rate for transmission plant (mainline, metering, compression facilities) was reduced to 2.77% effective August 31, 1998. The depreciation rate in 1997 and 1998, through August 31, 1998, was 4%. The change in depreciation rates and the timing of its implementation accounted for a $2.3 million, or 7%, decrease in depreciation in 1998 compared to 1997.

         Other Income and Expenses. In 1998 a settlement was reached between us and AG Energy. In exchange for releasing AG Energy from its remaining long-term contract obligation, we received a lump sum payment. In 1997, other income included a non-recurring adjustment which reversed a $1.5 million provision made in 1996 for the restoration of certain wetlands. Other income in 1997 also included $0.4 million of other non-recurring adjustments.

         Interest Expense. Interest expense decreased $2.2 million in 1998 compared to 1997 due to scheduled repayment of debt. Total long-term debt was $365.4 million and $394.1 million at December 31, 1998 and December 31, 1997, respectively.

         Income Taxes. The provision for income taxes decreased $1.6 million in 1998 compared to 1997 primarily due to the decrease in income.

         Net Income. As a result of the above factors, net income decreased $2.1 million in 1998 compared to 1997.

Liquidity and capital resources

         Capital expenditures in 1999 were $7.7 million compared to $14.2 million in 1998 reflecting the reduced level of construction activity over the period. The Athens compressor station was completed and placed in-service on November 1, 1998. In 1999 capital activity was restricted to some post-completion costs for the Athens compressor station, $2.6 million in preliminary engineering work for the Eastchester/New York City extension and various general plant purchases. Iroquois expects that if it decides to pursue any of the proposed expansion projects currently under consideration (see "Business -- Business Strategy") it may be necessary to fund such projects through the issuance of additional indebtedness and capital contributions by our partners in accordance with the partnership agreement.

         Capital expenditures in 1998 decreased about $0.5 million compared to 1997. The major expenditure in both years related to the construction of the compressor station located in Athens, New York.

         Cash flow (defined as net income adjusted for non-cash items such as depreciation and deferred income taxes) represents the cash generated from operations available for capital expenditures, partner distributions and other operational needs. Net cash provided by operating activities decreased by 31% or $25.9 million in 1999 compared to 1998. Since our service rates are based on recovering our cost of service, the change in depreciation rates and allowance for other expenses required by the FERC rate order decreased our service rates and consequently the total revenues received after the new rates were implemented August 31, 1998. Net cash provided by operating activities decreased by $3.2 million, or 3.7%, in 1998 compared to 1997. The reduction was due primarily to the implementation of the rate decrease which adversely impacted revenues.

         Our working capital requirements have been and will continue to be supported by a $10 million line of credit provided by a major financial institution. There was a $3.5 million draw against this working capital facility in 1999. There was no draw against this working capital facility in either 1998 or 1997.

         The long-term portion of debt outstanding at the end of 1999 was $307.9 million, following principal repayments of $28.8 million in 1999 and $28.7 million in 1998. No additional long-term debt was incurred in 1997, 1998 or 1999.

         Pursuant to the original loan agreements, we entered into interest rate swap agreements to hedge the interest rate on the original loan agreements. As part of the refinancing, we intend to terminate all of the original swap agreements. The new credit facilities do not require us to enter into an interest rate swap agreement. In order to provide interest rate certainty for FERC rate-making and general business purposes, however, we intend to enter into new swap agreements, so that the interest rate on at least 50% of the outstanding balance of new credit facilities is fixed or capped.

Other

         Because we own and operate an interstate natural gas pipeline system that provides interstate transmission services, our transmission activities are subject to regulation by the FERC under the Natural Gas Act and under the Natural Gas Policy Act of 1978. As a result, our rates and charges for natural gas transportation, the terms and conditions of the services we offer, the extension, enlargement or abandonment of our jurisdictional facilities, and our accounting, among other things, are subject to such regulation.

         We are also subject to the National Environmental Policy Act and other federal and state legislation regulating the environmental aspects of our business. We believe that we are in substantial compliance with existing environmental requirements. We believe that, if capital expenditures were required in the future to meet applicable standards and regulations, the FERC would grant the requisite rate relief so that, for the most part, such expenditures and a return thereon would be permitted to be recovered. Based on current information, we believe that compliance with applicable environmental requirements is not likely to have a material effect upon our earnings or competitive position.

         The majority of our plant and equipment and inventory is subject to ratemaking treatment, and under current FERC practices, recovery for increased costs due to inflation for replacing facilities is limited to prudent, historical costs. Under current FERC practice, amounts in excess of historical cost are not recoverable between rate cases, leading to a delay between incurrence of costs and their recovery. However, we believe that in future rate cases we will be allowed to recover and earn a return based on increased actual cost incurred when existing facilities are replaced and new facilities are placed in service. Cost-based regulation along with competition and other market factors limit our ability to take inflation into account in pricing services and products.

                                    BUSINESS

History

         We are a Delaware limited partnership organized in 1989. We were formed for the purpose of constructing, owning and operating a 375-mile interstate natural gas transmission pipeline. We currently have a contracted capacity of 987 MDth/d. We serve exclusively as a transporter of natural gas in interstate commerce under authority granted by the FERC.

         Our pipeline system commenced full operations on January 25, 1992, creating a link between markets in the Northeast and Western Canada natural gas supplies. Since 1992, we have expanded our system on several occasions to meet the needs of our shippers.

         We have more than doubled the amount of gas that flows through our pipeline system on an annual basis since 1992, while our transportation rates have decreased by approximately 36%.

Description of the Pipeline

         Pipeline Facilities. Our pipeline system extends 375 miles from the Canada-United States border near Waddington, New York to South Commack, Long Island, New York. Our pipeline system offers access to natural gas supplies in Western Canada to local gas distribution companies, electric utilities, electric power generators operating in the New York and New England power grids and natural gas marketers.

         Compressor Stations. In May 1992, the FERC approved construction of our first compressor station located in Wright, New York. This station went into service in November 1993 and by that year-end, the volumes under contract were increased to 648.6 MDth/d. A second compressor station, in Croghan, New York, was commissioned in December 1994, expanding firm reserved service to 758.9 MDth/d. Our third compressor station, located in Athens, New York, commenced operation on November 1, 1998 and increased volumes under contract to 997 MDth/d.

         Metering Stations and Interconnects. We receive natural gas from the TransCanada System at the Canada-United States border near Waddington, New York and deliver gas in New York and Connecticut through meters tied directly to end user markets. Our pipeline system operates and maintains a total of 18 delivery meters to which we have primary rights with a combined capacity of approximately
3.7 million Dth/d. Each meter station consists of a separate control building that contains gas measurement equipment and electrical and instrumentation devices. We have incorporated a manual chart recorder system to maintain continuous gas measurement in the event of total electronic failure. We also deliver gas to the other major natural gas pipelines in the Northeast through our five interconnections with four interstate pipelines, Algonquin Gas Transmission Company, Dominion Transmission Corporation, Tennessee Gas Pipeline Company and the TransCanada System. Such interconnections with other pipelines provide our shippers with access to markets and natural gas supplies across North America. We also have an interconnection with the New York Facilities System at South Commack, Long Island. The New York Facilities System is a pipeline system owned and used by both Consolidated Edison Company of New York, or Con Ed, and KeySpan Energy Corporation.

         Communications. We maintain 24 hour monitoring of our pipeline system via a computerized data monitoring and control system known as SCADA (supervisory control and data acquisition) that links all compressor stations and maintenance bases with our gas control center in Shelton, Connecticut. Remote facilities along the pipeline route are accessed with the use of multiple address radio communication links to the satellite system which allows our pipeline system to be operated remotely from the gas control center.

         Operations. The gas control center houses the gas management, control and computer systems required to operate our pipeline system and dispatch gas. A backup gas control center is located in Oxford, Connecticut. In the event that neither of these offices is available, our entire pipeline system can be monitored and operated from the Wright compressor station. We have operated our pipeline system with regular and continuous maintenance since we commenced operations. Inspections and tests have been performed at prescribed intervals to ensure the integrity of the system. These include periodic corrosion surveys, testing of relief and over-pressure devices and periodic aerial inspections of the right-of-way, all conforming with United States Department of Transportation regulations. Such actions have allowed us to maintain high availability of our system, in particular, our compressors. Availability is a measure of the overall reliability of a compressor. Based upon our past history, we expect the average availability of our compressor units to range from 97% to 98%, which we believe is higher than the rest of the industry. In addition, because multiple compressor stations are operational, our system is capable of achieving high levels of throughput even when one or more compressor units are experiencing an outage.

         Title to Properties. We hold the right, title and interest in our pipeline system. We obtained the right to construct and operate our pipeline system across certain property through negotiations and through the exercise of the power of eminent domain, where necessary. We continue to have the power of eminent domain in each of the states in which we operate our pipeline system. We believe that we have satisfactory title to all of the property making up our pipeline system.

Transportation Services and Shippers

         Our pipeline system's design capacity is fully subscribed under firm reserved transportation service contracts with 33 shippers. Under the firm reserved transportation service contracts, our pipeline receives natural gas on behalf of such shippers at designated receipt points and transports the gas on a firm basis up to each shipper's maximum daily quantity. As of December 31, 1999, at least 89% of the capacity of our pipeline system was contractually committed through at least November 1, 2011. We have also entered into several short-term (less than one year) firm reserved transportation service contracts and numerous interruptible transportation service contracts. Reservation and variable fees payable under firm reserved transportation service contracts depend on the volume of gas and the zone within which it is shipped. We are also authorized by the FERC to enter into "negotiated rate" contracts with shippers who are provided with a service which varies in some manner from the standard tariff offering. To date, we have entered into a limited number of negotiated rate contracts for short-term firm transportation service.

         Our system is divided into two zones: zone one covers the mainline from Waddington to Wright, New York and zone two covers the territory from Wright, New York through Connecticut to South Commack, Long Island, New York.

         Our shippers under firm transportation service contracts consist of major electric and gas utility companies, marketers, gas producers and independent electric generating companies. As of December 31, 1999 approximately 73% of our pipeline system's volume was under firm reserved transportation service contract with shippers who are or whose guarantors are rated investment grade by a nationally recognized credit rating agency. Approximately 36% of our pipeline system's volume is under firm reserved transportation service contract with shippers with a debt rating of "A" or higher. Such shippers include Bay State Gas Company (28.8 MDth/d), Boston Gas Company (44.1 MDth/d), Brooklyn Union Gas Company (70.8 MDth/d), New Jersey Natural Gas Company (40.5 MDth/d), Central Hudson Gas & Electric Corporation (20.2 MDth/d), ConEd (20.2 MDth/d), KeySpan Gas East Corporation (65.8

MDth/d), New York State Electric & Gas Corporation (17.2 MDth/d) and Sempra Energy Trading Services Corp. (50.9 MDth/d). Certain of our shippers are not rated by credit rating agencies. Non-rated or non-investment grade rated shippers account for approximately 21% of our pipeline system's volume. We have determined under internal credit standards that those shippers or their guarantors are creditworthy so that they are not required to post credit support in connection with their transportation service contracts. Approximately 6% of the capacity has been contracted by shippers who have agreed to post letters of credit in an amount equal to three months of demand charges pursuant to their transportation service contracts or who have made other credit support arrangements that we find satisfactory.

Business Strategy

         Our business strategy is to increase revenues and operating cash flow by expanding our geographic and customer base in the Northeast while maintaining our existing shippers as their contracts roll over. We will pursue this strategy by continuing to offer cost effective, reliable transportation services to premium markets. We are working to make our pipeline system a Northeast hub and the pipeline system of choice in this region through selective expansion and development of new products and services.

Expansions

         We believe that opportunities exist for future expansion of our pipeline system by adding incremental markets, installing additional compression and extending our pipeline system to serve major new end users and to interconnect with other pipeline systems. In particular:

         o We intend to expand our system to target the growing electric power generation market in the Northeast, with particular emphasis on proposed facilities that are close to our mainline. The mainline route, through New York and Connecticut, provides a number of sites with ready access to the electric grid. Our pipeline system's high-pressure design gives us a competitive advantage in serving modern electric generation facilities.

         o We are able to expand our pipeline system at a low cost through additional compression and we intend to utilize such low cost expansion capabilities to add new shippers in new markets while maintaining competitive rates.

         o We will manage the size of our pipeline system expansions to balance existing and incremental market volumes and avoid excess capacity.

         In addition to restrictions imposed under the indenture, our ability to engage in any expansion or extension project will be subject to, among other things, approval of our management committee and numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Therefore, we cannot assure you that any expansion or extension project will be undertaken or, if undertaken, will be successful.

Summary of Proposed Expansions

         The following proposed expansions are currently under consideration:

         o The proposed Eastchester/New York City extension consists of a 29-mile mainline extension running from our mainline on Long Island near Northport, through the Long Island Sound to Eastchester, New York. As currently planned, the line would proceed on land for two miles, connecting with the northern section of ConEd's gas distribution facilities. In the past, ConEd has experienced reliability concerns on its system due to its overdependence on gas supplies currently entering the western side of its territory. In developing the Eastchester/New York City extension, we are working closely with ConEd to alleviate these operating concerns. We believe that because of our location and ability to utilize Long Island Sound, an additional means of access to the New York City market can be developed with minimal environmental and land owner or right-of-way issues. In contrast, other competing proposals must access this market through congested and expensive areas. Initial engineering has begun on this expansion in order to achieve a proposed November 2002 in-service date. On April 28, 2000 we filed an application with FERC pursuant to section 7(c) of the Natural Gas Act for a certificate of public convenience and necessity to construct and operate the Eastchester/New York City extension.

         o The proposed extension from Wright, New York to Albany, New York is targeted to access a new market area that we do not currently serve.

         o The Shoreham extension has been proposed to serve a proposed repowering of the Shoreham power station located on Long Island, New York. The current schedule for generation requirements at this site is 2005. Other sites in this area are under study by power developers. When the original pipeline was built to cross Long Island Sound, a provision was made to install an undersea tap that will permit us to install this line with minimal construction on land. This extension would also support growth on eastern Long Island.

         o The Millstone lateral is designed to provide service from the mainline facility in Milford, Connecticut along the coast to the Millstone nuclear power station site. The expectation is that this site will be used for a new power station after the nuclear units are retired. We are currently investigating the markets available in this area beyond the plant.

         o The Southern Hudson lateral would be an alternative to the Millennium Pipeline currently under development by Columbia Gas Transmission System, MCN Energy Group, TransCanada PipeLines and Westcoast Energy. This lateral would represent a 40-mile interconnection from Pleasant Valley, New York to the New York-New Jersey border.

         There can be no assurance that any of the above proposed expansions will be undertaken.

Development of New Products and Services

         We will continue to develop custom products and services which provide value to selected market niches, such as the electric power generation sector and large energy marketers, as well as our traditional customers, the local distribution companies. Due to the unique capabilities of our "state of the art" high-pressure pipeline system, we have a distinct advantage in developing a variety of specialized services which cannot be provided, or provided cost effectively, by competing pipelines in the Northeast. In particular:

         o Our modern facilities enable us to provide a variety of sought after services which can be customized to provide added value to the operating capabilities of a particular shipper (for example, balancing or swing services which allow a shipper, such as an electric power generator, to modify the amount and timing of gas deliveries to match the operating profile of its plant).

         o Through market expansions and the opportunities created by our interconnects with four other major pipelines in the Northeast (Algonquin Gas Transmission Company, Dominion Transmission Corporation, Tennessee Gas Pipeline Company and the TransCanada System), we expect our pipeline system to become a Northeast hub, providing our shippers with increasingly diversified sources of gas supply and consumer markets. The development of our system as a Northeast hub will effectively create a more liquid market for buying and selling gas and transportation capacity.

         o As our hub strategy develops and we add incremental end-use markets, we intend to construct or lease storage facilities which will enhance the attractiveness, availability and reliability of the services we provide to our shippers.

Demand for Gas

         We are a market driven pipeline. Our business strategy is based on the demand for gas in the Northeast. The Northeast is comprised of approximately 12 million natural gas customers, who account for 19% of all natural gas customers in the United States. In 1998, customers in the Northeast consumed approximately 3,000 TBtu of natural gas, representing approximately 15% of total United States natural gas demand of approximately 20,000 TBtu.

         The Northeast has experienced a steady increase in natural gas demand between 1993 and 1997. Demand dropped in 1998 primarily due to warm winter weather. The overall natural gas demand in the Northeast is expected to grow by 2-3% per year through 2025. The bulk of the growth in the Northeast is expected to occur in the electric generation sector which is projected to grow by 5-8% per year.

         The increase in natural gas usage by the electric generation sector results from the combined effects of continued growth in electricity demand, deregulation of the electricity market and increasing environmental requirements. Approximately 38,000 megawatts of natural gas-fired generation capacity has been proposed for the Northeast, requiring 1,241 TBtu per year of natural gas. Although not all will be built, these units will add new capacity and replace some of the older, inefficient units in the Northeast. Combined cycle plants may also, in the longer term, replace nuclear units, which are likely to be retired rather than have their licenses renewed. Electric sector demand will also require some unique features, including a guarantee of minimum pressure levels and swing services designed to meet rapid changes in electricity demand. Currently, we are the only system in the Northeast able to guarantee these pressure levels due to the compression installed on our pipeline system.

         The Northeast residential, commercial, and industrial sectors are expected to show modest growth per year through 2025. Natural gas remains overwhelmingly the fuel of choice in the industrial sector, while the commercial and residential sectors in the Northeast have historically experienced lower usage.

         Natural gas demand in the Northeast is highly seasonal. The peak months for natural gas demand occur in the winter season for the residential, commercial, and industrial sectors. For the electric generation sector, the peak months occur in the summer season. The summer peaking needs of electric generators help balance seasonality and level out our pipeline's throughput.

Gas Supply

         The Western Canada Sedimentary Basin is currently, and is expected to remain, our pipeline system's primary source of natural gas. Sable Island and other natural gas discoveries offshore of Nova Scotia may also provide sizeable gas supplies in the future. Advances in technology will increase the ultimate recoverable reserves from the Western Canada Sedimentary Basin and offshore basins and bring gas supplies on stream that are currently not economical to produce.

         The Western Canada Sedimentary Basin constitutes the major natural gas producing area of Canada, characterized by abundant, relatively low cost natural gas reserves, a reliable and expanding transportation infrastructure and competitive prices. The Western Canada Sedimentary Basin contains as much as 335 trillion cubic feet, or Tcf, of conventional marketable natural gas and an additional 75 Tcf of unconventional marketable natural gas from coalbed methane. This compares to the potential undiscovered recoverable resource of 357 Tcf from the Gulf of Mexico and 30 Tcf from Offshore Nova Scotia.

FERC Regulation and Tariff Structure

         General. We are subject to extensive regulation by the FERC as a "natural gas company" under the Natural Gas Act. Under the Natural Gas Act and the Natural Gas Policy Act of 1978, the FERC has jurisdiction over us with respect to virtually all aspects of our business, including transportation of gas, rates and charges, construction of new facilities, extension or abandonment of service and facilities, accounts and records, depreciation and amortization policies, the acquisition and disposition of facilities, the initiation and discontinuation of services, and certain other matters. We, where required, hold certificates of public convenience and necessity issued by the FERC covering our facilities, activities and services.

         Our rates and charges for transportation in interstate commerce are subject to regulation by the FERC under the applicable FERC regulations. FERC regulations and our FERC approved tariff allow us to establish and collect rates designed to give us an opportunity to recover all actually and prudently incurred operations and maintenance costs of our pipeline system, taxes, interest, depreciation and amortization and a regulated equity return. The FERC has granted us the authority to negotiate rates with certain current and potential shippers. The flexibility of such rates will allow us to respond to market conditions, as well as permit us to negotiate rates or a rate formula that will meet the specific needs of individual shippers. The ability to negotiate rates will be an important tool in attracting the flourishing electric generation market to our system.

         Rates charged by natural gas companies may not exceed the just and reasonable rates approved by the FERC. In addition, natural gas companies are prohibited from granting any undue preference to any person, or maintaining any unreasonable difference in their rates or terms and conditions of service.

         In general, there are two methods available for changing the rate charged to shippers, provided that the transportation service contracts do not bar such changes. Under Section 4 of the Natural Gas Act and applicable FERC regulations, a pipeline may voluntarily seek a change, generally by providing at least 30 days' prior notice to the FERC of the proposed changes and filing the appropriate rate change application. If the FERC determines that a proposed rate change may not be just and reasonable as required by the Natural Gas Act, then the FERC may suspend the rate change for up to five months and set the matter for an investigation. Subsequent to any suspension ordered by the FERC, the proposed change may be placed in effect by the pipeline pending final FERC review. If the pipeline chooses to do this, any increase reflected in the proposed changes will, in the ordinary course of events, be collected subject to refund. We are currently under no obligation to make any such filing under
Section 4 of the Natural Gas Act. Under Section 5 of the Natural Gas Act, on its own motion or based on a complaint filed by a customer of the pipeline or other interested person, the FERC may initiate a proceeding seeking to compel a pipeline to change any rate or term or condition of service which is on file. If the FERC determines that the existing rate or condition is unjust, unreasonable, unduly discriminatory or preferential then any rate reduction or change in service term or condition which is ordered at the conclusion of such a proceeding is generally effective prospectively from the date of the order requiring such change.

         The nature and degree of regulation of natural gas companies have changed significantly during the past 10 years, and there is no assurance that further substantial changes will not occur or that existing policies and rules will not be applied in a new or different manner.

         Regulatory Proceedings. On November 29, 1996, we submitted a general rate change application to the FERC, and in the December 31, 1996 order known as the suspension order, the FERC permitted the proposed rates to become effective (with one exception noted below). On July 29, 1998, the FERC issued the July 1998 order, which modified significant portions of an earlier administrative law judge's initial decision, resulting in a reduction of our 100% load-factor interzone maximum rate. We filed a request for rehearing of the July 1998 order, and by order issued March 11, 1999, the FERC granted rehearing of one aspect of the July 1998 order and permitted us to utilize an equity structure of 35.21% in designing our rates. We then filed a petition for review of other aspects of the July 1998 order in the United States Court of Appeals for the District Court of Columbia Circuit.

         In addition to addressing our recently filed rate change, the suspension order granted summary disposition on one issue outstanding from our prior rate proceeding. The FERC, on June 19, 1995, approved a stipulation and consent agreement in our prior rate proceeding which resolved all issues except for the accounting and recovery of legal defense costs incurred in connection with certain criminal and civil investigations into the initial construction of our pipeline system. We sought, and FERC denied, rehearing of its orders regarding those legal defense costs in our prior rate proceeding. On April 18, 1997, we filed a petition for review of the FERC orders addressing legal defense costs in the United States Court of Appeals for the District of Columbia. The suspension order directed us to remove approximately $11.7 million in plant and associated costs from our proposed rate base. We sought rehearing of the suspension order regarding this issue, which was subsequently denied by the FERC. Following such denial, we filed a petition for review of the suspension order with regard to legal defense costs in the United States Court of Appeals for the District of Columbia, which the court consolidated with our earlier case regarding the same issue.

         After extensive negotiations with the various parties, on December 17, 1999, we filed with the FERC an offer of settlement, which we refer to as the rate settlement. By order dated February 12, 2000, the FERC approved the rate settlement, effectively resolving all remaining issues in our rate proceedings as described above. The principal elements of the rate settlement are:

         o a reduction in maximum demand rates phased-in over a three year period beginning January 1, 2001;

         o elimination of the proposed legal defense costs surcharge and agreement of all parties not to seek recovery of such costs;

         o withdrawal of certain pending petitions for review regarding FERC actions on our general rate change application;

         o a rate moratorium under which we may not file to increase rates pursuant to Section 4 of the Natural Gas Act prior to January 1, 2004 and no party may file for reductions in rates pursuant to Section 5 of the Natural Gas Act prior to April 1, 2003 or receive such reductions prior to January 1, 2004 (the rate settlement contains certain limited exceptions to the moratorium for tariff changes not intended to effect changes in our firm reserved service quality or rates); and

         o retention by Iroquois of revenues associated with new volumes, facilities, services or classes of service added after November 1, 1999.

         As provided in the rate settlement, our Zone 2 demand rate will decrease by $0.00973/Dth effective January 1, 2001, by $0.02433/Dth effective January 1, 2002; and by $0.01460/Dth effective January 1, 2003 for a total cumulative reduction of $0.04866/Dth. The rate settlement also provides for similar reductions in other Iroquois rates. The total estimated revenue impact of these rate reductions is $2.3 million in 2001, $5.7 million in 2002 and $3.4 million in 2003 based on 1999 long-term firm reserved transportation service contracts. We do not expect these reductions in our service rates to have a material adverse impact on our ability to make payments on the notes.

         Rulemaking on FERC's Regulation of Transportation Services. On February 9, 2000, the FERC adopted its Order No. 637. The order provided the following:

         o to institute a two-year waiver of price ceilings on short-term released capacity (the FERC may later consider a permanent waiver based on the experience gained through this experiment);

         o to allow pipelines to make pro forma tariff filings proposing peak and off-peak rates for short-term services;

         o to allow pipelines to propose term-differentiated rates for short-term and long-term services, with any "excess" revenues shared equally with long-term customers;

         o to change regulations regarding scheduling procedures, capacity segmentation, and pipeline penalties to allow shippers to utilize pipeline capacity more efficiently;

         o to narrow the right of first refusal for future long-term contracts while protecting the right of captive customers to renew long-term contracts; and

         o to improve reporting requirements to increase price transparency and provide additional information on individual transactions to assist the FERC in its effort to monitor the functioning of natural gas markets.

         Order No. 637 is intended to increase efficiency as the market for natural gas continues to become more open and competitive. As a result of Order No. 637, interstate pipelines should have greater flexibility in tailoring the firm reserved services they offer to customer requirements and customers should have improved opportunities to resell their firm reserved service in the secondary market, thus potentially enhancing the value of firm pipeline service to customers.

         On May 19, 2000, the FERC adopted Order No. 637-A, which addressed the requests for rehearing of Order No. 637. The rehearing order largely denied rehearing on the above-referenced Order No. 637 matters, but granted rehearing, in part, to make clarifying adjustments to the regulations regarding penalties, reporting requirements and the right-of-first refusal.

         While Order No. 637 requires some significant changes in the functioning of the secondary market for firm capacity, its implementation should not materially affect the level of revenues we receive. We will have to incur some costs to modify our tariff and information systems to allow us to comply with Order No.'s 637 and 637-A. However, we do not expect these expenditures to be material.

Insurance

         Our insurance program includes general liability insurance, auto liability insurance, worker's compensation insurance and all-risk property, boiler and machinery and business interruption insurance, in amounts which, in our reasonable good faith opinion, are no less favorable than the insurance coverage carried by companies engaged in similar businesses and owning properties similar to ours.

Safety Regulations

         Our operations are subject to regulation by the United States Department of Transportation under the Natural Gas Pipeline Safety Act of 1969, as amended, which we refer to as the NGPSA, relating to the design, installation, testing, construction, operation and management of our pipeline system. The NGPSA requires any entity that owns or operates pipeline facilities to comply with applicable safety standards, to establish and maintain inspection and maintenance plans and to comply with such plans.

         The NGPSA was amended by the Pipeline Safety Act of 1992 to require the Department of Transportation's Office of Pipeline Safety to consider protection of the environment when developing minimum pipeline safety regulations. In addition, the amendments required that the Department of Transportation issue pipeline regulations concerning, among other things, the circumstances under which emergency flow restriction devices should be required, training and qualification standards for personnel involved in maintenance and operation, and requirements for periodic integrity inspections, as well as periodic inspection of facilities in navigable waters which could pose a hazard to navigation or public safety. In addition, the amendments narrowed the scope of gas pipeline exemption pertaining to underground storage tanks under the Resource Conservation and Recovery Act. We believe our operations comply in all material respects with the NGPSA, but the industry, including us, could be required to incur additional capital expenditures and increased costs depending upon final regulations issued by the Department of Transportation under the NGPSA.

Environmental Matters

         Environmental laws and regulations have changed substantially and rapidly over the last 20 years, and we anticipate that there will be continuing changes. Increasingly strict federal, state or local environmental restrictions, limitations and regulations have resulted in increased operating costs for us, and it is possible that the costs of compliance with environmental laws and regulations will continue to increase. To the extent that environmental costs are normal costs of doing business, these costs would be recoverable under our tariff.

         Based on current information, we do not anticipate any material change in environmental laws that will have a material adverse effect on us.

         Current Operations. At each of our three natural gas compressor stations, environmental standards and controls are routinely monitored and, to date have been found to be in compliance in all material respects with all environmental permits and regulations.

         Settlement of Federal and State Investigations. On May 23, 1996, as part of a "global" resolution of federal criminal and civil investigations of the construction of certain of our pipeline facilities, IPOC pled guilty to four felony violations of the Clean Water Act and entered into consent decrees under the Clean Water Act in four federal judicial districts. Although not a named defendant, we signed the plea agreement and consent decrees and are bound by their terms. We also entered into related settlements with the State of New York, the FERC and the Department of Transportation. Under these various agreements, we and IPOC agreed to the payment of $22 million in fines and penalties and are taking certain actions and adopting a number of procedures to reduce our risk of noncompliance with environmental regulations in the future. In August 1996, as a result of settlement of the federal proceedings, IPOC was placed by the Environmental Protection Agency on a list which excludes IPOC from federal financial and other assistance under federal programs and limits IPOC's ability to do business with U.S. government agencies. This has not had and we do not expect it to have a material adverse impact on our business.

Employees

         We do not directly employ our personnel. Our personnel and services are provided to us by IPOC, our wholly owned subsidiary, pursuant to the operating agreement with IPOC. We reimburse IPOC for all reasonable expenses incurred in operating our pipeline system including salaries and wages and related taxes and benefits. As of December 31, 1999, IPOC had 94 employees. Pursuant to the operating agreement, certain field operating and maintenance services are provided to us by Tennessee Gas Pipeline Company, which we refer to as Tennessee Gas. Such services include, but are not limited to, routine and emergency repairs, right-of-way upkeep and surveillance and engineering and technical services. As of December 31, 1999, 21 Tennessee Gas employees are dedicated to our system. Some Tennessee Gas personnel share their time between the Tennessee Gas system and our pipeline system. The field service agreement with Tennessee Gas is in effect to December 31, 2000, and year to year thereafter, until terminated by either party with one year's notice. IPOC has notified Tennessee Gas of its intention to take over the field operation from Tennessee Gas in 2001.

Legal Matters

         We are not a party to any litigation that would reasonably be expected to have a material impact on our financial condition or results of operations.

                         SUMMARY OF PRINCIPAL AGREEMENTS

         The following is a brief summary of certain provisions of our principal agreements. Such summaries do not purport to be complete and are qualified in their entirety by reference to the respective agreements.

Transportation Service Contracts

         We provide firm and interruptible transportation service on an open access, first-come, first-served basis to any entity desiring transportation, subject to capacity availability, the terms of our FERC approved tariff (which includes rate schedules for firm reserved and interruptible transportation service and park and loan service) and our gas transportation service contracts.

         Principal provisions of the transportation contracts for firm reserved, interruptible and park and loan service are summarized below.

Transportation Contracts for Firm Reserved Service

         We have 36 transportation contracts with 33 shippers for firm reserved service, which we furnish under our FERC approved tariff. Currently, our pipeline system's design capacity is fully subscribed under such contracts. The firm reserved transportation service contracts provide for transportation service by us of natural gas on behalf of shippers between the interconnection points on our pipeline system. These contracts remain effective year to year after the initial term unless terminated by the shippers or by us, subject to relevant notice provisions and certain rights of first refusal described below.

         Reservation. Shippers under firm reserved transportation service contracts reserve the right to cause us to receive from or for the account of shippers at each receipt point on any day such quantities of natural gas up to the maximum input quantity for such receipt point as set forth on the schedule attached to such contracts. We are required to make available to or on behalf of shippers at each delivery point on any day the equivalent quantity not to exceed the maximum equivalent quantity for each delivery point as set forth on the schedule attached to such contracts.

         Rate. The minimum and maximum rates for the firm reserved service are set forth in our FERC approved tariff. We have the ability to discount rates to certain shippers, on a non-discriminatory basis, for the competitive purposes specified in our FERC approved tariff. In all cases, the firm reserved service rate is in two parts: a monthly demand charge based on the maximum capacity reserved under the contract (without regard to actual usage), and a commodity charge based on the actual capacity used. We retain the right to apply to the FERC for rate changes; the shippers retain the right to oppose any such rate changes.

         Availability. The availability of firm reserved service is governed by our FERC approved tariff. Service will be made available for the term and quantities specified by the shipper when the shipper meets the qualifications set forth in our tariff, and firm capacity is available. Firm reserved service takes priority over interruptible service.

         Billing. The provisions governing monthly billing and payment are set forth in the general terms and conditions of our FERC approved tariff. Invoices are submitted to the shippers by the ninth business day after the end of the month. If actual amounts are not known, we may submit estimated invoices subject to later adjustment. Payments are due by the 20th day of the month (or, in the case of estimated invoices, 10 days after receipt of such invoices).


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


         Capacity Release. Our FERC approved tariff provides the opportunity for each shipper under the firm reserved transportation service contracts to release all or any part of the capacity it has reserved under such contracts on a temporary or permanent basis for any length of time for use by a replacement shipper. The releasing shipper's transportation demand charge must be credited each month by the transportation demand charge billed to replacement shippers. Such releasing shipper remains liable to us for the full amount of the transportation demand charge.

         Term. There is no minimum or maximum term for firm reserved transportation service contracts. Upon expiration of the initial term, the contract will continue from year to year, unless terminated. Shippers may terminate their contracts only after providing one year's notice. Following any such termination, we will offer the open capacity to potential shippers. Correspondingly, we may elect to terminate a long-term firm reserved transportation service contract after its initial term. In that event, we must provide the existing shipper with written notice, which is based on the initial term of the contract. Contracts for more than five years require 30 months' written notice to terminate. Contracts between 30 months or more but less than five years require 18 months' prior written notice. Contracts for more than one year but less than 30 months require 12 months' written notice prior to termination. The original shipper has the right of first refusal to recontract for the available capacity provided that such shipper matches the bids proffered by potential shippers or recontracts for a period of at least five years.

         Transfer and Assignment. Firm reserved transportation service contracts are not transferable to a non-affiliated entity without the prior consent of the other party.

         Nonrecourse Obligations. Our firm reserved transportation service contracts are nonrecourse to our partners and to IPOC except, in the case of IPOC, where the claim results from its gross negligence or willful misconduct.

Transportation Contracts for Interruptible Service

         We also provide interruptible transportation service for a variety of shippers, utilizing capacity in excess of the shippers' subscriptions under the firm reserved transportation service contracts which the shippers under these contracts from time to time do not require to meet their needs.

         Availability. The availability of interruptible service is also governed by our FERC approved tariff. Service will be made available for the term and quantities specified by the shipper when the shipper meets the qualifications set forth in our tariff and interruptible capacity is available. If these conditions are satisfied, then service will be made available for the term and quantities specified by the shipper. Firm reserved service takes priority over interruptible service, which is subject to such curtailment or interruption as we deem necessary.

         Rates. The minimum and maximum rates for interruptible service are set forth in our FERC approved tariff according to zone. We have the ability to discount the rates to certain shippers, on a non-discriminatory basis, for the competitive purposes specified in our FERC approved tariff. In all cases, the rate is a one-part commodity rate, with no monthly demand charge component. We retain the right to apply to the FERC for rate changes; the shippers retain the right to oppose any such rate changes.

         Billing. The provisions governing monthly billing and payment are set forth in the general terms and conditions of our FERC approved tariff and are the same as those for firm reserved service.

         Term. There is no minimum or maximum term for interruptible service. Either party may terminate upon 90 days' prior written notice to the other following expiration of the initially agreed term.

         Transfer and Assignment. Interruptible transportation service contracts are not transferable to a non-affiliated entity without the prior consent of the other party.

         Nonrecourse Obligations. Our interruptible transportation service contracts are nonrecourse to our partners and to IPOC except, in the case of IPOC, where the claim results from its gross negligence or willful misconduct.

Park and Loan Service Contracts

         We provide a specialized service, referred to as park and loan, which provides the shippers, particularly gas marketers, with considerable flexibility in how natural gas is delivered to the shippers' facilities. Under the terms of this service, shippers may "store" natural gas on our pipeline system for future delivery. The shippers may also "borrow" gas from our pipeline system with repayment in kind at a later date. We were the first pipeline system in the Northeast to offer park and loan services to shippers. The rates for the park and loan service are specified in the rate schedule in our FERC approved tariff, provided, however, that we may render park and loan service at a discounted rate. We believe that our ability to offer the park and loan service enhances the value our shippers receive from our other transportation services.

Shipper Guarantees

         Our FERC approved tariff requires that, subject to certain exceptions, firm transportation shippers must have an investment grade rating or obtain a written shipper guarantee from a third party with an investment grade rating. Such shipper guarantees provide that, if a shipper fails to perform any of its financial obligations under its firm reserved transportation service contract, then the shipper guarantor shall perform such obligations in a timely fashion.

Operating Agreement

         On January 10, 1989, we entered into the operating agreement with IPOC pursuant to which we appointed IPOC as our operator. The operating agreement was amended as of February 28, 1997.

         IPOC has the authority to execute the following contracts on our behalf, without the approval of the management committee:

         o firm reserved transportation service contracts for a term not to exceed one year and not requiring incremental expansion of the pipeline;

         o        interruptible transportation service contracts;

         o        capacity release agreements;

         o        transportation contracts with replacement shippers; and

         o        park and loan service contracts.

         Design, Construction, Operation, Maintenance and Administration Responsibilities. IPOC has responsibility for the day-to-day management of the design, construction, operation, maintenance and administration of the facilities. It is authorized, without prior approval by the management committee, to develop and construct facilities which (1) do not exceed the cost of $1 million, (2) are constructed pursuant to our FERC certificate, and (3) have been included in the most recent budget approved by the management committee. In addition, IPOC and Tennessee Gas have executed the field service agreement pursuant to which Tennessee Gas performs certain operating and maintenance responsibilities for our pipeline system. Tennessee Gas' principal responsibilities involve:

         o        provision of field operation and maintenance services;

         o preparation of budgets and maintenance of accounts for field operation; and

         o maintenance of records and accounts related to our operation and maintenance.

         IPOC retains responsibility for receiving and accepting transportation volume nominations from our shippers and scheduling such volumes for dispatch. Tennessee Gas' compensation is limited to monthly reimbursement of all costs incurred in performing its responsibilities under the field service agreement with Tennessee Gas. The field service agreement with Tennessee Gas is in effect until December 31, 2000, and year to year thereafter until terminated on twelve months' notice. IPOC has notified Tennessee Gas of its intention to take over the field operation from Tennessee Gas in 2001.

         Employees, Consultants and Contractors. IPOC may use the services of our partners' corporate affiliates on its behalf or the services of independent contractors. IPOC pays the reasonable expenses in connection with employee salaries and administrative expenses it or any of our partners' affiliates has incurred. IPOC will require its employees and contractors to perform their responsibilities in accordance with sound industry practice and in compliance with all relevant laws and regulations.

         Financial and Accounting. We will reimburse IPOC for all reasonable costs incurred on our behalf. We may, within 24 months of the expenditure, dispute any expenditure incurred by IPOC in connection with the design, construction, operation, maintenance or administration of our facilities on the ground that it was not reasonable, authorized or proper. IPOC is responsible for reviewing from time to time the rates and fees charged for transportation services and recommending revisions in rates and fees to reflect changes in costs or other conditions of service.

         Agent. In performing services pursuant to the operating agreement, IPOC acts as our agent.

         Intellectual Property. Any inventions or copyrights developed by IPOC or its employees in performance of services under the operating agreement will be assigned to us.

         Indemnification, Claims, Litigation, Insurance and Liability. IPOC will indemnify and hold us harmless from and against all acts or failures to act by IPOC which are not within the scope of the operating agreement and claims for non-payment by persons employed by IPOC. We have included a provision in each transportation service contract requiring the shipper, in the absence of gross negligence or willful misconduct, to waive all claims against IPOC in connection with the performance of its duties. All claims against us arising out of the design, construction, operation, maintenance or administration of the facilities, not covered by insurance, will be settled, litigated or defended by IPOC, when (1) the amount involved is less than $100,000, no injunctive or similar relief is sought, and no criminal sanction is sought, or (2) the action is one for which IPOC is required to provide indemnification. Otherwise, the management committee will control the settlement or defense of such claims.

         Insurance. IPOC will carry and maintain insurance which it reasonably deems adequate to protect itself, its officers, agents and employees against all actions, claims, demands, costs and liabilities arising out of negligence. We and IPOC agree that any claim against us may be made only against our assets and not against our partners or their assets, other than their interests in us.

         Term. The operating agreement will continue until November 30, 2011 and yearly thereafter, subject to termination by either party upon one year's written notice.

         Termination. Either party may terminate the operating agreement by written notice to the other party in the event of a material default by one party in the performance of its obligations and such material default continues for 60 days after notice to the defaulting party by the other party. The operating agreement will also terminate upon one year's prior notice to us from IPOC, when:

         o any of our partners which is an affiliate of IPOC is deemed under the terms of the partnership agreement to have withdrawn from our partnership, unless 65% of the interests of the remaining partners vote to retain IPOC as operator within 30 days of the withdrawal of such affiliate;

         o any of our partners which is an affiliate of IPOC transfers all or substantially all of its partnership interest, unless permitted under certain sections of our partnership agreement;

         o        we are dissolved;

         o we and IPOC mutually agree to terminate the operating agreement; or

         o        IPOC becomes bankrupt or insolvent.

         Survival of Obligations. The termination of the operating agreement will not release either party from any obligation which it owes to the other party arising from any transaction, commitment or agreement entered into, loss, cost, damage, expense or liability which occurred or arose prior to termination.

         Force Majeure. If either party, by reason of a force majeure, is unable to perform its obligations, then upon one party giving notice to the other party, the obligations of both parties will be suspended for the period of such force majeure condition.

Partnership Agreement

         Our partnership agreement is dated as of November 30, 1989 and was amended as of February 28, 1997 and January 27, 1999.

         Voting. For the purposes of voting under the partnership agreement, the partners are organized into three blocs: a "Canadian bloc," an "LDC bloc," and a "U.S. interstate bloc"; the blocs hold interests in the partnership of 35%, 33% and 32%, respectively.

         o        the Canadian bloc is comprised of TransCanada Iroquois Ltd.
                  and TCPL Northeast Ltd.;

         o the LDC bloc is comprised of NorthEast Transmission Company, TEN Transmission Company, NJNR Pipeline Company, LILCO Energy Systems, Inc. and JMC Iroquois, Inc.; and

         o the U.S. interstate bloc is comprised of ANR New England Pipeline Co., Dominion Iroquois, Inc. and ANR Iroquois, Inc.

         Each partner in a bloc agrees to vote in the same manner as all other partners in that bloc pursuant to a bloc voting agreement.


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


         Expansion. The partnership agreement requires us not to incur any material costs or obligations with respect to an incremental expansion which will modify, improve or expand our pipeline system or be obligated under any financing commitment related to such incremental expansion (except for a normal financing commitment fee) until certain conditions are met, including:

         o transportation service contracts for the use of the capacity of such incremental expansion have been executed with one or more shippers approved by the management committee; and

         o the management committee has approved a commitment to construct or acquire such incremental expansion. The votes required shall be 65% of the percentage interests of our partners and the vote of at least one general partner from each of the voting blocs.

         Capital Contributions. Each partner is obligated to make a cash capital contribution to the equity required to construct any incremental expansion to our pipeline system which has been approved by the management committee in an amount equal to its percentage partnership interest, less any amounts previously contributed or committed under the financing commitments. Each partner is also required to contribute capital for operating costs in an amount equal to its percentage partnership interest, if approved by certain percentage interests of the partners as set forth in the partnership agreement. If a partner defaults on making a required capital contribution, such partner will have been deemed to be withdrawn from the partnership; if the management committee determines that the unpaid capital contribution is required by the partnership to meet its cash needs, the remaining partners shall make the required contribution.

         Allocation of Profits and Losses. All profits and losses of the partnership are allocated to the partners in accordance with their respective percentage interests in the partnership unless otherwise agreed by the partners.

         Distributions. Distributions are determined by the management committee and made to all partners simultaneously in proportion to their respective percentage interests, unless the management committee determines otherwise or such distribution would result in a default under any of our agreements.

         Management. All major policies are decided by the management committee and operating responsibility has been delegated to IPOC, subject to supervision and review by the management committee. The management committee consists of representatives for each partner. The partnership agreement requires approval of 65% of the management committee for certain actions, including:

         o        approval of the operating budget;

         o execution of interim financing agreements and commitments relating to our pipeline system and any amendments thereto; and

         o capital contributions for operating costs of $10 million or less.

         At least a 75% affirmative vote of the management committee is required for certain actions, including:

         o execution of permanent financing agreements and commitments related to our pipeline system;


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


         o        distributions to the partners; and

         o capital contributions for operating costs exceeding $10 million.

         We also have an executive committee, the members of which are also members of the management committee, which has the following responsibilities:

         o to review and authorize proposed expenditures not otherwise permissible under the terms of the operating agreement;

         o to review and recommend approval of financing, incremental expansions, and other proposals;

         o to review and make recommendations to the management committee on significant policy issues and business plans; and

         o to perform certain other duties set forth in the terms of reference for the executive committee.

         The partnership agreement provides for four other committees: an audit committee (the members of which are also members of the management committee), a finance advisory committee, a legal advisory committee and a human resources committee (the members of which are also members of the management committee).

         Limitation of Liabilities. Except as provided by law or as otherwise agreed in writing, our liabilities are to be satisfied first by our assets, and then by our partners if our assets are not sufficient. However, the aggregate liability of any limited partner is limited to the sum of:

         o the amount of such limited partner's capital account in addition to any unpaid installment of capital contributions and accrued interest; plus

         o any distributions made to such limited partner if the fair value of our remaining assets after the distribution is not sufficient to pay our outstanding liabilities, excluding partners' liabilities due to capital contributions; plus

         o cash capital contributions returned to such limited partner, for one year after such return; and the amount of any wrongfully returned part of such partner's capital contribution, for three years after such return.

         Limited Transfer of Partnership Interests and Withdrawal. Partners may only transfer their partnership interests under certain limited circumstances. A partner shall be deemed to have withdrawn from our partnership if that partner is subject to an order of bankruptcy or insolvency.

                                   MANAGEMENT

Executive Officers

         The following table sets forth the names, ages and positions of the executive officers of IPOC.


                Name                     Age                             Position
                ----                     ---                             --------
Craig R. Frew                            49            President
Paul Bailey                              53            Vice President and Chief Financial Officer
Jeffrey A. Bruner                        41            Vice President, General Counsel and Secretary
Herbert A. Rakebrand III                 43            Vice President, Marketing and Transportation
David J. Warman                          42            Vice President, Engineering and Operations

         Craig R. Frew is President of IPOC. Mr. Frew has 28 years of experience in the natural gas industry. Mr. Frew joined TransCanada PipeLines Limited in 1976 and transferred to IPOC in 1994 while TransCanada PipeLines Limited was the operator of our pipeline system. With TransCanada PipeLines Limited, Mr. Frew held a number of senior management positions including the position of President of its wholly owned subsidiary, Western Gas Marketing Limited, from 1989 to 1993. Mr. Frew currently serves on the board of directors of the New England Gas Association and the Interstate Natural Gas Association.

         Paul Bailey is Vice President and Chief Financial Officer of IPOC. Mr. Bailey has 18 years of experience in the natural gas industry and an additional 14 years in the electric industry. Mr. Bailey joined TransCanada PipeLines Limited in 1982 and transferred to IPOC in 1992 while TransCanada PipeLines Limited was the operator of our pipeline system. With TransCanada PipeLines Limited, Mr. Bailey held a variety of senior management positions in the accounting and finance areas of the company. From 1968 to 1982 Mr. Bailey was employed by Ontario Hydro and held a number of positions in the accounting and financial planning departments.

         Jeffrey A. Bruner is Vice President, General Counsel and Secretary of IPOC. Mr. Bruner joined IPOC in 1992. Prior to joining IPOC he was with Transco Energy Company for eight years where he held various positions in the legal department, including the position of General Attorney in charge of the legal department for Transcontinental Gas Pipe Line Corporation, an interstate pipeline affiliate of Transco Energy.

         Herbert A. Rakebrand III is Vice President of Marketing and Transportation of IPOC. Mr. Rakebrand has 20 years of experience in the natural gas industry. Mr. Rakebrand assisted in establishing our transportation department, having joined IPOC in 1991 prior to the pipeline being placed in service. From 1980 to 1991 Mr. Rakebrand was employed by the Long Island Lighting Company. Mr. Rakebrand held various positions in the gas engineering and gas supply departments.

         David J. Warman is Vice President of Engineering and Operations of IPOC. Mr. Warman joined TransCanada PipeLines Limited in 1982 and transferred to IPOC in 1990 while TransCanada PipeLines Limited managed the construction of our pipeline system. With TransCanada PipeLines Limited, Mr. Warman held a number of positions in the engineering area, in particular pipeline design, materials engineering, pipeline construction and project management.

Management Committee Composition

         The representatives on our management committee are employed at affiliates of our partners. The following table sets forth the names of the representatives on our management committee, the names of the affiliates of our partners at which they are employed and the names of relevant partners.

Name                              Affiliate at Which Employed                Partner Represented
----                              ---------------------------                -------------------
James M. Lane                     ANR Pipeline Company                 ANR Iroquois, Inc./ANR New
                                                                       England Pipeline Co.

Paul D. Koonce                    Dominion Resources, Inc.             Dominion Iroquois, Inc.

Reginald L. Babcock               CTG Resources, Inc.                  TEN Transmission Company


Charles A. Daverio                KeySpan Energy Corporation           NorthEast Transmission Company,
                                                                       LILCO Energy Systems, Inc.

Jay B. Corn                       New Jersey Resources Corporation     NJNR Pipeline Company

Peter Lund                        PG&E Gas Transmission                JMC-Iroquois, Inc.

Paul MacGregor                    TransCanada Transmission             TransCanada Iroquois Ltd./TCPL
                                                                       Northeast Ltd.


         James M. Lane has over 30 years experience in the natural gas industry having spent the last 20 years with The Coastal Corporation. In his current position, Mr. Lane is responsible for managing the day-to-day business affairs of ANR Storage Company, Mid Michigan Gas Storage Company and four joint venture companies, and the business administrative functions of ANR Pipeline Company's Storage Operations which are all affiliates of The Coastal Corporation. In addition, Mr. Lane manages Coastal's business interests in 8 joint ventures.

         Paul D. Koonce joined Dominion Resources, Inc. as Senior Vice President, Commercial Operations in January 1999. He is responsible for various businesses of Dominion's regulated companies. From 1982 through 1992 he worked for East Tennessee Natural Gas, Entrade Corporation, Texas Gas Transmission, Transcontinental Gas Pipeline Corporation and in 1992 joined Sonat Marketing Company where he was promoted to Senior Vice President of Sonat Energy Services and was later named Executive Vice President of Sonat Power Systems.

         Reginald L. Babcock has served as Vice President, General Counsel and Secretary of CTG Resources, Inc. since 1997. From 1993 to 1996 Mr. Babcock was Vice President - Corporate Services and General Counsel and Secretary of Connecticut Natural Gas Corporation, and from 1996 to 1997 he was the Vice President - Administrative Services and General Counsel.

         Charles A. Daverio has served as Vice President of KeySpan Energy Trading Services, LLC since December 1996. He joined KeySpan Energy Corporation in 1976 as an associate engineer. He held various supervisory and managerial positions in the Nuclear Engineering Department, Gas Supply and Planning, and Gas Operators from 1979 through 1993. Mr. Daverio serves as the representative of KeySpan Energy Corporation on the management committee. Mr. Daverio is a member of the board of the Huntington Arts Council.

         Jay B. Corn is the Vice President - Corporate Development of New Jersey Resources Corporation and NJR Energy Holdings Corporation, a wholly owned subsidiary of New Jersey Resources Corporation. Mr. Corn has served as a member of the management committee of Iroquois since June 1995.

         Peter Lund has been Vice President-Pipeline Marketing and Development of PG&E National Energy Group, since March 2000. Prior to his current role, Mr. Lund served as Vice President - Transportation and Storage Operations of PG&E Gas Transmission. Before joining PG&E Gas Transmission Northwest in 1988, Lund worked as a resource analyst for Pacific Gas and Electric Company and as a mineral exploration geologist for various firms. In addition, Mr. Lund is a board member of the Pacific Coast Gas Association, the Private Industry Sponsors of the Canadian Energy Research Institute and a board member and former president of the Northwest Gas Association.

         Paul F. MacGregor has served as Vice President of North American Pipeline Ventures TransCanada since September 1999. Mr. MacGregor is responsible for the business activities of TransCanada's non-regulated pipeline services and investments. In addition, he oversees TransCanada's ownership interests in its Canadian and U.S. pipeline investments. Mr. MacGregor joined TransCanada in 1981 and since then he held various positions including in Facilities Planning and Vice President, North American Pipeline Investments for TransCanada's energy transmission business unit.

Compensation of the Executive Officers

         Summary Compensation Table. The following summary compensation table sets forth information regarding compensation for fiscal year 1999 paid to the President and each of four other most highly compensated executive officers of IPOC who were serving as such as of December 31, 1999. All compensation to the executive officers is paid by IPOC and reimbursed by us.

                                                                                                All Other
Name and                                                Salary             Bonus            Compensation
Principal Position                      Year            ($) (1)             ($)                ($) (2)
------------------                      ----            -------             ---                -------
Craig R. Frew                            1999      $   256, 913.55      $ 111,150.00         $ 10,000.00
     President
Paul Bailey                              1999      $   177,177.00       $ 46,000.00          $  8,695.75
    Vice President and Chief
    Financial Officer
Jeffrey A. Bruner                        1999      $   142,506.00       $ 38,500.00          $  7,215.26
    Vice President, General Counsel
    and Secretary
Herbert A. Rakebrand III                 1999      $   145,002.00       $ 43,500.00          $  7,340.06
    Vice President, Marketing
    and Transportation
David J. Warman                          1999      $   115,011.00       $ 29,000.00          $  5,840.55
      Vice President, Engineering
      and Operations

                          -----------------------------

(1) Includes salary paid in lieu of vacation for Messrs. Frew, and Rakebrand of $9,692.55 and $2,500.00, respectively during 1999.

(2) The amounts presented in this column represent matching contributions made by IPOC under the Iroqouis Pipeline Operating Company Savings Plan (the "401(k) Plan") and the IPOC Supplemental 401(k) Savings Plan (the "Supplemental Plan"). Under the 401(k) Plan, which is generally available to all employees, IPOC currently matches a participant's tax-deferred contributions by an amount equal to 100% of such contribution for each year, up to 5% of the participant's annual compensation. Under the Supplemental Plan, IPOC currently matches the tax-deferred contributions by a select group of management or highly compensated employees in an amount equal to 100% of such contribution for each year, up to 5% of the participant's annual compensation, less any matching contributions allocated to the participant's account under the 401(k) Plan. The following contributions were made during 1999 under the 401(K) Plan: Mr. Frew received $8,000; Mr. Bailey received $8,000; Mr. Bruner received $7,215.26; Mr. Rakebrand received $7,340.06; and Mr. Warman received $5,840.55. In addition, under the Supplemental Plan, Mr. Frew received $2,000 and Mr. Bailey received $697.75 in 1999.

Pension Plans

         IPOC sponsors a qualified non-contributory, cash balance retirement plan covering substantially all of its employees and an excess retirement plan covering certain key employees. Under the pension plan, each participant is given a hypothetical account balance which is credited with a specified percentage of a portion of the participant's covered compensation based on his or her age and service. The excess pension plan is an unfunded pension arrangement that provides certain highly compensated employees with the benefit that they would have been entitled to but for the limitations set forth in the Internal Revenue Code of 1986, as amended. In addition, under the excess pension plan, the benefits provided to Messrs. Frew, Bailey and Warman take into account their years of service with TransCanada Pipelines Limited. The benefits under the excess pension plan are not subject to the provisions of the Internal Revenue Code that limit the compensation used to determine benefits and the amount of annual benefits payable under the qualified pension plan.

         The following table illustrates, for representative annual covered compensation and years of benefit service classifications, the annual retirement benefit that would be payable to employees under both the non-contributory cash balance retirement plan and the excess pension plan if they retired in 2000 at age 65, based on the straight-life annuity form of benefit payment and not subject to deduction or offset. In calculating the benefits shown in the following table, salaries were assumed to remain level and hypothetical account balances were assumed to grow at 6.53% per year.

                               PENSION PLAN TABLE

                                                                Years of Service
                             ---------------------------------------------------------------------------------------
Remuneration                       15                20                25               30                35
---------------------------- ---------------- ----------------- ----------------- ---------------- -----------------
     150,000                       50,894            77,225           114,910          159,181           222,770
     200,000                       69,245           105,196           156,597          217,210           304,171
     250,000                       87,597           133,167           198,285          275,240           385,571
     300,000                      105,949           161,137           239,972          333,268           466,971
     350,000                      124,300           189,107           281,659          391,298           548,372
     400,000                      142,652           217,078           323,346          449,328           629,773
     450,000                      161,003           245,049           365,034          507,357           711,172
     500,000                      179,355           273,019           406,721          565,386           792,572

         The number of years of credited service, as of December 31, 1999, for Messrs. Frew, Bailey, Bruner, Rakebrand and Warman are 23.50, 17.33, 7.58, 8.33 and 17.42, respectively. These numbers include the credited service with TransCanada Pipelines Limited pursuant to the excess pension plan.

Supplemental Executive Retirement Agreements

         Mr. Frew is a party to a supplemental executive retirement agreement, dated July 1, 1997 that provides a guaranteed retirement benefit of 60% of his average annual compensation, including salary and bonus for the three highest consecutive calendar years during his employment with IPOC. This amount is reduced by any retirement benefits that Mr. Frew is entitled to pursuant to the IPOC pension plan and excess pension plan, certain TransCanada Pipelines pension plans, the IPOC 401(k) plan and his social security benefits.

         Mr. Bailey is party to a similar supplemental executive retirement agreement dated July 1, 1997; however, Mr. Bailey's guaranteed retirement benefit is 40% of his three-year average annual compensation.

Performance Share Unit Plan

         Effective as of January 1, 1999, IPOC adopted a performance share unit plan (the "Performance Plan") which provides financial incentives to certain key executives. All key employees of IPOC and its subsidiaries are eligible to participate in the Performance Plan. The participants for each year will be selected by the compensation committee. Participants are awarded "phantom shares" of the partnership ("Performance Units") which are valued annually based upon our year-end book value and our average return on rate base equity. The payout value of the Performance Units is based on the sum of (i) the value of the Performance Units at the end of a performance period and (ii) the amount of dividends per Performance Unit during the period. Payment on the Performance Units is made in cash within 30 days following completion of our audited financial statements.

         The Performance Units generally vest over five years, with 50% of each award vesting at the end of the third year and 25% vesting at the end of each of the fourth and fifth years. Upon a termination of a participant's employment with IPOC or its subsidiaries, for any reason other than death, disability, or retirement, all unvested Performance Units will be forfeited. Upon a termination due to the participant's death, disability or retirement, the committee may, in its sole discretion, provide for the vesting and payment of any unvested Performance Units.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

The Partners

         We are a limited partnership wholly owned by our partners. The following information summarizes the ownership interest of our partners:

                                                                                Percentage
                                                                                 Ownership        Nature of
Ultimate Parent                      Name of Partner                              Interest        Ownership
---------------                      ---------------                              --------        ---------
TransCanada PipeLines Limited        TransCanada Iroquois Ltd.                       29.0%         G.P.(1)
                                     TCPL Northeast Ltd.                              6.0%           G.P.

KeySpan Energy Corporation           NorthEast Transmission Company                  19.4%         G.P.=18.07%,
                                                                                                   L.P.(2)=1.33%
                                     LILCO Energy Systems, Inc.                       1.0%           G.P.

Dominion Resources, Inc.             Dominion Iroquois, Inc.                         16.0%           G.P.

The Coastal Corporation(3)           ANR Iroquois, Inc.                               9.4%           G.P.
                                     ANR New England Pipeline Co.                     6.6%           G.P.

PG&E Generating Company              JMC-Iroquois, Inc.                               4.93%    G.P.=4.57%, L.P.=.36%

CTG Resources, Inc.                  TEN Transmission Company                         4.87%    G.P.=4.46%, L.P.=.41%

New Jersey Resources                 NJNR Pipeline Company                             2.8%           G.P.
    Corporation

-------------------
(1)       G.P. refers to a general partner of our partnership.

(2)       L.P. refers to a limited partner of our partnership.

(3) On January 18, 2000 El Paso Energy Corp. ("El Paso") and The Coastal Corporation ("Coastal") announced plans for the merger of El Paso and Coastal. Each share of Coastal common stock will be converted into El Paso common stock. It is expected that the merger will be completed during the fourth quarter of 2000.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationships with Partners

         Certain of our partners transport natural gas on our pipeline system, at rates, terms and conditions contained in our FERC approved tariff. We also lease a right-of-way easement on Long Island, New York, from the Long Island Lighting Company, the predecessor to KeySpan Energy Corporation, the parent of our general partner, LILCO Energy Systems, Inc., which requires annual payments escalating 5% a year over the 39-year term of the lease.

                        DESCRIPTION OF THE EXCHANGE NOTES

         The following is a summary of material provisions of the indenture governing the notes but does not restate the indenture in its entirety. You can find the definitions of certain capitalized terms used in the following subheading "-- Certain Definitions." We urge you to read the indenture because it, not this description, defines your rights as holders of the exchange notes. A copy of the proposed form of indenture is available for inspection at our offices and, upon the written request, will be provided at no charge. See "-- Information Available to Noteholders."

General

         The exchange notes are to be issued under the same indenture dated as of May 30, 2000, between Iroquois and The Chase Manhattan Bank, as trustee under which the old notes were issued. The exchange notes will be issued initially in registered form without coupons and in denominations of $100,000 and any integral multiple of $1,000 in excess thereof.

         The indenture provides for the issuance of the exchange notes and additional securities as we may from time to time authorize, subject to the limitations in the indenture.

         The exchange notes will be senior, unsecured and unsubordinated obligations ranking pari passu with all of our other senior, unsecured and unsubordinated obligations.

Principal Amount, Interest Rate, Final Maturity and Payment

         The exchange notes are limited in the aggregate principal amount of $200 million, bear interest beginning on May 30, 2000, or from the most recent date to which interest has been paid or provided for at 8.68% per annum and will mature on April 30, 2010.

Payment of Interest

         Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months and will be payable in cash on April 30 and October 31 of each year, beginning October 31, 2000 to the Person in whose name that exchange note is registered at the close of business on the Regular Record Date for such interest.

Additional Securities

         The indenture provides significant limitations on our ability to Incur additional Indebtedness. The indenture, however, does permit us to issue additional securities, subject to specified restrictions. Any such additional securities will be pari passu with the exchange notes then Outstanding.

Mandatory Redemption

         General Provisions. The exchange notes are subject to mandatory redemption upon the occurrence of certain losses of or damage to, or any condemnation or other taking (any such event, with respect to any Property, an "Event of Loss") with respect to the Pipeline.

         We must mail notice of any such redemption to each Holder of an exchange note which is to be redeemed (in whole or in part) at such Holder's address of record not less than 30 days nor more than 60 days before the redemption date. In addition, we shall provide written notice of redemption of exchange notes to be redeemed to a responsible officer of the trustee in accordance with the terms of the indenture.

On and after any such redemption date, interest shall cease to accrue on the exchange notes (or portion of the principal amount thereof) that are redeemed.

         No later than 45 days prior to the date on which any mandatory redemption of exchange notes is to be made pursuant to the indenture, we will deliver to the trustee a statement reasonably satisfactory to a responsible officer of the trustee, certified by one of our senior officers, of the occurrence of the applicable event and such senior officer's estimate of the amount of the net proceeds thereof.

         In the event of a Catastrophic Loss. In the event there shall occur an Event of Loss with respect to the Pipeline for which the total Loss Proceeds payable in respect of the lost or damaged Property are greater than $100 million we shall redeem exchange notes in an amount equal to the Pro Rata Portion of the Loss Proceeds (which Pro Rata Portion shall be calculated as at the date which is two business days prior to the redemption date of such redeemed notes), in whole or in part ratably among each series at a redemption price equal to the outstanding principal amount thereof plus accrued and unpaid interest thereon to the redemption date.

         In the event of a Material Loss. In the event there shall occur an Event of Loss with respect to the Pipeline for which total Loss Proceeds payable in respect of the lost or damaged Property are greater than or equal to $10 million but less than $100 million we may, at our option, rebuild or repair the Pipeline or redeem the exchange notes in an amount equal to the Pro Rata Portion of the Loss Proceeds (which Pro Rata Portion shall be calculated as at the date which is two business days prior to the redemption date of such redeemed notes), in whole or in part ratably among each series at a redemption price equal to the outstanding principal amount thereof plus accrued and unpaid interest thereon to the redemption date.

Optional Redemption

         The indenture provides that we will have the right at any time to redeem all or any portion of any series of the notes, in whole or in part, at a redemption price equal to the unpaid principal amount thereof to be redeemed plus accrued and unpaid interest thereon to the redemption date, plus the Make-Whole Premium on a redemption date that we will establish.

         We will mail notice of any such redemption to each Holder of an exchange note which is to be redeemed (in whole or in part) at such Holder's address of record not less than 30 days nor more than 60 days before the redemption date. In addition, we will provide notice of redemption of exchange notes to be redeemed to the trustee in accordance with the terms of the indenture. On and after any such redemption date, interest shall cease to accrue on the exchange notes (or portion of the principal amount thereof), that are redeemed.

Ratings

         The exchange notes have a rating of "A3" from Moody's Investors Service, Inc., or Moody's, and "BBB+" from Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc., or S&P. There is no assurance that any such credit rating will remain in effect for any given period of time or that such rating will not be lowered, suspended or withdrawn entirely by the applicable rating agency, if, in such rating agency's judgment, circumstances so warrant. Any such lowering, suspension or withdrawal of any rating may have a material adverse effect on the market price or marketability of the exchange notes.

Settlement and Payment

         The exchange notes are expected to trade in the DTC's settlement system. If a Holder holding exchange notes through DTC sells exchange notes to any purchaser that will not hold such notes in DTC, the trade will settle and clear by delivery of definitive notes. The information in this prospectus concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Negative Covenants

         Limitation on Asset Sales. We will not consummate any Asset Sale, unless:

         o the consideration received by us is at least equal to the fair market value of the assets sold or disposed of; and

         o at least 90% of the consideration received consists of cash or Temporary Cash Investments or the assumption of our Indebtedness (other than Indebtedness to any Subsidiary),

provided that we are irrevocably and unconditionally released from all liability under such Indebtedness.

         In the event and to the extent that we receive Net Cash Proceeds from one or more Asset Sales occurring on or after the closing date of the offering of the old notes we will within six months after the receipt of such Net Cash
Proceeds:

         o apply an amount equal to the Pro Rata Portion of such Net Cash Proceeds to consummate an Offer to Purchase notes owing to a Person other than us or any of our Subsidiaries at a purchase price equal to 100% of the principal amount thereof plus accrued interest (if any) to the Payment Date; or

         o invest an equal amount or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement, in Property (other than current assets) of a business or businesses meeting certain requirements.

         Limitations on Actions with Respect to Primary Agreements. We will not agree or consent to any termination, modification, supplement or waiver of any Primary Agreement, nor shall we initiate any change to the tariff, if we reasonably determine that such termination, modification, supplement or waiver of any such Primary Agreement or change to the tariff would individually or collectively with all other such terminations, modifications, supplements and waivers of the Primary Agreement and changes to the tariff, reasonably be expected to have a Material Adverse Effect.

         Limitations on Liens. We will not, and will not permit our Subsidiaries to, create, incur, assume or suffer to exist any Lien upon any of our Property, whether now owned or hereafter acquired other than:

         o     a Lien that also equally and ratably secures the Senior Debt;

         o a Lien that is created in favor of a governmental entity, mechanic, materialman or lessor in the ordinary course of business and payment of which is not overdue for a period of more than 30 days, but not in any event Liens in favor of a lessor in a sale-leaseback transaction;

         o a Lien that is the result of a court judgment as to which all rights of appeal have not terminated and is bonded or pledged or enforcement of which will not have a Material Adverse Effect on us;

         o a Lien that extends, renews or replaces in whole or in part a Lien referred to herein (other than any additional Lien described in the eighth bullet point below);

         o a Lien that secures pledges or deposits under worker's compensation, unemployment insurance and other social security legislation;

         o a Lien that consists of easements, rights-of-way and other similar encumbrances and does not interfere with our business or operations;

         o a Lien granted by a Subsidiary upon any of the Subsidiary's assets to secure Nonrecourse Indebtedness; and

         o any additional Lien, provided that the Indebtedness secured by such Lien, plus all other Indebtedness secured by Liens (including Indebtedness for Capitalized Lease Obligations but excluding Indebtedness secured by Liens otherwise permitted by the first through seventh bullet points above) plus leases under sale-leaseback transactions which we have not elected to treat as an Asset Sale, does not exceed 3% of Total Capitalization of our partnership.

         Limitations on Indebtedness. We will not Incur additional Indebtedness unless

         o there shall be No Ratings Downgrade as a result of such Incurrence;

         o immediately after giving effect to such Incurrence, the ratio of our Indebtedness (excluding Affiliate Subordinated Debt) to Total Capitalization does not exceed 75%; and

         o no Default or Event or Default shall have occurred and be continuing at the time of such Incurrence, and no Default or Event of Default shall result from such Incurrence;

provided, however, that notwithstanding these restrictions we may Incur additional Indebtedness consisting of:

         o Indebtedness outstanding at any time in accordance with the terms of the new credit agreement (other than revolving credit loans under the new credit facilities), provided that any amendment to such credit agreement which increases the amount or alters the tenor or average life of Indebtedness outstanding by more than one year must satisfy the requirements of the first, second and third bullet points of the preceding paragraph above;

         o Indebtedness Incurred for any expenditure required by law; provided that at the time such Indebtedness is Incurred we satisfy the requirement set forth under the second bullet point of the preceding paragraph above;

         o Indebtedness (i) in respect of performance, surety or appeal bonds provided in the ordinary course of business; (ii) under Currency Agreements and Interest Rate Agreements; provided that such agreements (a) are designed solely to protect us against fluctuations in foreign currency exchange rates or interest rates and are not for speculative purposes and (b) do not increase the Indebtedness of the obligor outstanding

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               at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and (iii) arising from agreements providing for customary indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any of our obligations pursuant to such agreements, in any case Incurred in connection with the disposition of any business or assets (other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business or assets for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by us in connection with such disposition;

         o Indebtedness of ours, to the extent the net proceeds thereof are promptly deposited to defease the notes as described under "Defeasance";

         o     Affiliate Subordinated Debt;

         o Indebtedness of Iroquois Incurred to refinance Indebtedness existing from time to time, provided such Indebtedness is in a principal amount no greater than the Indebtedness being repaid (excluding fees, including any consent fees, payable in connection with the issuance of any refinancing Indebtedness), has a longer final maturity and greater average life than the Indebtedness being repaid and except in the case of Indebtedness Incurred to refinance a series of notes under the indenture, satisfies the requirement set forth under the first bullet point of the preceding paragraph above;

         o Indebtedness of $10 million Incurred from time to time under any working capital facility permitted pursuant to the "Working Capital Facility" covenant below; and

         o Indebtedness of ours (in addition to Indebtedness permitted under the first through seventh bullet point above) in an aggregate principal amount outstanding at any time (together with refinancings thereof) not to exceed $35 million, provided that at the time such Indebtedness is Incurred we satisfy the requirement set forth under the second and third bullet points of the preceding paragraph above.

         Notwithstanding any other provision of this "Limitation on Indebtedness" covenant, the maximum amount of Indebtedness that we may Incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in interest rates designated in any Interest Rate Agreement or the exchange rates of currencies.

         For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, (1) Indebtedness Incurred under the new credit agreement on or prior to the closing date of the offering of the old notes shall be treated as Incurred pursuant to the first bullet point of the proviso of this "Limitation on Indebtedness" covenant and (2) guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included. For purposes of clarification and not limitation, any Lien incurred by us or any Subsidiary shall not be treated as a separate Incurrence of Indebtedness. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, we, in our sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses; provided, however, that we may only reclassify Affiliate Subordinated Debt if, at the time of such

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reclassification, we would be permitted to make a Distribution in the amount of such reclassified Affiliate Subordinated Debt pursuant to the "Limitations on Distributions" covenant below.

         Limitations on Distributions. We will not declare or make any Distribution at any time unless:

         o no Default or Event of Default shall have occurred and be continuing or would occur as a result of declaring or making such Distribution,

         o the ratio of Indebtedness to Total Capitalization after giving effect to such intended Distribution does not exceed 75%,

         o (i) our Debt Service Coverage Ratio for the last four calendar quarters taken as a whole prior to the date of such intended Distribution is at least 1.25 to 1 and (ii) if the then current rating of the notes is below BBB+ from S&P or below A3 from Moody's, our Projected Debt Service Coverage Ratio for the next four calendar quarters from such date of Distribution is expected to be at least 1.25 to 1, both as certified by us in an officer's certificate delivered to a responsible officer of the trustee provided that this shall not apply in the case of any Distribution made in the twelve months prior to the Final Maturity Date of Non Amortizing Notes if, after making such Distribution, the cash on hand of Iroquois and the expected Operating Cash Flow for the period commencing on the date of such Distribution and ending on the Final Maturity Date of such Non Amortizing Notes will be sufficient to enable Iroquois to make the Debt Service Payment due on such Final Maturity Date as certified by Iroquois in an officer's certificate delivered to a responsible officer of the trustee, and

         o after making such Distribution, our cash on hand and the expected Operating Cash Flow for the period commencing on the date of such Distribution and ending on the next scheduled Debt Service Payment Date (excluding cash on hand and expected Operating Cash Flow, if any, relied on in connection with satisfying the requirements of the proviso to (ii) of the third bullet point above) and amounts available under any working capital facility described under "Working Capital Facility" below to the next scheduled Debt Service Payment Date will be sufficient to enable us to make all of the payments of Senior Debt principal and interest falling due between the date of such Distribution and such Debt Service Payment Date, including the Debt Service Payment due on such date, excluding any principal and interest due on the Final Maturity Date of Non Amortizing Notes, the payment of which will be satisfied by expected Operating Cash Flow and cash on hand pursuant to the proviso to (ii) of the third bullet point above, as certified by us in an officer's certificate delivered to a responsible officer of the trustee.

         Existence/Prohibition on Fundamental Changes. We will not consolidate with or merge into, or convey, transfer or lease all or substantially all of our assets to, any person, unless

         o we are the continuing Person in any such merger or consolidation or the Person (if other than us) which is the continuing Person in any such merger or consolidation or which acquires all or substantially all of our assets is a corporation, partnership or trust organized under the laws of the United States or any state or the District of Columbia and expressly assumes our obligations under the notes and the indenture;

         o immediately after such transaction, we or such other person, as the case may be, are not in default in the performance of any covenants or conditions contained in the indenture or notes; and

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         o     there shall be No Ratings Downgrade as a result of such
               transaction.

         Limitation on Sale-Leaseback Transactions. We will not enter into any sale-leaseback transaction involving any of our Properties whether now owned or hereafter acquired, whereby we sell or transfer such Properties and then or thereafter lease such Properties or any part thereof or any other Properties which we intend to use for substantially the same purpose or purposes as the Properties sold or transferred.

         The foregoing restriction does not apply to any sale-leaseback transaction if (i) the lease secures or relates to industrial revenue or pollution control bonds issued in compliance with the "Limitations on Indebtedness" covenant above; or (ii) either the sale-leaseback transaction is in compliance with the eighth bullet point of the "Limitation on Liens" covenant, or we, within 6 months after the sale or transfer of any assets or Properties is completed, apply an amount not less than the net proceeds received from such sale in accordance with the first or second bullet point of the second paragraph of the "Limitation on Asset Sales" covenant described above.

         Limitation on Lines of Business and Investments. We will not, and will not permit our Subsidiaries to, engage or invest in any business activity other than:

         o the business contemplated by the Transaction Agreements and this prospectus;

         o activities associated with, or incidental to, the operation, maintenance or expansion of the Pipeline or the storage of natural gas;

         o activities associated with, or incidental to, (i) the processing or shipping of natural gas, (ii) the processing, shipping or storage of natural gas liquids, (iii) the installation, and leasing or rental, of fiber optic or similar cable or (iv) the construction or operation of facilities for the generation of electricity using waste heat from the Pipeline, in all such cases related to the operation of the Pipeline; or

         o activities (including investments) associated with, or intended to induce, the supply of gas for transportation on the Pipeline or the consumption of gas transported by the Pipeline;

provided that in no circumstance shall we engage or invest in, or permit our Subsidiaries to engage or invest in, (A) any business or activity related to the exploration and production of hydrocarbons or (B) any business or activity described in the third and fourth bullet points above that would cause our and our Subsidiaries' Consolidated Net Tangible Assets attributable to all our and their businesses and investments described in the third and fourth bullet points above to exceed 10% of the amount of our and our Subsidiaries' Consolidated Net Tangible Assets attributable to all our and their businesses and investments described in the first and second bullet points above.

         Limitation on Investments. We will not, directly or indirectly, make any Investment, other than Permitted Investments and Investments made with amounts from which we may otherwise have made Distributions in accordance with the "Limitations on Distributions" covenant above.

         Limitation on Transactions with Affiliates. Except as contemplated by any agreement between us and an Affiliate, our partner or an Affiliate of our partner in existence on the closing date of the offering of the old notes and any successor agreement, if at any time we enter into or become a party to any material agreement or arrangement with an Affiliate, our partner or an Affiliate

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of our partner, such agreement or arrangement shall be on terms no more favorable to the Affiliate, our partner or an Affiliate of our partner, as the case may be, than those that would be offered to parties that are not Affiliates, our partners or Affiliates of our partners.

         Abandonment. We will not voluntarily abandon the Pipeline or otherwise cease to pursue operations of the Pipeline for a period of more than 180 days.

Affirmative Covenants

         Maintenance of Existence.  We will at all times:

         o preserve and maintain in full force and effect our existence as a limited partnership under the laws of the State of Delaware and our qualification to do business in each other jurisdiction in which the conduct of our business requires such qualification except where the failure to so qualify could not reasonably be expected to have a Material Adverse Effect;

         o preserve and maintain all of our rights, privileges and franchises necessary for the construction, ownership and operation of the Pipeline in accordance with the Primary Agreements, except to the extent that failure so to preserve or maintain would not result in a Material Adverse Effect; and

         o comply in all respects with the provisions of the Primary Agreements, except to the extent that failure to comply would not result in a Material Adverse Effect. We will not amend our organizational documents in any manner that could reasonably be expected to have a Material Adverse Effect.

         Books and Records. We will keep proper books of records and accounts in which full, true and correct entries shall be made of all of our transactions in accordance with United States generally accepted accounting principles in the United States as in effect from time to time ("GAAP") and regulatory accounting principles in the United States and will allow the trustee to inspect such books of records and accounts from time to time upon reasonable notice.

         Enforcement of Primary Agreements. We will enforce all of our rights under, perform all actions required of us to comply with our obligations under, and maintain in full force and effect, the Primary Agreements, unless the failure to do so could not reasonably be expected to have a Material Adverse Effect.

         Financial Statements.  We will furnish to the trustee:

         o as soon as available, but in any event within 90 days after the end of each fiscal year our consolidated balance sheet at the end of such year and the related consolidated statements of income, our partners' equity and cash flows for such year, prepared in accordance with GAAP and audited by independent certified public accountants of recognized standing in the United States of America and setting forth in each case in comparative form the figures for the previous year;

         o within 90 days after the end of each fiscal year ending after the date hereof, an officer's certificate, stating whether or not to the best knowledge of the signers thereof we are in default in the performance and observance of any of the terms, provisions and conditions of the indenture (without regard to any period of grace or requirement of notice provided

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


               hereunder) and, if we are in default, specifying all such defaults and the nature and status thereof of which we may have knowledge;

         o concurrently with the delivery of the financial statements referred to above, we will calculate and deliver to the trustee the Debt Service Coverage Ratio for the calendar year (or portion thereof) most recently ended and the Projected Debt Service Coverage Ratio for the next succeeding calendar year along with reasonable details of such calculations; and

         o as soon as available, but in any event within 45 days after the end of the first three quarterly periods of each fiscal year, our unaudited consolidated balance sheet as of the end of each quarter and the related unaudited consolidated statements of income, our partners' equity and cash flows for such quarter and the portion of the fiscal year through the end of each such quarter, prepared in accordance with GAAP setting forth in comparative form the figures for the previous year and certified by our chief financial officer as being fairly stated in all material respects (subject to normal year-end audit adjustments).

         Notices. Promptly upon obtaining knowledge thereof, we will give notice to the trustee of any Default or Event of Default, together with a description of any action being taken or proposed to be taken with respect thereto.

         Maintenance of Rating. We will furnish to each of S&P and Moody's then rating the notes the information referred to under "Financial Statements" and "Other Information" above, together with such other information as such rating agency may reasonably request in order to enable such rating agency to continue to rate the notes.

         Maintenance of Properties. We will cause the Pipeline to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in our judgment may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times.

         Payment of Notes. We will pay the principal of, premium, if any, and interest on the notes on the dates and in the manner provided in the notes and in the indenture. An installment of principal, premium, if any, or interest shall be considered paid on the date due if the trustee or paying agent (other than us or any Affiliate) holds on that date money designated for and sufficient to pay the installment. If we or any Affiliate acts as paying agent, an installment of principal, premium, if any, or interest shall be considered paid on the due date. Upon any bankruptcy or reorganization procedure relative to us, the trustee shall serve as the paying agent, if any, for the notes.

         We will pay interest on overdue principal and premium, if any, and interest on overdue installments of interest, to the extent lawful, at the rate per annum of 2% above the interest rate on the respective notes.

         Maintenance of Insurance. We will provide or cause to be provided, for ourself, insurance (including appropriate self-insurance) against loss or damage of the kinds customarily insured against by companies similarly situated and owning like properties, including, but not limited to, products liability insurance and public liability insurance, with reputable insurers or with the government of the United States, or an agency or instrumentality thereof, in such amounts, with such deductibles and by such

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

methods as shall be customary for companies similarly situated in the industry in which we are then conducting business.

         Reports to the SEC and Reports to Holders. At all times from and after the earlier of (i) the date of the commencement of an exchange offer or the effectiveness of the shelf registration statement and (ii) the date that is six months after the closing date of the offering of the old notes, in either case, whether or not we are then required to file reports with the SEC, we will file with the SEC all such reports and other information as it would be required to file with the SEC by Section 13(a) or 15(d) under the Exchange Act if it were subject thereto and as if it was a United States issuer. We will supply the trustee and each Holder or shall supply to the trustee for forwarding to each such Holder together with written directions to forward such reports to such Holder, without cost to such Holder, copies of such reports and other information. In addition, at all times prior to the earlier of the date of the registration with the SEC and the date that is six months after the closing date of the offering of the old notes, we will, at our cost, deliver to each Holder of notes quarterly and annual reports substantially equivalent to those which would be required by the Exchange Act. In addition, at all times prior to the registration with the SEC, upon the request of any Holder or any prospective purchaser of the notes designated by a Holder, we will supply to such Holder or such prospective purchaser the information required under Rule 144A under the Securities Act.

         Payment of Taxes and Other Claims. We will pay or discharge and shall cause each of our Subsidiaries to pay or discharge, or cause to be paid or discharged, before the same shall become delinquent (i) all material taxes, assessments and governmental charges levied or imposed upon (a) us or any such Subsidiary, (b) the income or profits of any such Subsidiary which is a corporation or (c) our property or the property of any such Subsidiary and (ii) all material lawful claims for labor, materials and supplies that, if unpaid, might by law become a lien upon our property or the property of any such Subsidiary; provided that we will not be required to pay or discharge, or cause to be paid or discharged, any such tax, assessment, charge or claim the amount, applicability or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established.

         Maintenance of All Rights to All Pipeline Related Property. We will maintain all rights to all Pipeline related property unless the failure to do so will not have a Material Adverse Effect.

         Restrictions on the Establishment of Subsidiaries. We will have no Subsidiaries except for Subsidiaries which are limited to the lines of business set forth above in "Limitations on Lines of Business and Investments." We will not permit our Subsidiaries to Incur Indebtedness except for Nonrecourse Indebtedness and Indebtedness which is guaranteed by us, provided that we are permitted to Incur such Indebtedness in accordance with the "Limitations on Indebtedness" covenant described above.

         Compliance with Laws and Regulations. We will, and will cause our Subsidiaries to, comply with all laws, ordinances, government rules, regulations, or court decrees to which our property or assets may be subject, except where failure to comply would not result in a Material Adverse Effect.

         Permits; Approvals. We will, and will cause our Subsidiaries to, possess all licenses, certificates, authorizations and permits issued by federal, state or foreign regulatory bodies which are necessary or desirable for the ownership of our property or our Subsidiaries' properties or the conduct of our business or our Subsidiaries' businesses as so conducted, except where failure to possess such licenses, certificates, authorization or permits would not have a Material Adverse Effect.

         Working Capital Facility. We will maintain a working capital facility in the amount of at least $10 million with a Working Capital Lender. We are required to repay all amounts borrowed under the facility on at least one occasion in each year.

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Events of Default and Remedies Under the Indenture

         Certain Events. The following events constitute "Events of Default" under the indenture with respect to the notes:

         o we fail to pay any principal or premium, if any, or interest or Liquidated Damages, if any, on any note when the same becomes due and payable, whether at Stated Maturity or required prepayment or by acceleration or otherwise and such failure to pay continues for a period of 5 days;

         o we (i) fail to be in compliance with the "Existence/Prohibition on Fundamental Changes" covenant; (ii) fail to comply with the "Limitation on Liens" covenant; or (iii) fail to comply with the "Limitations on Distributions" covenant;

         o we fail to perform or observe any of our obligations or covenants (other than covenants described in the second bullet point above) contained in the indenture (or in any modification or supplement hereto), and such failure has resulted in a Material Adverse Effect and such failure shall continue uncured for 30 or more days;

         o any representation, warranty or certification in the indenture by us or in any certificate furnished to the trustee pursuant to the provisions of the indenture shall prove to have been false as of the time made or furnished in any material respect and such misrepresentation has resulted in a Material Adverse Effect and shall continue uncured for 30 or more days;

         o we default in the payment when due (after any applicable grace period) of any principal of or interest on any of our other Indebtedness aggregating $10 million or more; or any event specified in any note, agreement, indenture or other document evidencing or relating to any such Indebtedness shall occur if the effect of such event is to cause, or (with the giving of any notice or the lapse of time or both) to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, such Indebtedness to become due, or to be prepaid in full (whether by redemption, purchase, offer to purchase or otherwise), prior to its stated maturity and such event is not cured or waived pursuant to the terms of such Indebtedness or such Indebtedness is accelerated prior to the end of any related cure period;

         o a court having jurisdiction in the premises enters a decree or order for (i) relief in respect of us or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of us or any Significant Subsidiary or for all or substantially all of our Property or, of any Significant Subsidiary or (iii) the winding up or liquidation of our affairs or, any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

         o we or any Significant Subsidiary (i) commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of us or any Significant Subsidiary or for all or

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

               substantially all of our property and assets or any Significant Subsidiary or (iii) effects any general assignment for the benefit of creditors;

         o a final judgment or judgments for the payment of money in excess of $10 million in the aggregate shall be rendered by one or more courts, administrative tribunals or other bodies having jurisdiction over us and the same shall not be discharged (or provision shall not be made for such discharge), or a stay of execution thereof shall not be procured, within 60 days from the date of entry thereof and we shall not, within said period of 60 days, or such longer period during which execution of the same shall have been stayed, appeal therefrom and cause the execution thereof to be stayed during such appeal; or

         o (i) we file with FERC for the abandonment of the Pipeline, (ii) FERC shall issue a final, non-appealable order for the abandonment of the Pipeline, or (iii) we shall otherwise abandon the Pipeline.

         o any other Event of Default provided in a Series Supplemental Indenture or provided in a management committee resolution under which a series of notes is issued.

         Any partner shall have the right, but not the obligation, to cure any payment default in the first, fifth or eighth bullet point above within the respective grace period set forth in such clauses, and, if such payment default is cured, such payment default shall not constitute an Event of Default under the indenture.

         Enforcement of Remedies. If an Event of Default with respect to the notes (other than an Event of Default described in the sixth or seventh bullet point under "-- Certain Events" above) occurs, then in every such case the trustee or the Holders of not less than 25% in principal amount of the Outstanding notes may declare the unpaid principal amount (including any premium) of all the notes to be due and payable immediately, by a notice in writing to us (and to the trustee, if given by Holders), and upon any such declaration such principal amount (and premium) shall become immediately due and payable. Upon the occurrence and continuation of an Event of Default described in the sixth or seventh bullet point under "-- Certain Events" above, the principal amount of all the notes (including any premium) shall automatically, and without any declaration or other action on the part of the trustee or any Holder, become immediately due and payable.

         At any time after such a declaration of acceleration with respect to the notes has been made and before a judgment or decree for payment of the money due has been obtained by the trustee as provided in the indenture, the Holders of a majority in principal amount of the Outstanding notes of each series experiencing such Event of Default, by written notice to us and the trustee, may rescind and annul such declaration and its consequences (which rescission shall not affect any subsequent default or impair any right consequent thereon) if:

         o there has been paid or deposited with the trustee a sum sufficient to pay

               (i) all overdue interest on the notes of each series experiencing such Event of Default,

               (ii) the principal of (and premium, if any, on) any notes which have become due otherwise than by such declaration of acceleration and any interest thereon at the rate or rates prescribed therefor in the notes,

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


               (iii) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in the notes, and

               (iv) all sums paid or advanced by the trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel, and

         o all Events of Default with respect to the notes, other than the non-payment of the principal of the notes which have become due solely by such declaration of acceleration, have been cured or waived by the Holders of not less than a majority in principal amount of Outstanding notes of each series experiencing such Event of Default as provided in the indenture.

         Control by Holders. The Holders of a majority in principal amount of the Outstanding notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the notes, provided that: (i) such direction shall not be in conflict with any rule of law or with the indenture and would not involve the trustee in personal liability and (ii) the trustee may take any other action deemed proper by the trustee which is not inconsistent with such direction.

Amendments and Supplements

         We and the trustee may amend or supplement the indenture without the consent of the Holders for certain specified purposes, including among others for any of the following purposes:

         o     to evidence the succession of another entity to us;

         o to add to our covenants or to surrender any right or power conferred in the indenture upon us;

         o     to add any additional Events of Default;

         o to add to, change or eliminate any provisions of the indenture in respect of one or more series of notes issued thereunder, provided that any such addition, change or elimination (i) shall neither (a) apply to notes issued thereunder created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (b) modify the rights of any holder of such notes with respect to such provision or (ii) shall become effective only when there are no such notes Outstanding;

         o     to secure the notes issued under the indenture; and

         o to evidence and provide for the acceptance of appointment by a successor trustee with respect to any series of notes.

         With the consent of the Holders of not less than a majority in principal amount of the Outstanding notes issued under the indenture of each series affected by such supplemental indenture, we and the trustee may amend or supplement the indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of modifying in any manner the rights of the Holders of notes of any series issued thereunder; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding note affected thereby:

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

         o change the Stated Maturity of the principal of, or any installment of principal of or rate of interest on, any note issued thereunder, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof;

         o reduce the percentage in principal amount of the Outstanding notes of any series issued thereunder, the consent of whose Holders is required for any amendment, supplement or waiver; or

         o modify any of the provisions of the sections of the indenture concerning supplemental indentures or waivers of past defaults.

         A supplemental indenture that changes or eliminates any covenant or other provision of the indenture which has expressly been included solely for the benefit of one or more particular series of notes issued thereunder, or which modifies the rights of the Holders of notes of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the indenture of the Holders of notes of any other series.

Satisfaction and Discharge of the Indenture

         The indenture shall upon our written request cease to be of further effect (except as to (1) any surviving rights of registration of transfer or exchange of notes of any series issued thereunder expressly provided for therein and (2) our obligations with respect to any notes for whose payments money has been deposited in trust as set forth in "Defeasance and Discharge" below), and the trustee shall execute instruments acknowledging satisfaction and discharge of the indenture, when:

         o either (i) all notes issued under the indenture theretofore authenticated and delivered (other than (a) notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in the indenture and (b) notes for whose payment money has been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from such trust, as provided in the indenture) have been delivered to the trustee for cancellation or (ii) all such notes not theretofore delivered to the trustee for cancellation (a) have become due and payable, (b) will become due and payable at their Stated Maturity within one year, or (c) are to be called for redemption within one year under arrangements satisfactory to the trustee and us, in the case of (a), (b) or (c) described in clause (ii) above, has deposited or caused to be deposited with the trustee in trust for such purpose money in an amount sufficient to pay and discharge the entire indebtedness on such notes, for principal and any premium and interest to the date of such deposit (in the case of notes which have become due and payable) or to the Stated Maturity or redemption date, as the case may be;

         o we have paid or caused to be paid all other sums payable thereunder by us; and

         o we have delivered to the trustee an officer's certificate and an opinion of counsel each stating that all conditions precedent provided in the indenture with respect to the satisfaction and discharge of the indenture have been complied with.

Defeasance

         Defeasance and Discharge. The indenture will provide that we will be deemed to have paid and will be discharged from any and all obligations in respect of the notes on the 123rd day after the deposit referred to below, and the provisions of the indenture will no longer be in effect with respect to the notes

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


(except for, among other matters, certain obligations to register the transfer or exchange of the notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold monies for payment in trust) if:

         o we have deposited with the trustee, in trust, money and/or United States Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the indenture and the notes,

         o we have delivered to the trustee (i) either (a) an opinion of counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of our option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which opinion of counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the closing date of the offering of the old notes such that a ruling is no longer required or (b) a ruling directed to the trustee received from the Internal Revenue Service to the same effect as the aforementioned opinion of counsel and (ii) an opinion of counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law,

         o immediately after giving effect to such deposit on a pro forma basis, no Default or Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries is bound, and

         o if at such time the notes are listed on a national securities exchange, we have delivered to the trustee an opinion of counsel to the effect that the notes will not be delisted as a result of such deposit, defeasance and discharge.

         Defeasance of Certain Covenants and Certain Events of Default. The indenture further will provide that certain customary covenants and Events of Default will no longer be in effect upon, among other things, the deposit with the trustee, in trust, of money and/or United States Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the indenture and the notes, the satisfaction of the provisions described in (iii) of the second, third and fourth bullet points in "Defeasance and Discharge" above and the delivery by us to the trustee of an opinion of counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

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


Nature of Recourse on the Exchange Notes

         Payments of principal of, premium, if any, and interest on the exchange notes will be solely our obligations. No recourse shall be had in the event of any non-performance by our partnership of any such obligations to any assets or properties of our partners or any of our partners or any Affiliate of any of our partners or of us or any partner, incorporator, officer, director or employee thereof.

Trustee

         There shall at all times be one trustee under the indenture, which shall be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least US $1 billion and having outstanding debt which is rated "A2" by Moody's and "A" by S&P (or such similar equivalent rating) or higher, subject to supervision or examination by Federal or State authority. We agree to indemnify and hold harmless the trustee in connection with the acceptance or administration of the trust or trusts under the indenture or in connection with the exchange notes, except for liability which results from the negligence or bad faith on the part of the trustee.

         The trustee may resign at any time by giving us written notice. The trustee may be removed at any time by act of the Holders of a majority in principal amount of the Outstanding notes, delivered to the trustee and to us. We may remove the trustee if at any time (i) the trustee shall cease to be eligible under the terms of the indenture, (ii) the trustee shall be incapable of acting, or (iii) upon certain events of insolvency with respect to the trustee. We shall give notice of each resignation and removal of the trustee and each appointment of a successor trustee to all Holders.

Information Available to Noteholders

         We are obligated to provide to the trustee, among other things, (i) quarterly unaudited and annual audited financial statements, (ii) notices of any Event of Default or Default under the indenture and (iii) copies of any amendment or supplement to any Primary Agreement that would reasonably be expected to have a Material Adverse Effect.

Certain Definitions

         "Additional Senior Indebtedness" means Indebtedness of Iroquois for borrowed money Incurred after the closing date of the offering of the old notes and ranking pari passu in right of payment with all other Senior Debt.

         "Affiliate" of a specified Person means any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified, or who holds or beneficially owns 10% or more of the equity interest in the Person specified or 10% or more of any class of voting securities of the Person specified.

         "Affiliate Subordinated Debt" means unsecured Indebtedness of Iroquois held by any Affiliates, any Partner or an Affiliate of any Partner and subordinated to the Senior Debt.

         "Asset Sale" means any sale, transfer, sale-leaseback transaction or other disposition (excluding a merger or consolidation which is in compliance with the "Existence/Prohibition on Fundamental Changes" covenant) in one transaction or a series of related transactions by Iroquois to any Person of (i) all or any of the Capital Stock of any Subsidiary, (ii) all or substantially all of the property and assets of an operating unit or business of ours or any of our Subsidiaries or (iii) any other property and assets of

Iroquois outside the ordinary course of our business that is not governed by the provisions of the indenture applicable to mergers, consolidations and sales of our assets; provided that "Asset Sale" shall not include (a) sales or other dispositions of inventory, receivables and other current assets, (b) Distributions permitted to be made under the "Limitations on Distributions" covenant, or (c) sales or other dispositions of assets which constitute (i) redundant, obsolete or worn-out property, tools or equipment no longer used or useful in our business and any inventory or other property sold or disposed of in the ordinary course of business and on ordinary business terms and (ii) dispositions contemplated by the Primary Agreements or replacement or successor agreements.

         "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, outstanding on the closing date of the old notes, including, without limitation, all partnership interests, common stock and preferred stock.

         "Capitalized Lease Obligations" means, for any Person, all obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) Property to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under regulatory accounting principles, and, for purposes herein, the amount of such obligations shall be the capitalized amount thereof, determined in accordance with GAAP.

         "Catastrophic Loss" means an Event of Loss with respect to the Pipeline for which the total Loss Proceeds payable in respect of the lost or damaged Property are greater than $100,000,000.

         "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement, the counterparty to which has capital, surplus and undivided profits aggregating in excess of $250 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A2" by Moody's and "A" by S&P ( or such similar equivalent rating) or higher.

         "Debt Service Coverage Ratio" means, for any period, the ratio of (a) Operating Cash Flow for such period to (b) Mandatory Debt Service for such period.

         "Debt Service Payment" means the sum of interest, principal, premium, if any, and liquidated damages pursuant to the registration rights agreement, if any, with respect to the Outstanding notes payable on each Debt Service Payment Date.

         "Debt Service Payment Date" means, with respect to the notes of any series, the debt service payment dates specified in the Series Supplemental Indenture or management committee resolution and officer's certificate issued pursuant thereto, commencing on the date specified therein and ending on the date each of the notes or the indenture is satisfied and discharged pursuant to the indenture.

         "Default" means any event or circumstance which with notice or lapse of time or both would become an Event of Default.

         "Distribution" means all partnership distributions of Iroquois (in cash, property of Iroquois or obligations) or other payments or distributions on account of, or the purchase, redemption, retirement or other acquisition by Iroquois of, any portion of any partnership interest in Iroquois, and any payments on Affiliate Subordinated Debt.

         "Event of Default" means the events listed on "Events of Default and Remedies Under the Indenture -- Certain Events" above.

         "Event of Loss" means an event which causes all or a portion of the Pipeline to be damaged, destroyed or rendered unfit for normal use for any reason whatsoever, including, without limitation, any compulsory transfer or taking or transfer under threat of compulsory transfer or taking of any material part of the Pipeline by any Government Instrumentality.

         "Fair Market Value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the management committee, whose determination shall be conclusive if evidenced by a management committee resolution.

         "Final Maturity Date" means, with respect to any note or any installment of principal thereof or interest thereon, as at any date of determination, the latest date specified in such note as the fixed date on which the principal of such note or such installment of principal or interest is due and payable of any note then Outstanding.

         "Government Instrumentality" of any country means such country and its government and any ministry, department, political subdivision, instrumentality, agency, corporation or commission under the direct or indirect control of such country.

         "Guarantee Obligations" means as to any Person (the "guaranteeing person"), any obligation of (a) the guaranteeing person or (b) another Person (including, without limitation, any bank under any letter of credit) to induce the creation of which the guaranteeing person has issued a reimbursement, counter indemnity or similar obligation, in either case guaranteeing or in effect guaranteeing any Indebtedness, leases, dividends or other obligations (the "primary obligations") of any other third Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of the guaranteeing person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, however, that the term Guarantee Obligation shall not include (y) endorsement of instruments for deposit or collection in the ordinary course of business or obligations to reimburse or indemnify a provider of surety or performance bonds incurred in the ordinary of business or (z) obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in the first, second, fifth or sixth bullet point of the definition of "Indebtedness") entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed on later than the third business day following receipt by such Person of a demand for reimbursement).

         "Holders" means the registered owners of the notes as shown on the Security Register maintained for that purpose.

         "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

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


         "Indebtedness" means, with respect to any Person at any date of determination (without duplication):

         (i)    all indebtedness of such Person for borrowed money;

         (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

         (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (i) or (ii) above or (v), (vi) or (vii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement);

         (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

         (v)    all Capitalized Lease Obligations;

         (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness;

         (vii)  all Guarantee Obligations; and

         (viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements

         The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided that
(A) the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP, (B) money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be "Indebtedness" so long as such money is held to secure the payment of such interest and (C) Indebtedness shall not include any liability for federal, state, local or other taxes.

         "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement, the counterparty to which has capital, surplus and undivided profits aggregating in excess of $250 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A2" by Moody's and "A" by S&P (or such similar equivalent rating) or higher.

         "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of Iroquois or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person.

         "Lien" means, with respect to any Property, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such Property. For purposes herein, a Person shall be deemed to own subject to a Lien any Property that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement (other than an operating lease) relating to such Property.

         "Liquidated Damages" means all liquidated damages then owing pursuant to a registration rights agreement relating to notes.

         "Loss Proceeds" means all net proceeds from an Event of Loss, including, without limitation, condemnation proceeds and insurance proceeds or other amounts actually received on account of an event which causes all or a substantial portion of the Pipeline to be damaged, destroyed or rendered unfit for normal use, provided, however, solely for purposes of calculating a Material Loss or Catastrophic Loss, proceeds of delayed opening or business interruption insurance shall not be included.

         "Make-Whole Premium" means,

         (a) with respect to all of the notes of any series to be redeemed, an amount calculated as of the date set for the redemption of the notes (the "redemption date") as follows:

               (i) the average life of the remaining scheduled payments of principal in respect of the outstanding notes of such series (the "Remaining Average Life") shall be calculated as of the redemption date;

               (ii) the yield to maturity shall be calculated for the United States Treasury security having a maturity as close as practicable to the Remaining Average Life and trading in the secondary market at the price closest to par (the "Primary Issue");

               (iii) the discounted present value of the then remaining
                     scheduled payments of principal and interest (but excluding that portion of any scheduled payment of interest that is actually due and paid on the redemption date) in respect of the Outstanding notes of such series shall be calculated as of the redemption date using a discount factor equal to the sum of (a) the yield to maturity for the Primary Issue, plus (b) 35 basis points; and

               (iv) the amount of premium in respect of notes of such series to be redeemed shall be an amount equal to (a) the discounted present value of such notes to be redeemed determined in accordance with clause (iii) above minus (b) the unpaid principal amount of such notes on the redemption date; provided, however, that the premium shall not be less than zero; and

         (b)   with respect to any security, the amount obtained by multiplying
               (i) the aggregate Make-Whole Premium determined as set forth above by (ii) the ratio of the Outstanding

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


               principal amount of such note on the redemption date to the aggregate Outstanding principal amount of all notes of such series on the redemption date.

         "Mandatory Debt Service" means, for any period, the sum of all scheduled interest, premium, if any, and principal due and payable during such period in respect of all Indebtedness of Iroquois; provided that fees, including any consent fees, payable in connection with the issuance of any Additional Senior Indebtedness shall be excluded.

         "Material Adverse Effect" means a material adverse effect on (a) the ability of Iroquois to perform its obligations under the indenture, (b) the material rights and remedies of any Senior Parties under the Senior Debt Agreements, or (c) the timely payments of any principal or interest on any of the Senior Debt.

         "Material Loss" means an Event of Loss with respect to the Pipeline for which the total Loss Proceeds payable in respect of the lost or damaged Property are more than $10,000,000 and equal to or less than $100,000,000.

         "Net Cash Proceeds" means (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of Iroquois and its Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by Iroquois or any Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and
(b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

         "Non Amortizing Notes" means any series of notes with (a) a fixed term at the time of issue of five years or longer and (b) scheduled payment terms providing for 35% or more of the initial principal amount of such notes to become due and payable on the Final Maturity Date of such notes.

         "Nonrecourse Indebtedness" means Indebtedness as to which the holder thereof shall have no recourse with respect to the non-performance of the obligations of the debtor or obligor under such Indebtedness to make payments of principal of, premium, if any, and interest on such Indebtedness against any Person other than such debtor or obligor, including, but not limited to Iroquois, and any such Indebtedness shall specifically so state.

         "No Ratings Downgrade" means that the ratings on the notes are reaffirmed after consideration of a proposed applicable event as being equal to or higher than the then current rating on the notes, no earlier than 60 days prior to the proposed applicable event, by both of Moody's and S&P.

         "Offer to Purchase" means an offer to purchase notes by Iroquois from the Holders commenced by mailing a notice to the trustee and each Holder stating:

         (i) the covenant pursuant to which the offer is being made and that all notes validly tendered will be accepted for payment on a pro rata basis;

         (ii) the purchase price and the date of purchase (which shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date");

         (iii) that any note not tendered will continue to accrue interest pursuant to its terms;

         (iv) that, unless Iroquois defaults in the payment of the purchase price, any note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

         (v) that Holders electing to have a note purchased pursuant to the Offer to Purchase will be required to surrender the note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the note completed, to the paying agent at the address specified in the notice prior to the close of business on the business day immediately preceding the Payment Date;

         (vi) that Holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the third business day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of notes delivered for purchase and a statement that such Holder is withdrawing his election to have such notes purchased; and

         (vii) that Holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered; provided that each note purchased and each new note issued shall be in a principal amount $1,000 or integral multiples thereof and further provided that if a global note is purchased in part, the new global note shall be in a denomination equal to the principal amount of the unpurchased portion of the global note.

         On the Payment Date, Iroquois shall (i) accept for payment on a pro rata basis notes or portions thereof tendered pursuant to an Offer to Purchase;
(ii) deposit with the paying agent money sufficient to pay the purchase price of all notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the trustee all notes or portions thereof so accepted together with an officers' certificate specifying the notes or portions thereof accepted for payment by Iroquois. The paying agent shall promptly wire to the Holders of notes so accepted payment in an amount equal to the purchase price, and the trustee shall promptly authenticate and mail to such Holders a new note equal in principal amount to any unpurchased portion of the note surrendered; provided that each note purchased and each new note issued shall be in a principal amount of $1,000 or integral multiples thereof. Iroquois will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The trustee shall act as the paying agent for an Offer to Purchase. Iroquois will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that Iroquois is required to repurchase notes pursuant to an Offer to Purchase.

         "Operating Agreement" means the amended and restated operating agreement dated as of February 28, 1997, between Iroquois Pipeline Operating Company and Iroquois and any successor.

         "Operating Cash Flow" means, for any period, the excess, if any, of (a) all Revenues received during such period over (b) all Operating Expenses paid during such period other than any nonrecurring Operating Expenses incurred in connection with the issuance or retirement of any Senior Debt.

         "Operating Expenses" means, for any period, the sum, computed without duplication, of all cash operating and maintenance expenses and required reserves in respect of such expenses of Iroquois including, without limitation:

         o expenses of administering and operating the Pipeline and of maintaining it in good repair and operating condition payable by us during such period;

         o direct operating and maintenance costs of the Pipeline (including, without limitation, all payments due and payable under the Operating Agreement and any ground leases and excluding any necessary maintenance-level capital expenditures which are not fully recoverable within one year) payable by us during such period;

         o     insurance costs payable by us during such period;

         o sales and excise taxes payable by us with respect to the transportation of natural gas during such period;

         o     franchise taxes payable by Iroquois during such period;

         o federal, state and local income taxes payable by Iroquois during such period;

         o costs and fees attendant to the obtaining and maintaining in effect the government approvals payable by Iroquois during such period; and

         o legal, accounting and other professional fees attendant to any of the foregoing items payable by Iroquois during such period. Operating Expenses excludes, to the extent otherwise included, depreciation for such period.

         "Outstanding" means, with respect to notes, as of the date of determination, all notes authenticated and delivered under the indenture, except:

         o notes canceled by the trustee or delivered to the trustee for cancellation;

         o notes for whose payment or redemption money in the necessary amount has been deposited with the trustee or any paying agent in trust or set aside and segregated in trust by Iroquois (if Iroquois shall act as its own paying agent) for the Holders of such notes; provided that, if such notes are to be redeemed, notice of such redemption has been duly given pursuant to the indenture or provision therefor satisfactory to the trustee has been made;

         o     notes as to which defeasance has been effected; and

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         o     mutilated, lost or stolen notes which have been paid or in exchange for or in lieu of which other notes have been authenticated and delivered pursuant to the indenture, other than any such notes in respect of which there shall have been presented to the trustee proof satisfactory to it that such notes are held by a bona fide purchaser in whose hands such notes are valid obligations of Iroquois;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding notes have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action hereunder as of any date, (A) the principal amount of an original issue discount security which shall be deemed to be Outstanding shall be the amount of the principal thereof which would be due and payable as of such date upon acceleration of the maturity thereof to such date pursuant to the indenture, (B) if, as of such date, the principal amount payable at the stated maturity of a note is not determinable, the principal amount of such note which shall be deemed to be Outstanding shall be the amount as specified or determined under the indenture, (C) the principal amount of a note denominated in one or more foreign currencies or currency units which shall be deemed to be Outstanding shall be the U.S. dollar equivalent, determined as of such date in the manner provided in the indenture, of the principal amount of such note (or, in the case of a note described in clause (A) or (B) above, of the amount determined as provided in such clause), and (D) notes owned by Iroquois or any other obligor upon the notes or any Partner, or any Affiliate of Iroquois or any Partner or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only notes which the trustee knows to be so owned shall be so disregarded. Notes so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the trustee the pledgee's right so to act with respect to such notes and that the pledgee is not Iroquois or any other obligor upon the notes or any affiliate of Iroquois or of such other obligor.

         "Partner" means any partner under the Partnership Agreement.

         "Partnership Agreement" means the amended and restated limited partnership agreement, dated February 28, 1997, among the Partners.

         "Permitted Investments" means:

         o     any Temporary Cash Investment;

         o loans and advances to officers and employees of Iroquois or any of its Subsidiaries in an aggregate principal amount at any time outstanding not exceeding $2 million;

         o any Interest Rate Agreement entered and Currency Agreements into in the ordinary course of business and not for speculative purposes;

         o Investments existing on the closing date of the offering of the old notes and set forth on Schedule 1.1 to the indenture and any extensions, renewals or reinvestments thereof, so long as the aggregate amount of all Investments pursuant thereto is not increased at any time above the aggregate amount of such Investments existing on the date of the indenture;

         o Investments representing Capital Stock or obligations issued to Iroquois or any of its Subsidiaries in settlement of claims against any other Person by reason of a composition or readjustment of debt or a reorganization of any debtor of Iroquois or any Subsidiary;



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         o     Investment acquired by Iroquois or any of its Subsidiaries in connection with any Asset Sale permitted under the indenture to the extent such Investments are non-cash proceeds;

         o Investments consisting of extension of trade credit or security deposits made in the ordinary course of business; and

         o Investments in businesses or activities permitted under "Limitation on Lines of Business and Investments" above provided that such Investment is funded entirely and specifically by a capital contribution to Iroquois by its partners in accordance with the Partnership Agreement.

         "Person" means any natural person, corporation, partnership, firm, association, Government Instrumentality, or any other entity whether acting in an individual, fiduciary or other capacity.

         "Pipeline" means the 375 mile, mainline interstate pipeline facilities extending from the United States - Canada border at Waddington, New York, to South Commack, Long Island, New York together with all appurtenant facilities and any future expansions or extensions of these facilities.

         "Primary Agreements" means the Transportation Agreements, the Shipper Guarantees and the Operating Agreement and all succeeding agreements thereto.

         "Projected Debt Service Coverage Ratio" means, at any time of determination thereof, a projection of the Debt Service Coverage Ratio for a period which includes, or consists entirely of, future periods, prepared by Iroquois in good faith based upon assumptions believed by Iroquois to be reasonable.

         "Property" means any right or interest in or to assets or property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible.

         "Pro Rata Portion" means, with respect to Loss Proceeds (or any other amount), as of any date, an amount equal to the product of such Loss Proceeds (or other amount) multiplied by a fraction, (x) the numerator of which shall equal the principal amount of the Outstanding notes and (y) the denominator of which shall equal the sum of (i) the principal amount of the Outstanding notes and (ii) the outstanding principal amount of all other Senior Debt at such date (including, with respect to the new credit agreement, (a) the total revolving credit commitment at such date (or if then terminated, the outstanding principal amount of the revolving credit loans), and (b) the outstanding principal amount of the term loans).

         "Redemption Price" means the price to be paid by Iroquois for the notes that are redeemed under Section 3.2 or Section 3.3 of the indenture.

         "Regular Record Date", for the Stated Maturity of any installment of principal of any note of a series, or payment of interest thereon, means the 15th day (whether or not a business day) next preceding such Stated Maturity, or any other date specified for such purpose in the form of the note of such series attached to the management committee resolution or Series Supplemental Indenture relating to such series.

         "Revenues" means all revenues accruing to us, calculated in accordance with GAAP. "Revenues" shall include all cash distributions made to us by our Subsidiaries which are not subject to repayment by law or by contract and shall exclude all revenues accruing to such Subsidiaries that are not so distributed.

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         "Security Register" means any register which Iroquois shall cause to be kept the corporate trust office of the trustee (and in any other office or agency of Iroquois in a place of payment) in which, to such reasonable regulations as it may prescribe, Iroquois provides for the registration of notes and of transfers and exchanges of notes.

         "Senior Debt" means Indebtedness in respect of the notes and the new credit agreement and any Additional Senior Indebtedness.

         "Senior Debt Agreements" means all agreements, documents and instruments evidencing and/or securing the Senior Debt or pursuant to which Senior Debt is issued.

         "Senior Parties" means the Persons that have extended, or that are obliged to extend, credit to Iroquois pursuant to the Senior Debt Agreements and any agent, trustee or similar representative of any such persons appointed pursuant to any Senior Debt Agreement, including the trustee.

         "Series Supplemental Indenture" shall mean an indenture supplemental to the indenture entered into by Iroquois and the trustee for the purpose of establishing, in accordance with the indenture, the title, form and terms of the notes of any series; "Series Supplemental Indentures" shall mean each and every Series Supplemental Indenture.

         "Shipper Guarantees" means those agreements providing financial and performance guarantees to Iroquois on behalf of certain shippers under firm reserved transportation service contracts.

         "Significant Subsidiary" means IPOC (or any successor operator of the Pipeline) and any of our Subsidiaries which meet any of the following conditions:

         o Our and our other Subsidiaries' investments in and advances to such Subsidiary exceed 10% of our total assets and our Subsidiaries' total assets consolidated as of the end of the most recently completed fiscal year; or

         o Our and our other Subsidiaries' proportionate share of the total assets (after intercompany eliminations) of such Subsidiary exceeds 10% of our total assets and our Subsidiaries' total assets consolidated as of the end of the most recently completed fiscal year; or

         o Our and our other Subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of such Subsidiary exceeds 10% of such of our income and of our Subsidiaries consolidated for the most recently completed fiscal year.

         "Stated Maturity" means when used with respect to any note or any installment of principal thereof or interest thereon, the date specified in such note as the fixed date on which the principal of such note or such installment of principal or interest is due and payable.

         "Subsidiary" means, with respect to any Person, any corporation, partnership or other entity of which at least a majority of the securities or other ownership interests having by the terms thereof ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions of such corporation, partnership or other entity (irrespective of whether or not at the time securities or other ownership interests of any other class or classes of such corporation, partnership or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

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

         "Temporary Cash Investment" means any of the following:

         (i) direct obligations of the United States of America or Canada or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or Canada or any agency thereof;

         (ii) time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America or any state thereof, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $250 million and has outstanding debt which is rated "A2" by Moody's and "A" by S&P (or such similar equivalent rating) or higher or any money-market fund having assets in excess of $250 million consisting of obligations described in this clause sponsored by a registered broker dealer or mutual fund distributor;

         (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank or trust company meeting the qualifications described in clause (ii) above;

         (iv) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of Iroquois) organized and in existence under the laws of the United States of America or any state thereof with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P; and

         (v) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or at least "A2" by Moody's.

         "Total Capitalization" means, as of any date, the sum of (a) the Indebtedness of Iroquois on such day plus (b) all amounts that would be shown as Partners' equity on a balance sheet of Iroquois as of such date prepared in accordance with GAAP.

         "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

         "Transaction Agreements" means, collectively, the Senior Debt Agreements and the Primary Agreements.

         "Transportation Agreements" means the contracts between us and our shippers for transportation services on our pipeline which may be firm transportation service contracts that are long-term (multi-year) or short-term (less than one year) or interruptible transportation service contracts.

         "United States Government Obligations" means direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof.

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


         "Working Capital Lender" means a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $500 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A2" by Moody's and "A" by S&P (or such similar equivalent rating) or higher.

                       DESCRIPTION OF CERTAIN INDEBTEDNESS

Old Notes

         On May 30, 2000, we issued $200.0 million aggregate principal amount of the old notes. For a description of the material terms of the old notes, see "Description of the Exchange Notes."

Senior Credit Facility

         Simultaneously with the closing of the offering of the old notes, we entered into a new credit agreement with the lenders named therein, The Chase Manhattan Bank, as Agent, and Chase Securities Inc., as Lead Arranger. The new credit agreement consists of (i) a $200 million 9-year term loan facility and
(ii) a $10 million 364-day revolving credit facility subject to certain conditions. Under the terms of the new credit agreement, the term loan facility was fully drawn on the closing date of the offering of the old notes and applied in part to repay indebtedness incurred by us in connection with the development and construction of our pipeline system. The revolving credit facility will be available for working capital and general corporate purposes.

Term Loan Facility

         The term loan facility will amortize with thirty-five equal quarterly installments of $5,555,555, commencing on September 30, 2000, with the remaining unpaid principal balance to be paid on the final maturity date thereof.

Revolving Credit Facility

         The revolving credit facility is available as revolving credit advances from financial close of the new credit agreement until 364 days thereafter, and is annually extendable in the lenders' sole discretion if requested by us for successive 364-day periods. The revolving credit facility has no scheduled reduction in availability. Final repayment is due on all amounts outstanding under the revolving credit facility on the date which 365 days from the date of the credit agreement, unless extended. The new credit agreement provides that certain conditions precedent be met for advances under the revolving credit facility, including the absence of any defaults under the new credit agreement.

Prepayment

         In addition to the scheduled repayment dates described above, the new credit agreement requires us to make mandatory prepayments of outstanding amounts under the new credit facilities in the event that an event of loss occurs with respect to our pipeline system for which the estimated total loss proceeds payable in respect of the lost or damaged property (as determined by us reasonably and in good faith) is (a) greater than $100 million or (b) greater than $10 million and equal to or less than $100 million if we (in our sole discretion) do not determine, within three months of receipt of such proceeds, to rebuild or repair our pipeline system. In such event, we will prepay the new credit facilities and the notes (on a pro rata basis among the notes and the senior debt) in an amount equal to the amount of the net proceeds received by or on behalf of us on account of such event of loss (including, without limitation, insurance proceeds or other amounts actually received on account of such event of loss) which is allocable to the new credit facilities and the notes.

         Indebtedness under the new credit agreement may be voluntarily prepaid by us in whole or in part without premium or penalty.


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


         Any mandatory or optional prepayment of amounts outstanding under the new credit facilities shall be applied in reverse order of their scheduled maturities first, to the term loan facility pro rata among its scheduled maturities of principal in reverse order of their scheduled maturities and second, to the revolving credit facility, in each case plus all accrued and unpaid interest to the date fixed for prepayment on the principal amount so prepaid plus any related breakage or swap unwind costs.

Interest Rate and Fees

         Amounts outstanding under the term loan facility and the revolving credit facility will bear interest, at our option, at either one-, two-, three-six or twelve-month or longer LIBOR plus specified interest margins per annum, depending on the ratings of the notes at the time. The interest margin may be reduced or increased for advances under both the term loan facility and the revolving credit facility if in the future we receive higher or lower ratings, respectively, on the notes.

         We will pay a facility fee on the daily average of the revolving credit commitments (regardless of utilization thereof) at a specified rate per annum, depending upon the ratings of the notes at the time. In addition, we will pay certain agency and other fees in connection with the new credit facilities.

Covenants

         The new credit agreement also contains general covenants which limit our ability to incur debt and liens, to pay dividends, to dispose of assets, to merge or consolidate, to make investments and to engage in certain other activities and transactions.

Events of Default

         The new credit agreement contains events of default customary for similar financings, including non-payment of principal and interest thereunder, defaults with respect to certain other indebtedness, failure to observe certain covenants set forth in the new credit agreement, materially incorrect representation or warranty, certain judgment defaults, certain bankruptcy-related events, revocation of material permits or government consents, material damage to or abandonment of our pipeline system and certain defaults under the Employee Retirement Income Security Act of 1974, as amended.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS


         The following is a summary of certain United States federal income tax considerations relevant to the purchase, ownership and disposition of the notes and to the exchange of old notes for exchange notes. The following summary is not binding on the U.S. Internal Revenue Service (the "IRS") or the courts and we cannot assure you that the IRS or any court will take a similar view with respect to the tax consequences described below. For purposes of this discussion, the term "U.S. Holder" means a beneficial owner of a note that, for United States federal income tax purposes, is (i) an individual citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United State federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons have the authority to control all substantial decisions of the trust. The term "Non-U.S. Holder" means any beneficial owner of a note other than a U.S. Holder.

         The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed Treasury regulations, published rulings and other pronouncements of the IRS and court decisions, all as currently in effect and all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the United States federal income tax considerations that may be relevant to a holder of notes. Moreover, it applies only to those persons who hold the notes as "capital assets" (generally, assets held for investment), and does not address the tax consequences to special classes of investors, including:

         o        financial institutions,

         o        tax-exempt organizations,

         o        insurance companies,

         o persons holding notes as part of a straddle, hedge or conversion transaction, or

         o persons whose functional currency is not the United States dollar.

         State, local or foreign tax consequences of the purchase, ownership and disposition of the notes are not summarized. Purchasers of notes should consult their own tax advisors with respect to the particular consequences to them of the purchase, ownership and disposition of the notes and the applicability of any state, local or foreign tax laws, as well as with respect to the possible effects of changes in United States federal and other tax laws.

Exchange Offer

         The exchange of old notes for exchange notes pursuant to the exchange offer will not be a taxable event for United States federal income tax purposes. Accordingly, a holder will not recognize taxable gain or loss as a result of such exchange and will have the same adjusted tax basis and holding period in the exchange notes as such holder had in the old notes immediately before the exchange.


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


U.S. Holders

         Stated Interest on the Notes. Payments of stated interest on the notes generally will be taxable to a U.S. holder as ordinary interest income at the time it is accrued or received in accordance with the holder's method of accounting for United States federal income tax purposes.

         Market Discount. If a U.S. Holder purchases a note for less than its principal amount, the difference will be treated as a "market discount" for U.S. federal income tax purposes, subject to a de minimus exception.

         Under the market discount rules, a U.S. Holder will be required to treat any payment on a note, or any gain on its sale, exchange, retirement or other disposition, as ordinary income to the extent of the accrued market discount which was not previously included in gross income. If the note is disposed of in a non-taxable transaction (other than a nonrecognition transaction described in section 1276(c) of the Code), accrued market discount will be taxable to the U.S. Holder as ordinary income as if the U.S. Holder had sold the note at its fair market value. In addition, a U.S. Holder may be required to defer, until the maturity of a note or its earlier disposition (including a non-taxable transaction other than a transaction described in section 1276(c) of the Code), the deduction of all or a portion of the interest expense in respect of any indebtedness incurred or continued to purchase or carry the note. Market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the note, unless the U.S. Holder elects to accrue on a constant-yield basis.

         A U.S. Holder of a note may elect to include market discount in income as it accrues -- on either a ratable or constant-yield basis. If a U.S. Holder makes this election, the rules regarding the treatment of gain upon the disposition of the note and upon the receipt of certain cash payments as ordinary income and regarding the deferral of interest deductions will not apply. If a U.S. Holder elects to include market discount in income as it accrues, the election will apply to all market discount obligations acquired during or after the first taxable year to which the election applies. This election may not be revoked without the consent of the IRS.

         Amortizable Bond Premium. If a U.S. Holder purchases a note for more than the amount payable at maturity (or on the earlier call date), that excess will be considered an "amortizable bond premium." Holder may elect to amortize the premium to offset the interest from the note that would otherwise be required to be included in gross income (subject to special rules for early redemption provisions). In any tax year, the holder can only use as much of the premium as the constant yield method would allocate to that year. The U.S. Holder's adjusted tax basis in the note will be reduced by the amount of bond premium offset against interest. If a U.S. Holder elects to amortize the premium to offset the interest from the note, the election will apply to all debt instruments acquired during or after the first taxable year to which the election applies. This election may not be revoked without the consent of the IRS.

         Disposition of the Notes. Generally, any sale, redemption or other taxable disposition of a note will result in taxable gain or loss equal to the difference between the sum of the amount of cash and the fair market value of property received (other than amounts attributable to accrued but unpaid stated interest on a note) and the holder's adjusted tax basis in the note. For this purpose, a holder's adjusted tax basis in a note typically would equal the cost of the note, increased by the amount of accrued market discount previously included in such holder's gross income, and decreased by previously amortized bond premium and all payments previously received by such holder (other than payments of stated interest), in respect of the note. Any gain or loss upon a sale or other disposition of a note by a U.S. Holder generally will be capital gain or loss (except to the extent of accrued market discount, if any, that has not been previously included in gross income, when amount generally will be taxable as ordinary income), and will


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


be long-term capital gain or loss if the note has been held by the holder for more than one year. Certain non-corporate holders (including individuals) are eligible for preferential rates of United States federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to certain limitations under United States federal income tax laws.

Non-U.S. Holders

         In general, payments of principal or interest on the notes by us or any paying agent to a beneficial owner of a note that is a Non-U.S. Holder will not be subject to United States federal income or withholding tax, provided that, in the case of interest, (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of our total profits or capital interests, within the meaning of Section 871(h)(3) of the Code, (ii) such Non-U.S. Holder is not a controlled foreign corporation that is related, directly or indirectly, to us,
(iii) such Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (iv) the certification requirements under Section 871(h) or Section 881(c) of the Code and the Treasury regulations thereunder (summarized below) are satisfied.

         A Non-U.S. Holder of a note will not be subject to United Stated federal income tax on gains realized from on the sale, exchange, retirement or other disposition of a note (other than amounts attributable to stated interest, which may be subject to the rules described above) unless (i) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition, and certain conditions are met, (ii) the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by the Non-U.S. Holder, or (iii) the Non-U.S. Holder is subject to Code provisions applicable to certain United States expatriates.

         A note held by an individual who is not a citizen or resident of the United States at the time of his death will not be subject to United States federal estate tax as a result of the individual's death, provided that, at the time of such individual's death, the individual does not own, actually or constructively, 10% or more of our total profits or capital interests, and payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the United States.

         To satisfy the certification requirements noted above, (i) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent that the owner is a Non-U.S. Holder and must provide the owner's name, address and U.S. taxpayer identification number ("TIN"), if any, which certification may be made on IRS Form W-8BEN, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business and holds the note on behalf of the beneficial owner must certify, under penalties of perjury, to us or our paying agent that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof.

         For payments made after December 31, 2000, in the case of the notes held by a foreign partnership that is not a withholding foreign partnership, IRS Form W-8IMY must be provided to us or our paying agent by the partnership, in addition to providing us or our paying agent with an IRS Form W-8BEN received from each partner.

         If a Non-U.S. Holder of a note is engaged in a trade or business in the United States, and if interest on the note or gain realized on the sale, exchange, retirement or other disposition of the note is effectively connected with the conduct of the trade or business (and, if a tax treaty applies, is attributable to a United States permanent establishment maintained by the Non-U.S. Holder), the Non-U.S. Holder, although exempt from United States federal withholding tax (provided that certain certification requirements are met), generally will be subject to regular United States federal income tax on the interest or gain in the same manner as if it were a U.S. Holder. In lieu of the certificate described above (with respect to non-effectively connected interest), the Non-U.S. Holder will be required to provide us or our paying agent with a properly executed IRS Form 4224 (or, after December 31, 2000, a Form W-8ECI) in order to claim an exemption from United States federal withholding tax. In addition, any such effectively connected interest or gain received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or a lower rate specified by an applicable income tax treaty, subject to certain adjustments.

Backup Withholding

         A holder may be subject, under certain circumstances, to backup withholding at a 31 percent rate with respect to payments of interest received on, and proceeds from the sale or other disposition (through a broker) of, a note. Backup withholding generally applies only if the holder:

         o fails to furnish his or her TIN to us (or to another relevant payor) in the required manner,

         o furnishes an incorrect TIN and the IRS so notifies us (or such other payor),

         o is notified by the IRS that he or she has failed to properly report payments of interest or dividends and, thus, is subject to withholding, or

         o fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is his or her correct TIN and that he or she is not subject to backup withholding.

         Any amount withheld from a payment to a holder under the backup withholding rules is allowable as a credit against such holder's United States federal income tax liability, provided that the required information is furnished to the IRS. Certain holders (including, among others, corporations) are not subject to backup withholding. Holders should consult their tax advisors as to their qualification for exemption from back-up withholding and the procedure for obtaining such an exemption.

         THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO THE PARTICULAR CIRCUMSTANCES OF A HOLDER OF NOTES. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THEIR SPECIFIC TAX CONSEQUENCES TO THEM, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                              PLAN OF DISTRIBUTION

         Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of the exchange offer, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until 90 days after the effectiveness of this registration statement, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

         We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

         For a period of 180 days after the expiration of the exchange offer we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any broker-dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

         The validity of the exchange notes will be passed upon for Iroquois by Shearman & Sterling, New York, New York.

                                     EXPERTS

         The balance sheets of Iroquois Gas Transmission System, L.P. as of December 31, 1999 and 1998 and the related statements of income, Partners' equity and cash flows for the years ended December 31, 1999, 1998 and 1997 included in this prospectus and registration statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report, appearing therein and are included in reliance upon such report given upon the authority of such firms as experts in accounting and auditing.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                                Page
Report of Independent Accountants...............................................................................F-2

Financial Statements

         Consolidated  Balance Sheets as of December 31, 1999, December 31, 1998,  June 30,  2000
                  (unaudited) and June 30, 1999 (unaudited) ....................................................F-3

         Consolidated Statements of Income for the years ended December 31, 1999,
                  December  31, 1998 and  December  31, 1997 and the six months ended June 30,
                  2000 (unaudited) and June 30, 1999 (unaudited)............................................... F-4

         Statements of Changes in Partners'  Equity for the years ended  December 31, 1999,  1998 and 1997 and six months ended June 30, 2000 (unaudited).......................................F-5

         Consolidated Statements of Cash Flows for the years ended December 31, 1999,
                  December  31, 1998 and December 31, 1997 and the six months ended June 30, 2000
                  (unaudited) and June 30, 1999 (unaudited) ....................................................F-6

Notes to Financial Statements...................................................................................F-7

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Partners of Iroquois
Gas Transmission System, L.P.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in partners' equity and of cash flows present fairly, in all material respects, the financial position of Iroquois Gas Transmission System, L.P. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut

February 11, 2000

                        IROQUOIS GAS TRANSMISSION SYSTEM
                           CONSOLIDATED BALANCE SHEETS


                             (thousands of dollars)

ASSETS

                                                                        December 31,                     June 30,
                                                                        ------------                     -------
                                                                   1999           1998              2000            1999
                                                                   ----           ----              ----            ----
                                                                                                        (Unaudited)
Current Assets:
Cash and temporary cash investments                           $  27,375        $  27,356        $  63,899        $  40,551
Accounts receivable - trade                                       6,938            7,191            4,651            7,497
Accounts receivable - affiliates                                  5,440            3,835            5,484            2,977
Other current assets                                              3,422            2,490            2,697            1,808
                                                              ---------        ---------        ---------        ---------
Total Current Assets                                             43,175           40,872           76,731           52,833
                                                              ---------        ---------        ---------        ---------

Natural Gas Transmission Plant:
Natural gas plant in service                                    773,588          770,118          774,571          772,899
Construction work in progress                                     3,292            1,868            5,705            1,715
                                                              ---------        ---------        ---------        ---------
                                                                776,880          771,986          780,276          774,614
Accumulated depreciation and amortization                      (242,074)        (223,154)        (253,547)        (233,608)
                                                              ---------        ---------        ---------        ---------
Net Natural Gas Transmission Plant                              534,806          548,832          526,729          541,006
                                                              ---------        ---------        ---------        ---------
Other Assets and Deferred Charges:
Regulatory assets - income tax related                           12,767           13,838           13,931           13,244
Regulatory assets - other                                         2,226            2,414            2,132            2,320
Other assets and deferred charges                                 1,877              914            6,665              517
Total Assets and Deferred Charges                                16,870           17,166           22,728           16,081
                                                              ---------        ---------        ---------        ---------
TOTAL ASSETS                                                  $ 594,851        $ 606,870        $ 626,188        $ 609,920
                                                              =========        =========        =========        =========

LIABILITIES AND PARTNERS' EQUITY
Current Liabilities:
Accounts payable                                              $   3,645        $   4,228        $   3,402        $   2,597
Accrued interest                                                  4,781            5,211            2,791            4,796
Short-term borrowings                                             3,500               --               --               --
Current portion of long-term debt                                28,789           28,723           22,222           28,756
Other current liabilities                                         5,290            5,177            4,890            2,961
                                                              ---------        ---------        ---------        ---------
Total Current Liabilities                                        46,005           43,339           33,305           39,110
                                                              ---------        ---------        ---------        ---------
Long-Term Debt                                                  307,875          336,665          377,778          322,287
Other Non-current Liabilities                                       816              398              792              417
                                                              ---------        ---------        ---------        ---------
                                                                308,691          337,063          378,590          322,704
                                                              ---------        ---------        ---------        ---------
Amounts Equivalent to Deferred Income Taxes:
Generated by Partnership                                         70,037           62,274           75,813           66,419
Payable by Partners                                             (57,270)         (48,436)         (61,882)         (53,175)
                                                              ---------        ---------        ---------        ---------
Total Amounts Equivalent to Deferred Income Taxes                12,767           13,838           13,931           13,244
                                                              ---------        ---------        ---------        ---------
Commitments and Contingencies (Note 6)
Total Liabilities                                               367,463          394,240          425,806          375,058
                                                              ---------        ---------        ---------        ---------
Partners' Equity                                                227,388          212,630          200,382          234,862
                                                              ---------        ---------        ---------        ---------
TOTAL LIABILITIES AND PARTNERS' EQUITY
                                                              $ 594,851        $ 606,870        $ 626,188        $ 609,920
                                                              =========        =========        =========        =========

   The accompanying notes are an integral part of these financial statements.

                        IROQUOIS GAS TRANSMISSION SYSTEM

                        CONSOLIDATED STATEMENTS OF INCOME

                             (thousands of dollars)


                                                                                             Six Months Ended
                                                  Year Ended December 31,                        June 30,
                                           -----------------------------------           ----------------------
                                              1999         1998         1997                2000         1999
                                              ----         ----         ----                ----         ----
                                                                                               (Unaudited)
Net Operating Revenues                     $ 123,919    $ 140,371    $ 153,652           $  64,493    $  62,824

Operating Expenses:
Operations                                    21,534       21,703       23,988              10,255       10,045
Depreciation and Amortization                 21,976       29,795       32,094              11,933       10,570
Taxes Other than Income Taxes                 11,449       10,390       10,266               5,520        5,324
                                           ---------    ---------    ---------           ---------    ---------
Total Operating Expenses                      54,959       61,888       66,348              27,708       25,939
                                           ---------    ---------    ---------           ---------    ---------

Operating Income                              68,960       78,483       87,304              36,785       36,885
                                           ---------    ---------    ---------           ---------    ---------

Other Income and (Expenses):
Interest Income                                1,644        1,908        2,105               1,042          754
Allowance for Equity Funds Used
During Construction                               --          457          245                  18           --
Other, Net                                      (225)       4,393        1,830                (121)          --
                                           ---------    ---------    ---------           ---------    ---------
                                               1,419        6,758        4,180                 939          754

Income Before Interest Charges and Taxes      70,379       85,241       91,484              37,724       37,639

Interest Expense:
Interest Expense                              30,621       33,169       35,409              14,752       15,406
Allowance for Borrowed Funds Used
During Construction                               --         (693)        (419)                 22           --

Net Interest Expense                          30,621       32,476       34,990              14,730       15,406
                                           ---------    ---------    ---------           ---------    ---------

Income Before Taxes                           39,758       52,765       56,494              22,994       22,233

Provision for Taxes                           15,580       20,788       22,408               8,776        8,672
                                           ---------    ---------    ---------           ---------    ---------

Net Income                                 $  24,178    $  31,977    $  34,086           $  14,218    $  13,561
                                           =========    =========    =========           =========    =========


   The accompanying notes are an integral part of these financial statements.

                        IROQUOIS GAS TRANSMISSION SYSTEM

                    STATEMENTS OF CHANGES IN PARTNERS' EQUITY



                                                 (thousands of dollars)
PARTNERS' EQUITY
         BALANCE AT DECEMBER 31, 1996                         $198,371

         Net income 1997                                        34,086

         Taxes payable by Partners:
               Federal income taxes                             18,802
               State income taxes                                2,309
               Other state taxes                                 1,297
                                                              --------
                                                                22,408

         Equity distributions to Partners                      (55,000)
                                                              --------

PARTNERS' EQUITY
         BALANCE AT DECEMBER 31, 1997                         $199,865
                                                              ========

         Net income 1998                                       $31,977

         Taxes payable by Partners:
              Federal income taxes                              17,440
              State income taxes                                 2,127
              Other state taxes                                  1,221
                                                              --------
                                                                20,788

         Equity distributions to Partners                      (40,000)
                                                              --------

         Balance at December 31, 1998                         $212,630
                                                              ========

         Net income 1999                                       $24,178

         Taxes payable by Partners:
              Federal income taxes                              13,367
              State income taxes                                 1,089
              Other state taxes                                  1,124
                                                              --------
                                                                15,580

         Equity distributions to Partners                      (25,000)
                                                              --------

         Balance at December 31, 1999                         $227,388
                                                              ========

         Net income for the period ended June 30, 2000         $14,218

         Taxes payable by Partners
               Federal income taxes                              7,850
               State income taxes                                  361
               Other state taxes                                   565
                                                              --------
                                                                 8,776

         Equity distributions to Partners                     (50,000)
                                                              --------

         Balance at June 30, 2000                             $200,382
                                                              ========


   The accompanying notes are an integral part of these financial statements.

                        IROQUOIS GAS TRANSMISSION SYSTEM

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (thousands of dollars)

                                                                  Year Ended                    Six Months Ended
                                                                 December 31,                        June 30,
                                                      ------------------------------------   ----------------------
                                                        1999          1998        1997         2000         1999
                                                        ----          ----        ----         ----         ----
                                                                                                  (Unaudited)
OPERATING ACTIVITIES:
Net Income                                            $  24,178    $  31,977    $  34,086    $  14,218    $  13,560
                                                      ---------    ---------    ---------    ---------    ---------
Adjusted for the following:
Depreciation and amortization                            21,976       29,795       32,094       11,933       10,570
Allowance for equity funds used during construction          --         (457)        (245)         (18)          --
Deferred regulatory asset-income tax related              1,071          548          664       (1,164)         594
Amounts equivalent to deferred income taxes              (1,071)        (548)        (664)       1,164         (594)
Income and other taxes payable by partners               15,580       20,788       22,408        9,939        8,078
Other assets and deferred charges                        (1,007)         (28)        (197)         (23)         320
Changes in working capital:
Accounts receivable                                      (1,352)       3,276          844        2,243          552
Other current assets                                       (932)        (323)         345       (5,544)       1,651
Accounts payable                                           (583)        (679)         705         (363)      (1,932)
Accrued interest                                           (430)        (402)        (810)      (1,990)        (415)
Other liabilities                                           531          (48)       (2114)        (279)      (2,216)
                                                      ---------    ---------    ---------    ---------    ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                57,961       83,899       87,116       30,116       30,168
                                                      ---------    ---------    ---------    ---------    ---------

INVESTING ACTIVITIES:
Capital expenditures                                     (7,718)     (14,172)     (14,719)      (3,426)      (2,628)
                                                      ---------    ---------    ---------    ---------    ---------
NET CASH USED FOR INVESTING ACTIVITIES                   (7,718)     (14,172)     (14,719)      (3,426)      (2,628)
                                                      ---------    ---------    ---------    ---------    ---------

FINANCING ACTIVITIES:
Long-term borrowings                                         --           --           --      400,000           --
Partner distributions                                   (25,000)     (40,000)     (55,000)     (50,000)          --
Repayments of long-term debt                            (28,724)     (28,723)     (29,706)    (307,876)          --
Short-term borrowings                                     3,500           --           --           --           --
Repayment of short-term borrowings                                                             (32,289)     (14,345)
                                                      ---------    ---------    ---------    ---------    ---------
NET CASH PROVIDED BY (USED FOR)
FINANCING ACTIVITIES                                    (50,224)     (68,723)     (84,706)       9,835      (14,345)

NET INCREASE (DECREASE) IN CASH AND TEMPORARY CASH
INVESTMENTS                                                  19        1,004      (12,309)      36,525       13,195

CASH AND TEMPORARY CASH INVESTMENTS AT
BEGINNING OF YEAR                                        27,356       26,352       38,661       27,374       27,356
                                                      ---------    ---------    ---------    ---------    ---------

CASH AND TEMPORARY CASH INVESTMENTS AT
END OF YEAR                                           $  27,375    $  27,356    $  26,352    $  63,899    $  40,551
                                                      =========    =========    =========    =========    =========

Supplemental disclosure of cash flow information:
Cash paid for interest                                $  31,051    $  33,571    $  35,898    $  14,031    $  15,808
                                                      =========    =========    =========    =========    =========

   The accompanying notes are an integral part of these financial statements.

                        IROQUOIS GAS TRANSMISSION SYSTEM

                          NOTES TO FINANCIAL STATEMENTS

(1)      Description of Partnership

         Iroquois Gas Transmission System, L.P. ("Iroquois" or the "Company") is a Delaware limited partnership formed for the purpose of constructing, owning and operating a natural gas transmission pipeline from the Canada-United States border near Waddington, NY, to South Commack, Long Island, NY. In accordance with the limited partnership agreement, the Partnership shall continue in existence until October 31, 2089, and from year to year thereafter, until the Partners elect to dissolve the Partnership and terminate the limited partnership agreement.

         Effective December 31, 1998, Alenco Iroquois Pipeline, Inc. sold its interest in the Company to TCPL Northeast Ltd. The partners consist of TransCanada Iroquois Ltd. (29.0%), North East Transmission Co. (19.4%), Dominion Iroquois, Inc. (16.0%), ANR Iroquois, Inc. (9.4%), ANR New England Pipeline Co. (6.6%), TCPL Northeast Ltd. (6.0%), JMC-Iroquois, Inc. (4.93%), TEN Transmission Company (4.87%), NJNR Pipeline Company (2.8%), and LILCO Energy Systems, Inc. (1.0%). The Iroquois Pipeline Operating Company, a wholly owned subsidiary, is the administrative operator of the pipeline.

         Income and expenses are allocated to the Partners and credited to their respective equity accounts in accordance with the partnership agreements and their respective percentage interests.

         Distributions to Partners are made concurrently to all Partners in proportion to their respective partnership interests. Total cash distributions of $25.0 million, $40.0 million and $55.0 million were made during 1999, 1998 and 1997, respectively.

(2)      Summary of Significant Accounting Policies

     Basis of Presentation

         The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles and with accounting for regulated public utilities prescribed by the Federal Energy Regulatory Commission (the "FERC"). Generally accepted accounting principles for regulated entities allow the Company to give accounting recognition to the actions of regulatory authorities in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation." In accordance with SFAS No. 71, the Company has deferred recognition of costs (a regulatory asset) or has recognized obligations (a regulatory liability) if it is probable that such costs will be recovered or obligation relieved in the future through the rate-making process.

     Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and Iroquois Pipeline Operating Company, a wholly owned subsidiary. Intercompany transactions have been eliminated in consolidation.

     Cash and Temporary Cash Investments

         Iroquois considers all highly liquid temporary cash investments purchased with an original maturity date of three months or less to be cash equivalents. Cash and temporary cash investments of $27.4 million in 1999, consisting primarily of low risk mutual funds, are carried at cost, which approximates market. At December 31, 1999, 1998 and 1997, $9.7 million, $11.0 million and $10.6 million, respectively, of cash and temporary cash investments were held to satisfy the terms of the Loan Agreement (refer to Note 3).

     Natural Gas Plant in Service

         Natural gas plant in service is carried at original cost. The majority of the natural gas plant in service is categorized as natural gas transmission plant which was depreciated over 20 years on a straight line basis from the in-service date through January 31, 1995. Commencing February 1, 1995, the transmission plant was depreciated over 25 years on a straight-line basis as a result of a rate case settlement. Effective August 31, 1998 the depreciation rate was changed to 2.77% (36 years average life) in accordance with the FERC rate order issued July 29, 1998. The general plant is depreciated on a straight-line basis over five years.

     Construction Work in Progress

         At December 31, 1999, construction work in progress included preliminary construction costs relating to the proposed Eastchester expansion project and other ongoing minor capital projects.

     Allowance for Funds Used During Construction

         The allowance for funds used during construction (the "AFUDC") represents the cost of funds used to finance natural gas transmission plant under construction. The AFUDC rate includes a component for borrowed funds as well as equity. The AFUDC is capitalized as an element of natural gas plant in service.

     Provision for Taxes

         The payment of income taxes is the responsibility of the Partners and such taxes are not normally reflected in the financial statements of partnerships. Iroquois' approved rates, however, include an allowance for taxes (calculated as if it were a corporation) and the FERC requires Iroquois to record such taxes in the Partnership records to reflect the taxes payable by the Partners as a result of Iroquois' operations. These taxes are recorded without regard as to whether each Partner can utilize its share of the Iroquois tax deductions. Iroquois' rate base, for rate-making purposes, is reduced by the amount equivalent to accumulated deferred income taxes in calculating the required return.

         The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred taxes are provided based upon, among other factors, enacted tax rates which would apply in the period that the taxes become payable, and by adjusting deferred tax assets or liabilities for known changes in future tax rates. SFAS No. 109 requires recognition of a deferred income tax liability for the equity component of AFUDC.

         Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Reclassifications

         Certain prior year amounts have been reclassified to conform with current year classifications.

         Revenue Recognition Policy

         Revenues are recognized as services are provided.

(3)      Financing

         On June 11, 1991, Iroquois entered into a loan agreement which provided a loan facility totaling $522.6 million to be amortized over a 14-year period commencing November 1, 1992. During 1993, Iroquois entered into

Expansion Loan Agreement No. 1 in the amount of $17.6 million to construct the Wright Compressor Station. This loan would mature in November 2007. During 1995, Iroquois entered into Expansion Loan Agreement No. 2 in the amount of $13.4 million to finance the Croghan Compressor Station, which would mature in November 2008. On May 30, 2000, Iroquois exercised its option to prepay these three loans in full.

         As of December 31, 1999, Iroquois was party to interest rate swap transactions for aggregate notional principal amounts of $537.6 million. The interest rate swaps relating to the original loan and Expansion Loan No. 1 are $537.6 million which are being amortized over 14 years in accordance with the principal repayment schedule provided in the Loan Agreement. The interest rate and margin over the term of the swaps average 7.615% and 1.159%, respectively. The interest rate swap for Expansion Loan No. 2 expired November 2, 1998 at which time the interest rate became based upon daily LIBOR plus an average margin of 1.153% over the term of the loan. The Original Loan Agreement requires that at least 50% of the original debt is hedged by interest rate swaps. The fair value of the interest rate swaps is the estimated amount that Iroquois would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and current creditworthiness of the swap counterparties. The fair value of the interest rate swaps were ($8.6) million, ($39.2) and ($29.1) million at December 31, 1999, 1998 and 1997 respectively. All interest rate swap agreements were terminated during the first six months of 2000.

         On May 30, 2000, Iroquois completed a private offering of $200 million of 8.68% senior notes due 2010, which will be exchanged in a registered offering for notes with substantially identical terms ("Senior Notes"). Also on May 30, 2000, Iroquois entered into a credit agreement with certain financial institutions providing for a term loan facility of $200 million ("Term Loan Facility") and a $10 million of 364-day revolving credit facility. The Term Loan Facility will amortize over nine years. As of June 30, 2000 the revolving credit facility remains undrawn. The proceeds from the Senior Notes and Term Loan Facility were used to repay borrowing under the above mentioned three loan agreements, terminate related interest rate swap agreements, make a cash distribution to our partners of $40 million, to pay certain financing fees and expenses and for general corporate purposes.

         During the first six months of 2000, Iroquois paid approximately $.91 million for the termination of its entire portfolio of interests rate swap agreements, which had aggregate notional principal amount of $437.6 million. Under the provisions of SFAS No. 71, Iroquois intends to recover these costs and therefore will defer and amortize these amounts over the life of the original loan agreements.

         At June 30, 2000, the outstanding principal balance on each of the Senior Notes and Term Loan Facility was $200 million. The combined schedule of repayments is as follows (in millions):

                    Year                Scheduled Repayment
                    ----                -------------------
                    2000                       $11.1
                    2001                       $22.2
                    2002                       $22.2
                    2003                       $22.2
                    2004                       $22.2
                 Thereafter                   $300.1

         At December 31, 1999, the short-term borrowings consisted of an unsecured line of credit which permits borrowings up to a maximum of $10 million at a rate equal to the lower of the lenders' alternate base rate or one, two or three month LIBOR plus 3/8% per annum. This facility expired in May 2000. As of December 31, 1999, $3.5 million was outstanding under this agreement at an annual interest rate of 6.8363%. The line of credit contains a subjective acceleration clause as its most restrictive covenant.

(4)      Concentrations of Credit Risk

         Iroquois' cash and temporary cash investments and trade accounts receivable represent concentrations of credit risk. Management believes that the credit risk associated with cash and temporary cash investments is mitigated by its practice of limiting its investments to low risk mutual funds, rated Aaa by Moody's Investors Service and AAA by Standard and Poor's, and its cash deposits to large, highly rated financial institutions. Management also believes that the credit risk associated with trade accounts receivable is mitigated by the restrictive terms of the FERC gas tariff which requires customers to pay for service within 20 days after the end of the month of service delivery.

(5)      Gas Transportation Contracts

         As of December 31, 1999, Iroquois was providing multi-year firm reserved transportation service to 34 shippers of 987.5 MDth/d of natural gas which breaks down as follows:

           Remaining Term in Years                Quantity in MDth/d
           -----------------------                ------------------
                      3-10                               109.2
                      11-15                              758.8
                      16-20                              119.5
                                                         -----
                                            Total        987.5
                                                         =====

         The long-term firm reserved service gas transportation contracts expire between October 31, 2011 and August 1, 2018.

(6)      Commitments and Contingencies

     Regulatory Proceedings


                            FERC Docket No. RP97-126
                            ------------------------

         On November 29, 1996, Iroquois submitted a general rate change application to the Federal Energy Regulatory Commission ("FERC" or "Commission") in Docket No. RP97-126-000. In an order issued on December 31, 1996 ("Suspension Order"), the Commission accepted and suspended the rates, permitted them to become effective (with one exception noted below) on January 1, 1997, and established a hearing. Pursuant to that Suspension Order, the Presiding Administrative Law Judge conducted a hearing on all issues raised by Iroquois' filing, which was concluded on August 28, 1997.

         Following the December 31, 1997 issuance of an Initial Decision ("1997 Initial Decision") by the Presiding Administrative Law Judge, on January 30, 1998 Iroquois filed its brief on exceptions vigorously opposing certain aspects of the 1997 Initial Decision. On July 29, 1998 the Commission issued its "Order Affirming in Part and Reversing in Part Initial Decision" ("July 29 Order") which modified significant portions of the 1997 Initial Decision. Iroquois' filing in compliance with the July 29, Order was accepted and the lower rates became effective on August 31, 1998. In addition, on August 28, 1998 Iroquois filed a request for rehearing of the July 29 Order. By order issued March 11, 1999 ("March 11 Order") the Commission granted rehearing on one aspect of the July 29 Order. The March 11 Order reversed the earlier decision on Iroquois' capital structure and permitted Iroquois to utilize an equity structure of 35.21% (in place of the 31.85% required by the July 29 Order) in designing its rates. This resulted in an increase of approximately 1(cent) per Dth in Iroquois' 100% load factor interzone rate. All other requests for rehearing of the July 29 Order were denied. Iroquois filed a petition for review of these orders in the United States Court of Appeals for the District of Columbia Circuit docketed as D.C. Cir. No. 99-1175. This case has been consolidated with D.C. Cir. No. 99-1177, which involves a petition for review of these same orders that was filed by Selkirk Cogen Partners, L.P. and MassPower (customers of Iroquois). These matters are before the court, but the parties have agreed to stay the procedural schedule pending Commission approval of the rate settlement described below. As a result of the Commission's February 10, 2000 approval of that settlement, the petitions for review are expected to be withdrawn in March, 2000.

         The Suspension Order granted summary disposition on one issue: as a result of the Commission's December 20 Opinion in Docket No. RP94-72 (discussed below), Iroquois was ordered to remove approximately $11.7 million in plant and associated costs from its proposed rate base. This resulted in an additional reduction in Iroquois' test-period revenues of approximately $2.0 million from those set forth in the filing. Iroquois sought rehearing (on January 30, 1997) of the Suspension Order. This was denied by the Commission by an order issued August 5, 1997 ("August 5 Order"). On September 3, 1997, Iroquois filed a Petition for Review of the Commission's Suspension and August 5 Orders in the United States Court of Appeals for the District of Columbia Circuit, docketed as D.C. Cir. No. 97-1533, which was consolidated with D.C. Cir. No. 97-1276 (discussed below).


                             FERC Docket No. RP94-72
                             -----------------------

         The Commission, on June 19, 1995, approved a Stipulation and Consent Agreement in Iroquois' prior rate proceeding in Docket No. RP94-72, which resolved all issues except for the accounting and recovery of legal defense costs incurred in connection with certain criminal and civil investigations into the initial construction of the Iroquois facility. A hearing was held on this reserved issue on April 5, 1995. On July 19, 1995 the Presiding Administrative Law Judge issued an Initial Decision ("1995 Initial Decision") that would have permitted Iroquois to capitalize those legal defense costs and recover $4.1 million (the dollar amount of such costs which Iroquois filed to recover in Docket No. RP94-72) from its customers. Various participants, including the Commission Staff, filed exceptions to the 1995 Initial Decision with the Commission (which were opposed by Iroquois on September 7, 1995). On December 20, 1996 the Commission issued an order reversing the 1995 Initial Decision and disallowing recovery of the legal defense costs at issue. Iroquois filed a request for rehearing of the Commission's December 20 Order on January 21, 1997. By Order issued March 3, 1997, the Commission denied rehearing.


                            Consolidated Proceedings
                            ------------------------

         Iroquois filed a petition for review of the December 20 and March 3 Orders in the United States Court of Appeals for the District of Columbia Circuit on April 18, 1997 in D.C. Cir. No. 97-1276. The court on July 21, 1998 issued a decision reversing the Commission's December 20 and March 3 Orders as well as the Suspension and August 5 Orders and remanded the matter to the agency for further proceedings. The court subsequently denied rehearing of its opinion on November 13, 1998 and issued its mandate. On June 16, 1999 the Commission issued an "Order on Remand and Establishing Rehearing" ("June 16 Order"). The June 16 Order concluded that a hearing was necessary to determine whether Iroquois' incurrence of the legal defense expenditures was prudent and set forth the procedures and burdens which were to govern that hearing. A preliminary conference to establish a procedural schedule and to clarify the positions of the participants was convened on July 12, 1999. As a result of the Commission's February 10, 2000 approval of the rate settlement described below, these issues have been resolved, subject to rehearing of such order.


                                   Settlement
                                   ----------

         After extensive negotiations, on December 17, 1999 Iroquois, with the support of all active participants, filed with the Commission a settlement of all of the above outstanding rate matters. Pursuant to the settlement the parties have agreed to a rate moratorium whereby, with limited exceptions, no new rates could be placed in effect on Iroquois' system until January 1, 2004. During the period of the moratorium, Iroquois is required to reduce its 100% load factor interzone rate by approximately 4.8(cent) per dekathem (approximately 1(cent) in 2001, an additional 2.4(cent) in 2002 and an additional 1.4(cent) in 2003). In addition, Iroquois has waived its right to seek in any future rate proceedings to recover defense costs associated with the criminal and civil investigations into the initial construction of the Iroquois facility. These costs have been removed from the proposed rate base and reflected in the Company's results from operations in previous years; therefore there is no impact on the results from operations for the year ending December 31, 1999. Finally, under the settlement Iroquois, Selkirk Cogen Partners, L.P. and MassPower have agreed to withdraw their petitions for review in D.C. Cir. Nos. 99-1175 and 99-1177. No comments in opposition to the settlement were filed. By letter order issued February 10, 2000, the Commission approved the rate settlement without modification. The settlement became effective on March 10, 2000.

     Legal Proceedings -- Other

         Iroquois is party to various other legal actions incident to its business. However, management believes that no material losses will result from such proceedings.

     Leases

         Iroquois leases its office space under operating lease arrangements. The leases expire at various dates through 2003 and are renewable at Iroquois' option. Iroquois also leases a right-of-way easement on Long Island, New York, from the Long Island Lighting Company ("LILCO"), a general partner, which requires annual payments escalating 5% a year over the 39-year term of the lease. In addition, Iroquois leases various equipment under non-cancelable operating leases. During the years ended December 31, 1999, 1998 and 1997, Iroquois made payments of $1.0 million, $0.9 million and $1.0 million, respectively, under operating leases which were recorded as rental expense. Future minimum rental payments under operating lease arrangements are as follows (millions of dollars):

                        Year                   Amount
                        2000                   $0.8
                        2001                   $0.7
                        2002                   $0.7
                        2003                   $0.4
                        2004                   $0.1
                     Thereafter                $4.6

(7)      Income Taxes

         Deferred income taxes which are the result of operations will become the obligation of the Partners when the temporary differences related to those items reverse. The Company recognizes a decrease in the Amounts Equivalent to Deferred Income Taxes account for these amounts and records a corresponding increase to Partners' equity. Deferred income taxes with respect to the equity component of AFUDC remain on the accounts of the Partnership until the related deferred regulatory asset is recognized.

         Total income tax expense includes the following components (thousands of dollars):

Six Months Ended          U.S.                         State
June 30, 2000:          Federal         State          Other            Total
----------------        -------         -----          -----            -----
Current                  $3,238          $ 926        $   --           $4,164
Deferred                  4,081            531            --            4,612
                         ------         ------        ------           ------
Total                    $7,319         $1,457        $   --           $8,776
                         ======         ======        ======           ======


                          U.S.                         State
1999                    Federal         State          Other            Total
----                    -------         -----          -----            -----
Current                  $5,082          $ 540        $1,124           $6,746
Deferred                  8,285            549            --            8,834
                         ------         ------        ------          -------
Total                   $13,367         $1,089        $1,124          $15,580
                        =======         ======        ======          =======

                          U.S.                         State
1998                    Federal         State          Other            Total
----                    -------         -----          -----            -----
Current                  $8,910         $1,793        $1,221          $11,924
Deferred                  8,530            334            --            8,864
                         ------         ------        ------          -------
Total                   $17,440         $2,127        $1,221          $20,788
                        =======         ======        ======          =======


                          U.S.                         State
1997                    Federal         State          Other            Total
----                    -------         -----          -----            -----
Current                  $9,812         $1,872        $1,297          $12,981
Deferred                  8,990            437            --            9,427
                        -------         ------        ------          --------
Total                   $18,802         $2,309        $1,297          $22,408
                        =======         ======        ======          =======

         For the years ended December 31, 1999, 1998 and 1997, the effective tax rate differs from the Federal statutory rate due principally to the impact of state taxes.

         Deferred income taxes included in the income statement relate to the following (thousands of dollars):

                                            Six Months
                                       Ended June 30, 2000       1999            1998           1997
                                       -------------------       ----            ----           ----
Depreciation                                    $4,243         $8,930          $4,224         $4,882
Deferred regulatory asset                         (38)           (70)            (71)           (71)
Property taxes                                      --             23              27             21
Legal costs                                         43           (16)             104           (43)
Accrued expenses                                  (43)             16           (104)            613
Alternative minimum tax credit                     537           (37)           4,487          3,872
Other                                            (130)           (12)             197            153
                                                ------         -----           ------         ------
     Total deferred taxes                       $4,612         $8,834          $8,864         $9,427
                                                ======         ======          ======         ======

         The components of the net deferred tax liability are as follows (thousands of dollars):

                                            At June 30, 2000           1999            1998           1997
                                            ----------------           ----            ----           ----
DEFERRED TAX ASSETS:
Alternative minimum tax credit                        $2,236         $2,773          $1,407         $5,894
     Accrued expenses                                  5,517          5,474           5,490          5,386
                                                  ----------     ---------       ---------        --------
     Total deferred tax assets                         7,753          8,247           6,897         11,280

DEFERRED TAX LIABILITIES:
Depreciation and related items                      (63,302)       (59,072)        (48,834)       (44,647)
Deferred regulatory asset                              (845)          (883)           (953)        (1,024)
Property taxes                                         (879)          (879)           (856)          (829)
Legal costs                                          (4,705)        (4,662)         (4,678)        (4,573)
Other                                                  (577)          (707)           (719)          (523)
                                                  ----------     ---------       ---------        --------
     Total deferred tax liabilities                 (70,308)       (66,203)        (56,040)       (51,596)

Net deferred tax liabilities                        (62,555)       (57,956)        (49,143)       (40,316)
Less deferral of tax rate change                         673           686             707            743
                                                  ----------     ---------       ---------        --------
Deferred taxes-operations                           (61,882)       (57,270)        (48,436)       (39,573)
                                                  ----------     ---------       ---------        --------
Deferred tax related to equity AFUDC                (13,258)       (12,081)        (13,131)       (13,643)
Deferred tax related to change in tax rate             (673)          (686)           (707)            743
                                                  ----------     ---------       ---------        --------
     Total deferred taxes                         $ (75,813)     $ (70,037)      $ (62,274)       $(53,959)
                                                  ==========     =========       =========        ========

(8)      Related Party Transactions

         Operating revenues and amounts due from related parties were primarily for gas transportation services. Amounts due from related parties are shown net of payables, if any.

         The following table summarizes Iroquois' related party transactions (millions of dollars):

                             Six Months Ended June 30, 2000                                       1999
                             ------------------------------                                       ----
                             Payments     Due     Revenue                             Payments      Due     Revenue
                                to       from      from                                  to        from      from
                              Related   Related   Related                              Related    Related   Related
                              Parties   Parties   Parties                              Parties    Parties   Parties
                              -------   -------   -------                              -------    -------   -------
                                                           TransCanada
TransCanada Iroquois Ltd.      $0.1       $0.4     $3.9    Iroquois Ltd.                $0.5       $1.3      $7.7
NorthEast Transmission                                     NorthEast Transmission
Company                         --        1.0       3.0    Company                       --         --        --
Dominion Iroquois, Inc.         --        --        --     Dominion Iroquois, Inc.       --         --        --
ANR Iroquois, Inc.              --        0.3       1.7    ANR Iroquois, Inc.            --         0.3       3.7
JMC-Iroquois, Inc.              --        1.4       8.7    JMC-Iroquois, Inc.            --         1.4      16.4
TEN Transmission Company        --        0.6       3.7    TEN Transmission Company      --         0.6       9.0
NJNR Pipeline Company           --        0.6       3.5    NJNR Pipeline Company         --         0.7       7.1
                                                           LILCO Energy Systems,
LILCO Energy Systems, Inc.      --        1.0       5.6    Inc.                          0.1        1.0      11.4
                                --        ---       ---                                  ---        ---      ----
          Totals               $0.1       $5.3     $30.1            Totals              $0.6       $5.3      $55.3
                               ====       ====     =====                                ====       ====      =====

                                          1998                                                      1997
                                          ----                                                      ----
                             Payments     Due     Revenue                             Payments      Due     Revenue
                                to       from      from                                  to        from      from
                              Related   Related   Related                              Related    Related   Related
                              Parties   Parties   Parties                              Parties    Parties   Parties
                              -------   -------   -------                              -------    -------   -------
  TransCanada                                                 TransCanada
  Iroquois Ltd.                 $0.5       $0.2     $0.5      Iroquois Ltd.              $0.6      $(0.2)      $1.8
  NorthEast Transmission                            15.0      NorthEast Transmission
  Company                        --        --                 Company                     --         1.4       16.6
  Dominion Iroquois, Inc.        --        --        2.7      Dominion Iroquois, Inc.     --         0.9       6.2
  ANR Iroquois, Inc.             --        0.4       2.8      ANR Iroquois, Inc.          --         0.3       0.7
  JMC-Iroquois, Inc.             --        0.9      12.7      TEN Transmission
  TEN Transmission                                            Company                     --         0.5       5.9
  Company                        --        0.4       5.4      NJNR Pipeline Company       --         0.8       9.5
  NJNR Pipeline Company          --        0.6       8.6      LILCO Energy Systems,
  LILCO Energy Systems, Inc.     0.1       1.0      14.5      Inc.                        0.1        1.3       15.4
                                 ---       ---      ----                                  ---        ---       ----
             Totals             $0.6       $3.5     $62.2              Totals            $0.7       $5.0      $56.1
                                ====       ====     =====                                ====       ====      =====


(9)      Retirement Benefit Plans

         During 1997, the Company established a noncontributory retirement plan ("Plan") covering substantially all employees. Pension benefits are based on years of credited service and employees' career earnings, as defined in the Plan. The Company's funding policy is to contribute, annually, an amount at least equal to that which will satisfy the minimum funding requirements of the Employee Retirement Income Security Act plus such additional amounts, if any, as the Company may determine to be appropriate from time to time.

         During 1997 and 1998 the Company also adopted excess benefit plans (EBP's) that provide retirement benefits to executive officers and other key management staff. The EBP's recognize total compensation and service that would otherwise be disregarded due to Internal Revenue Code limitations on compensation in determining benefits under the regular retirement plan. The EBP's are not funded and benefits are paid when due from general corporate assets.

         The following table represents the two plans combined funded status and amounts included in the consolidated balance sheets (thousands of dollars):



                                                  At December 31
                                      --------------------------------------
                                          1999         1998         1997
                                          ----         ----         ----
Benefit obligation                       $ 1,456      $  926      $  323
Less: fair value of plan assets              862         315          --
                                         -------      ------      ------
Funded status                            $  (504)     $ (611)     $ (323)
                                         -------      ------      -------
Accrued benefit cost                     $   361      $ (323)     $ (323)
                                         =======      ======      =======

         Net Pension costs for the two plan's included in the consolidated statement of income include the following components (thousands of dollars):

                                                  At December 31
                                      --------------------------------------
                                          1999         1998         1997
                                          ----         ----         ----
Benefit cost                             $ 435         $ 367        $ 323
Employer contribution                    $ 520         $ 323        $   0
Benefits paid                            $  20         $  33        $   0

         The assumptions used in determining the pension obligation at December 31, 1999, 1998 and 1997 were:

Discount rate                                          7.00%
Compensation progression rate                          5.00%
Expected long-term rate of return                       N/A

         The Company offers a defined contribution retirement plan with a 401(k) provision to its employees working over 1,000 hours, with over one year of service. The employees' contributions are matched dollar for dollar by Iroquois up to 5% of base pay. These costs are recognized on a monthly basis and funding is made on a pay-as-you-go basis. The Company's matching contributions to the 401(k) plan during 1999, 1998 and 1997 were $253,900, $236,500 and $191,100, respectively. Iroquois does not provide post-retirement health or life insurance benefits.

         No dealer,  salesperson  or other person has been
authorized  to  give  any   information  or  to  make  any                      Offer to Exchange
representation  not contained in this prospectus,  and, if                 8.68% Senior Notes due 2010
given or made,  such  information or  representation  must                     for all outstanding
not be relied on as having been  authorized  by  Iroquois.                 8.68% Senior notes due 2012
This  prospectus does not constitute an offer to sell or a                   ($200,000,000 principal
solicitation  of an  offer  to buy  any of the  securities                      amount outstanding)
offered hereby in any  jurisdiction  to any person to whom
it is  unlawful  to make such offer in such  jurisdiction.
Neither the delivery of this prospectus nor any sale made             Iroquois Gas Transmission System, L.P.
hereunder shall, under any circumstances, create any
implication that the information herein is correct as of
any time subsequent to the date hereof or that there has
been no change in the affairs of Iroquois since that date.


                    Table of Contents
                                                   Page
                                                   ----
FORWARD-LOOKING STATEMENTS...........................II
PROSPECTUS SUMMARY....................................1
RISK FACTORS.........................................14
USE OF PROCEEDS......................................19
THE EXCHANGE OFFER...................................20
CAPITALIZATION.......................................29
SELECTED HISTORICAL FINANCIAL
INFORMATION..........................................30
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS...........................................32
BUSINESS.............................................37
SUMMARY OF PRINCIPAL AGREEMENTS......................47
MANAGEMENT...........................................54
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT................................59
CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS.........................................60
DESCRIPTION OF THE EXCHANGE NOTES....................61
DESCRIPTION OF CERTAIN INDEBTEDNESS..................89
CERTAIN UNITED STATES FEDERAL INCOME TAX
CONSIDERATIONS.......................................91
PLAN OF DISTRIBUTION.................................95
LEGAL MATTERS........................................96
EXPERTS..............................................96
INDEX TO FINANCIAL STATEMENTS.........................1

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 20.  Indemnification of Directors and Officers

         Section 9.10 of the Amended and Restated Limited Partnership Agreement (which is being filed as Exhibit 3.01 with this Registration Statement) provides that the Registrant shall indemnify and save harmless the members of each committee of the Registrant against all actions, claims, demands, costs and liabilities arising out of the acts (or failure to act) of such persons in good faith within the scope of their authority in the course of the Registrant's business, and such persons shall not be liable for any obligations, liabilities or commitments incurred by or on behalf of the Registrant as a result of any such acts (or failure to act).

         Section 17-108 of Delaware Revised Uniform Limited Partnership Act provides that a limited partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions, if any, as are set forth in its partnership agreement.

         Article 10 of IPOC's Certificate of Incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, a director of IPOC shall not be liable to IPOC or its stockholders for monetary damage for breach of fiduciary duty as a director.

         Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL) permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

         Article VI Section 1 of IPOC's By-laws (the "By-laws"), provides that IPOC shall, to the full extent permitted by applicable law, indemnify any person (and the heirs, executors and administrators of such person), who, by reason of the fact that he is or was a director, officer, employee or agent of IPOC or of a constituent corporation absorbed by IPOC in a consolidation or merger or is or was serving at the request of IPOC or such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, was or is a party or is threatened to be made a party to (a) any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of IPOC), against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such action, suit or proceeding, or (b) any threatened, pending or completed action or suit by or in the right of IPOC to procure a judgment in its favor, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit.

         Article VI Section 1 of IPOC's By-laws further provides that any indemnification by IPOC shall be only made in the manner and to the extent authorized by applicable law, and any such indemnification shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled.

         Article VI Section 2 of IPOC's By-laws provides that IPOC shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of IPOC, or is or was serving at the request of IPOC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not IPOC would have the power to indemnify him against such liability under applicable law.

         Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of IPOC under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

         See Item 22 of this Registration Statement regarding the position of the Securities and Exchange Commission on indemnification for liabilities arising under the Securities Act.

Item 21.  Exhibits and Financial Statement Schedules

         (a)      Exhibits

                  See the index to exhibits appears immediately following the signature pages of this Registration Statement.


         (b)      Financial Statement Schedules

                  Not applicable


Item 22.  Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities securities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4 within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

         The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shelton, Connecticut on the 28th day of July, 2000.

                                      IROQUOIS GAS TRANSMISSION SYSTEM, L.P.,
                                          as Registrant
                                      By: Iroquois Pipeline Operating Company,
                                          its Agent


                                      By: /s/ Paul Bailey
                                         --------------------------------------
                                         Name:  Paul Bailey
                                         Title: Vice President & Chief
                                                Financial Officer


                                      By: /s/ Craig R. Frew
                                         -------------------------------------
                                         Name:  Craig R. Frew
                                         Title: President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 28th day of July, 2000. Each person whose signature appears below hereby authorizes Paul Bailey and Craig R. Frew and each of them, with full power of substitution, to execute in the name and on behalf of such person any amendment or any post-effective amendment to this Registration Statement and to file the same, with any exhibits thereto and other documents in connection therewith, making such changes in this Registration Statement as the Registrant deems appropriate, and appoints Paul Bailey and Craig R. Frew and each of them, with full power of substitution, attorney-in-fact to sign any amendment and any post-effective amendment to this Registration Statement and to file the same, with any exhibits thereto and other documents in connection therewith.

            Signatures                                                 Title
            ----------                                                 -----
             /s/  Paul Bailey                       Vice President and Chief Financial Officer of
---------------------------------------             Iroquois Pipeline Operating Company
                  Paul Bailey


          /s/  Craig R. Frew                        President of Iroquois Pipeline Operating
---------------------------------------
               Craig R. Frew


       /s/  Nicholas A. Rinaldi                     Controller of Iroquois Pipeline Operating Company
---------------------------------------
            Nicholas A. Rinaldi


       /s/  Paul F. MacGregor                       Representative on the Management Committee
---------------------------------------
            Paul F. MacGregor


       /s/  Charles A. Daverio                      Representative on the Management Committee
---------------------------------------
           Charles A. Daverio


          /s/  James M. Lane                        Representative on the Management Committee
---------------------------------------
              James M. Lane


         /s/  Paul D. Koonce                        Representative on the Management Committee
---------------------------------------
              Paul D. Koonce

                                INDEX TO EXHIBITS


Exhibit
Number                                Description
-------                               -----------

1.1 Purchase Agreement, dated May 22, 2000, by and among the Registrant, Chase Securities Inc. and Credit Suisse First Boston (the "Initial Purchasers").

3.1 Amended and Restated Limited Partnership Agreement of the Registrant dated as of February 28, 1997 among the partners of the Registrant.

3.2 First Amendment to Amended and Restated Limited Partnership Agreement of the Registrant dated as of January 27, 1999 among the partners of the Registrant.

4.1 Indenture dated as of May 30, 2000 between the Registrant and the Chase Manhattan Bank, as trustee (the "Trustee") for $200,000,000 aggregate principal amount of 8.68% senior note due 2010.

4.2 First Supplemental Indenture, dated as of May 30, 2000 between the Registrant and the Trustee for $200,000,000 aggregate principal amount of 8.68% senior note due 2010.

*4.3            Form of Exchange Note.

4.4 Exchange and Registration Rights Agreement dated as of May 30, 2000 among the Registrant and Initial Purchasers for $200,000,000 aggregate principal amount of 8.68% Senior notes due 2010.

*5.1 Opinion and Consent of Shearman & Sterling regarding validity of the exchange notes.

10.1 Credit Agreement among the Registrant, The Chase Manhattan Bank, as administrative agent, Bank of Montreal, as syndication agent and Fleet National Bank, as documentation agent, and other financial institutions, dated May 30, 2000.

10.2 Amended and Restated Operating Agreement dated as of February 28, 1997 between Iroquois Pipeline Operating Company and the Registrant.

10.3 Agreement Between Iroquois Pipeline Operating Company and Tennessee Gas Pipeline Company with respect to operating pipelines of the Registrant dated as of March 15, 1991.

10.4 FERC Gas Tariff, First Revised Volume No. 1 of the Registrant filed with the Federal Energy Regulatory Commission.

10.5 Stipulation and Agreement dated as of December 17, 1999 between the Registrant, the Federal Energy Regulatory Commission Staff and all active participants in Docket Nos. RP94-72-009, FA92-59-007, RP97-126-015, and RP97-126-000 as approved by the
               Federal Energy Regulatory Commission on February 10, 2000.

10.6 Supplemental Executive Retirement Agreement dated as of July 1, 1997 between the Registrant and Craig R. Frew.

10.7 Supplemental Executive Retirement Agreement dated as of July 1, 1997 between the Registrant and Paul Bailey.

10.8 Supplementary Pension Plan of Iroquois Pipeline Operating Company adopted on December 31, 1998.

10.9 Performance Share Unit Plan of Iroquois Pipeline Operating Company effective as of January 1, 1999.

12.1     Statements regarding computation of ratios.

21.1     List of Subsidiaries of the Registrant.

23.1 Consent of PricewaterhouseCoopers LLP, independent public accountants of the Registrant.

*23.2    Consent of Shearman & Sterling (included in Exhibit 5.1).

*24.1    Power of Attorney (included in signature pages to Registration
         Statement).

25.1     Statement of Eligibility of the Trustee, on Form T-1

27.1     Financial Data Schedule.

*99.1    Form of Letter of Transmittal.

*99.2    Form of Notice of Guaranteed Delivery.

*99.3    Form of Exchange Agent Agreement.

----------

  *      To be filed by Amendment